EXHIBIT 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

GRANITE ACQUISITION, INC.

and

WASTE MANAGEMENT HOLDINGS, INC.,

NATIONAL GUARANTY INSURANCE COMPANY OF VERMONT,

MOUNTAIN INDEMNITY INSURANCE COMPANY,

CHEMICAL WASTE MANAGEMENT, INC.

and, solely for purposes of Sections 5.5, 6.4(f), 6.4(g), 6.9 and 9.2,

WHEELABRATOR TECHNOLOGIES INC.

July 25, 2014

Exhibits

Exhibit A	Glossary
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Waste Supply Agreement
Exhibit D	Form of Secretary’s Certificate
Exhibit E	Form of Resignation
Exhibit F	FIRPTA Certificates

Schedules

Schedule 1.01	Projects
Schedule 1.2(c)	Form of Adjusted Closing Net Working Capital Statement
Schedule 1.2(d)	Payment Instructions
Schedule 1.2(e)	Form of Closing Net Debt Statement
Schedule 1.2(f)	Form of Project Capital Expenditure Statement
Schedule 1.2(f)-1	Estimated Project Capital Expenditure Amount
Schedule 1.2(g)	Estimated Ferrybridge Capital Expenditure Amount
Schedule 1.5(a)(iii)	Parties to the Waste Supply Agreements
Schedule 1.5(a)(x)	Continuing Agreements
Schedule 1.5(b)(iv)	Material WM Guarantees
Schedule 3.2(a)	Shares
Schedule 3.2(b)	Transferred Companies
Schedule 3.2(c)	Other Subsidiaries
Schedule 3.2(e)	Options, Warrants and Other Rights
Schedule 3.2(f)	Encumbrances on Subsidiaries
Schedule 3.3(c)	Authority; Non-Contravention; Approvals
Schedule 3.3(d)	Governmental Approvals
Schedule 3.4	Litigation
Schedule 3.5	Violations of Law
Schedule 3.6(a)	Financial Statements
Schedule 3.6(b)	Conduct of Business
Schedule 3.6(c)	Undisclosed Liabilities
Schedule 3.7	Insurance Policies
Schedule 3.8(b)	Tax Return Filing Extensions
Schedule 3.8(f)	Tax Audits
Schedule 3.8(i)	Tax Indemnification Agreements
Schedule 3.8(j)	Joint Ventures, Partnerships and Other Arrangements Treated as Partnerships under Code
Schedule 3.8(k)	Tax Classification
Schedule 3.8(l)	Foreign Establishment
Schedule 3.8(o)	Certain Tax Treatment of Assets
Schedule 3.8(p)	COFL, CSLL and CODL Amounts
Schedule 3.8(q)	Net Operating Losses and Capital Loss Carryovers
Schedule 3.8(s)	Foreign Assets / Income
Schedule 3.9(a)	Benefit Plans

v

Schedule 3.9(c)	Benefit Plan Tax Items
Schedule 3.9(f)	Health, Medical or Other Welfare Benefits After Retirement or Other Termination
Schedule 3.9(h)	Gross-Ups
Schedule 3.10(c)	Wage and Hour Claims
Schedule 3.10(e)	Transaction Compensation
Schedule 3.11	Environmental Matters
Schedule 3.11(a)	Business Properties
Schedule 3.13	Contracts
Schedule 3.14(a)	Real Property
Schedule 3.14(a)(i)	Owned Real Property
Schedule 3.14(a)(ii)	Leased Real Property
Schedule 3.14(a)(iii)	Easement Real Property
Schedule 3.14(b)	Real Property Disclosures
Schedule 3.14(d)	Other Real Property
Schedule 3.14(e)	Purchase Option; Right of First Refusal; Other Obligations
Schedule 3.16(b)	Intellectual Property
Schedule 3.16(c)	Infringement Actions
Schedule 3.21	Bank Accounts and Credit Cards
Schedule 3.22	Bond, Letters of Credit and Guarantees
Schedule 3.23	Condemnation
Schedule 6.1	Covenant Exceptions
Schedule 6.7	Indemnification Agreements
Schedule 6.8	Resignations
Schedule 6.9(a)(i)	Bridged Seller Guarantees
Schedule 6.9(a)(ii)	Scheduled Seller Credit Enhancements
Schedule 6.9(d)	Material Bridged Guarantees
Schedule 6.9(e)	Specified Extension Agreements
Schedule 6.19(a)(iv)	SPEs
Schedule 6.24	Certain Broward Matters
Schedule 7.1(g)	Closing Consents
Schedule 7.2(g)	Consents

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of July 25, 2014 (this “Agreement”), is by and among GRANITE ACQUISITION, INC., a Delaware corporation (the “Purchaser”), WASTE MANAGEMENT HOLDINGS, INC., a Delaware corporation (“WM Holdings”), NATIONAL GUARANTY INSURANCE COMPANY OF VERMONT, a Vermont insurance corporation (“National Guaranty”), MOUNTAIN INDEMNITY INSURANCE COMPANY, a Vermont insurance corporation (“Mountain Indemnity”), CHEMICAL WASTE MANAGEMENT, INC., a Delaware corporation (“Chemical WM,” and together with WM Holdings, National Guaranty and Mountain Indemnity, the “Sellers”), and, solely for purposes of Sections 5.5, 6.4(f), 6.4(g), 6.9 and 9.2, Wheelabrator Technologies Inc., a Delaware corporation (the “Company”).

RECITALS:

WHEREAS, the Sellers collectively own 100 shares of common stock, par value $1.00 per share (the “Shares”), of the Company, which constitute 100% of the issued and outstanding capital stock of the Company;

WHEREAS, the Sellers are each wholly-owned, direct or indirect, subsidiaries of Waste Management, Inc., a Delaware corporation (“WM Parent”);

WHEREAS, the Company is a holding company for several operating entities that are engaged primarily in the disposal, waste-to-energy and independent power generation business, including the ownership, operation and development of the Projects as currently conducted, the generation and sale of electricity and capacity and electric-related products by the Transferred Companies at or from the Projects as currently conducted, the receipt by such Transferred Companies of fuel and the conduct of other activities by such Transferred Companies related or incidental to the foregoing all as currently conducted (collectively, the “Business”);

WHEREAS, the Purchaser wishes to purchase from the Sellers and the Sellers wish to sell, transfer, assign and deliver to the Purchaser the Shares on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Sellers’ willingness to enter into this Agreement, Energy Capital Partners III-A, LP, a Delaware limited partnership (“ECP Guarantor”), is entering into a limited guarantee in favor of the Sellers (the “Limited Guarantee”) pursuant to which ECP Guarantor is guarantying certain obligations of the Purchaser under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, WM Parent is entering into a guarantee in favor of the Purchaser (the “WM Guarantee”) pursuant to which WM Parent is guarantying certain obligations of the Sellers under this Agreement; and

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Glossary attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements stated herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE I

PURCHASE, SALE AND DELIVERY

Section 1.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions in this Agreement, at the Closing, the Sellers shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall acquire and purchase from the Sellers, the Shares free and clear of all Encumbrances.

Section 1.2 Purchase Price; Adjustment; Payment.

(a) The aggregate purchase price for the Shares, payable to the Sellers at Closing, shall be: One Billion Nine Hundred Forty Million Dollars ($1,940,000,000), less or (if negative) plus the Estimated Closing Net Debt (the “Initial Purchase Price”), subject to adjustment pursuant to this Section 1.2 and Section 1.3. The amounts paid or payable by the Purchaser to the Sellers pursuant to this Section 1.2 and Section 1.3 shall be referred to collectively as the “Purchase Price.”

(b) The Initial Purchase Price shall be adjusted prior to Closing as follows:

(i) Not later than five (5) Business Days prior to the Closing Date, the Sellers shall provide the Purchaser with (A) a statement, in the form of Schedule 1.2(c), setting forth the estimated Adjusted Closing Net Working Capital, derived from an estimated combined balance sheet as of the effective time of Closing prepared by the Sellers in accordance with GAAP (the “Estimated Adjusted Closing Net Working Capital”), and financial documentation supporting such estimate, including an aging accounts receivable report, with reserves for doubtful accounts and bad debts, (B) a statement, in the form of Schedule 1.2(e), setting forth the estimated Closing Net Debt (the “Estimated Closing Net Debt”), and financial documentation supporting such estimate, (C) a statement, in the form of Schedule 1.2(f), setting forth the estimated Project Capital Expenditure Amount (the “Estimated Project Capital Expenditure Amount”), and financial documentation supporting such estimates, and (D) a statement, in the form of Schedule 1.2(g), setting forth the estimated Ferrybridge Capital Expenditure Amount (the “Estimated Ferrybridge Capital Expenditure Amount”), and financial documentation supporting such estimates.

(ii) If the Estimated Adjusted Closing Net Working Capital is greater than the Target Net Working Capital, the Initial Purchase Price payable at Closing (the “Closing Purchase Price”) will be increased by the positive difference between the Estimated Adjusted Net Working Capital and the Target Net Working Capital (the “NWC Amount”).

(iii) If the Estimated Adjusted Closing Net Working Capital is less than the Target Net Working Capital, the Closing Purchase Price will be decreased by the absolute value of the NWC Amount.

(iv) The Closing Purchase Price will be increased by an amount equal to the Estimated Project Capital Expenditure Amount.

(v) If the Estimated Ferrybridge Capital Expenditure Amount is greater than the Target Ferrybridge Capital Expenditure Amount, the Closing Purchase Price will be decreased by the absolute value of the difference between the Target Ferrybridge Capital Expenditure Amount and the Estimated Ferrybridge Capital Expenditure Amount (a “Ferrybridge Closing Decrease”).

(c) As used herein, “Adjusted Closing Net Working Capital” means the combined current assets, less the combined current liabilities, of the Transferred Companies as of the effective time of the Closing, as determined in accordance with GAAP, subject to the adjustments as set forth in the form Adjusted Closing Net Working Capital Statement attached as Schedule 1.2(c) hereto.

(d) At the Closing, the Purchaser shall pay to the Sellers the Closing Purchase Price, which shall be allocated among the Sellers in accordance with the percentage interest set forth opposite each Seller’s name as set forth on Schedule 1.2(d) hereto. The Closing Purchase Price shall be paid by wire transfer of immediately available funds to the accounts designated on Schedule 1.2(d) hereto (unless another account is designated in writing by the Sellers at least three (3) Business Days prior to the Closing).

(e) As used herein, “Closing Net Debt” means, as of the effective time of the Closing, the Indebtedness of the Transferred Companies less the Cash and Cash Equivalents of the Transferred Companies, as determined in accordance with GAAP, subject to the adjustments as set forth in the form Closing Net Debt Statement attached as Schedule 1.2(e) hereto.

(f) As used herein, “Project Capital Expenditure Amount” means the amount of capital paid or contributed by the Transferred Companies after the date hereof and prior to the Closing Date to (i) the Inashco Joint Venture in excess of $1,994,000, (ii) the North Wales Project and (iii) the Dutchess County Project, provided that in each case any amounts paid after the date hereof and prior to the Closing Date that exceed the total budgeted amounts set forth on Schedule 1.2(f)-1 are approved by the Purchaser.

(g) As used herein, “Ferrybridge Capital Expenditure Amount” means the amount of remaining capital expenditures and contributions as of the effective time of Closing, to be made by the Company with respect to the Ferrybridge Project, based on such project’s budget to completion as set forth on Schedule 1.2(g) hereto, as such budget may be updated with documented signed work or change orders from the date hereof through the Closing Date (the “Closing Date Ferrybridge Budget”).

Section 1.3 Post-Closing Purchase Price Adjustments. Following the Closing, the Closing Purchase Price shall be subject to adjustment as provided herein to reflect the difference between (i) the Final Adjusted Closing Net Working Capital and Estimated Adjusted Closing Net Working Capital, (ii) the Final Closing Net Debt and Estimated Closing Net Debt, (iii) the Final Project Capital Expenditure Amount and Estimated Project Capital Expenditure Amount and (iv) the Final Ferrybridge Capital Expenditure Amount and Estimated Ferrybridge Capital Expenditure Amount.

(a) Within ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Sellers a statement setting forth (i) the Adjusted Closing Net Working Capital in accordance with Section 1.2(c) and Schedule 1.2(c) (the “Adjusted Closing Net Working Capital Statement”), (ii) the Closing Net Debt of the Transferred Companies in accordance with Section 1.2(e) and Schedule 1.2(e) (the “Closing Net Debt Statement”), (iii) the Project Capital Expenditure Amount as of the effective time of the Closing in accordance with Section 1.2(f) (the “Project Capital Expenditure Statement”), and (iv) the Ferrybridge Capital Expenditure Amount as of the effective time of the Closing in accordance with Section 1.2(g) (the “Ferrybridge Capital Expenditure Statement”), each of which shall be accompanied by reasonable detail and related backup information. The Purchaser and the Sellers shall cooperate and provide each other access to their respective books and records (and those of the Transferred Companies) as are reasonably requested in connection with the matters addressed in this Section 1.3.

(b) The Sellers shall have sixty (60) days from the date on which the Adjusted Closing Net Working Capital Statement, the Closing Net Debt Statement, the Project Capital Expenditure Statement and the Ferrybridge Capital Expenditure Statement have been delivered to the Sellers to raise any objection(s) to (i) the Adjusted Closing Net Working Capital Statement, (ii) the Closing Net Debt Statement, (iii) the Project Capital Expenditure Statement or (iv) the Ferrybridge Capital Expenditure Statement, in each case by delivery of written notice to the Purchaser setting forth such objection(s) in reasonable detail (the “Disputed Items”). In the event that the Sellers shall not deliver any such objection(s) with respect to the Adjusted Closing Net Working Capital Statement, the Closing Net Debt Statement, the Project Capital Expenditure Statement or the Ferrybridge Capital Expenditure Statement within such sixty-day period, then the Adjusted Closing Net Working Capital Statement, the Closing Net Debt Statement, the Project Capital Expenditure Statement and the Ferrybridge Capital Expenditure Statement shall be deemed final for purposes of this Section 1.3. In the event that any such objection(s) are so delivered, the Adjusted Closing Net Working Capital Statement, the Closing Net Debt Statement, the Project Capital Expenditure Statement and/or the Ferrybridge Capital Expenditure Statement, as applicable, shall each be deemed not final and the Purchaser and the Sellers shall attempt, in good faith, to resolve the Disputed Items and, if they are unable to resolve all of the Disputed Items within thirty (30) Business Days of delivery of such notice, they shall, within five (5) Business Days thereafter (or such earlier date as mutually agreed), designate PricewaterhouseCoopers LLP, or if PricewaterhouseCoopers LLP is unwilling or unable to so serve, then another internationally recognized firm of independent public accountants, mutually agreeable to the Purchaser and the Sellers (the “Accounting Arbitrator”), to finally determine such Disputed Items. In the event that the Purchaser and the Sellers are unable to agree on the Accounting Arbitrator within such five-Business Day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American

Arbitration Association; provided that such firm shall not currently be the independent auditor of (or otherwise serve as a consultant to) the Sellers, the Company, the Purchaser or their respective Affiliates. The Accounting Arbitrator shall resolve all remaining Disputed Items in accordance herewith within twenty (20) Business Days following the date of its designation. In connection with the foregoing, the Accounting Arbitrator shall be instructed to and must (i) limit its determination(s) only to the remaining Disputed Items, (ii) make its determination(s) as to each remaining Disputed Item in accordance with Section 1.2(c), Section 1.2(e), Section 1.2(f) and Section 1.2(g) and (iii) not assign a value to any remaining Disputed Item greater than the highest value for such Disputed Item claimed by either the Purchaser or the Sellers or less than the lowest value for such Disputed Item claimed by either the Purchaser or the Sellers. All determinations by the Accounting Arbitrator shall be final and binding upon the parties for purposes of this Section 1.3, absent fraud or manifest error. The fees and expenses of the Accounting Arbitrator shall be borne by the party(ies) based on the degree (as determined by the Accounting Arbitrator) to which the Accounting Arbitrator has accepted the positions of the Purchaser and the Sellers.

(c) At such time as the Adjusted Closing Net Working Capital shall become final in accordance with Section 1.3(b) (the “Final Adjusted Closing Net Working Capital”), the Final Adjusted Closing Net Working Capital shall be compared to the Estimated Adjusted Closing Net Working Capital. At such time as the Closing Net Debt shall become final in accordance with Section 1.3(b) (the “Final Closing Net Debt”), the Final Closing Net Debt shall be compared to the Estimated Closing Net Debt. At such time as the Project Capital Expenditure Amount shall become final in accordance with Section 1.3(b) (the “Final Project Capital Expenditure Amount”), the Final Project Capital Expenditure Amount shall be compared to the Estimated Project Capital Expenditure Amount. At such time as the Ferrybridge Capital Expenditure Amount shall become final in accordance with Section 1.3(b) (the “Final Ferrybridge Capital Expenditure Amount”), the Final Ferrybridge Capital Expenditure Amount shall be compared to the Estimated Ferrybridge Capital Expenditure Amount.

(d) In the event that the Final Adjusted Closing Net Working Capital exceeds the Estimated Adjusted Closing Net Working Capital, the Purchaser shall be obligated to pay to the Sellers an amount equal to such excess, in cash in immediately available funds. In the event that the Estimated Closing Net Debt exceeds the Final Closing Net Debt, the Purchaser shall be obligated to pay to the Sellers an amount equal to such excess, in cash in immediately available funds. In the event that the Final Project Capital Expenditure Amount exceeds the Estimated Project Capital Expenditure Amount, the Purchaser shall be obligated to pay to the Sellers an amount equal to such excess, in cash in immediately available funds.

(e) In the event that the Estimated Adjusted Closing Net Working Capital exceeds the Final Adjusted Closing Net Working Capital, the Sellers shall be obligated to pay to the Purchaser an amount equal to such excess, in cash in immediately available funds. In the event that the Final Closing Net Debt exceeds the Estimated Closing Net Debt, the Sellers shall be obligated to pay to the Purchaser an amount equal to such excess, in cash in immediately available funds. In the event that the Estimated Project Capital Expenditure Amount exceeds the Final Project Capital Expenditure Amount, the Sellers shall be obligated to pay to the Purchaser an amount equal to such excess, in case in immediately available funds.

(f) In the event that the Estimated Ferrybridge Capital Expenditure Amount exceeded the Target Ferrybridge Capital Expenditure Amount, then:

(i) in the event the Target Ferrybridge Capital Expenditure Amount exceeds the Final Ferrybridge Capital Expenditure Amount, the Purchaser shall (x) be obligated to pay the Sellers pursuant to Section 1.3(h) an amount equal to the Ferrybridge Closing Decrease and (y) be obligated to pay the amount by which the Target Ferrybridge Capital Expenditure Amount exceeds the Final Ferrybridge Capital Expenditure Amount in equal monthly installments beginning on the fifth (5th) day after final determination and ending with the monthly installment payment in June 2015; or

(ii) in the event the Final Ferrybridge Capital Expenditure Amount exceeds the Target Ferrybridge Capital Expenditure Amount and:

(x) the Estimated Ferrybridge Capital Expenditure Amount exceeds the Final Ferrybridge Capital Expenditure Amount, then the Purchaser shall be obligated to pay the Sellers pursuant to Section 1.3(h) an amount equal to the difference between the Estimated Ferrybridge Capital Expenditure Amount and the Final Ferrybridge Capital Expenditure Amount; or

(y) the Final Ferrybridge Capital Expenditure Amount exceeds the Estimated Ferrybridge Capital Expenditure Amount, then the Sellers shall be obligated to pay the Purchaser pursuant to Section 1.3(h) an amount equal to the difference between the Final Ferrybridge Capital Expenditure Amount and the Estimated Ferrybridge Capital Expenditure Amount.

(g) In the event that the Target Ferrybridge Capital Expenditure Amount exceeded the Estimated Ferrybridge Capital Expenditure Amount, then:

(i) in the event the Target Ferrybridge Capital Expenditure Amount exceeds the Final Ferrybridge Capital Expenditure Amount, the Purchaser shall be obligated to pay the amount by which Target Ferrybridge Capital Expenditure Amount exceeds the Final Ferrybridge Capital Expenditure Amount in equal monthly installments beginning on the fifth (5th) day after final determination and ending with the monthly installment payment in June 2015; or

(ii) in the event the Final Ferrybridge Capital Expenditure Amount exceeds the Target Ferrybridge Capital Expenditure Amount, then the Sellers shall be obligated to pay the Purchaser pursuant to Section 1.3(h) an amount equal to the difference between the Final Ferrybridge Capital Expenditure Amount and the Target Ferrybridge Capital Expenditure Amount.

(h) The payment obligations under Section 1.3(d), Section 1.3(e), Section 1.3(f) and Section 1.3(g) shall be combined or offset as applicable to determine the payor, payee and amount of adjustment payment to be paid. The Sellers and the Purchaser acknowledge and agree that any payment made pursuant to this Section 1.3(h) shall be paid within five (5) days after final determination (except with respect to any adjustment pursuant to Section 1.3(f)(i)(y) or Section 1.3(g)(i)) and will be treated as an adjustment to the Purchase Price for income tax purposes to the extent permitted by Law.

(i) During the period that the Sellers and their advisors and representatives are conducting their review of the Purchaser’s preparation of the Adjusted Closing Net Working Capital Statement, the Closing Net Debt Statement, the Project Capital Expenditure Statement and the Ferrybridge Capital Expenditure Statement, the Sellers and their advisors and representatives will have reasonable access during normal business hours to the Books and Records of the Transferred Companies and the work papers (subject, in the case of such work papers prepared by the Purchaser’s or Transferred Companies’ auditors, to the Sellers entering into such waivers, indemnities and other agreements as reasonably required by such auditors) prepared by or on behalf of the Purchaser and its representatives in connection with the Purchaser’s preparation of the Adjusted Closing Net Working Capital Statement, the Closing Net Debt Statement, the Project Capital Expenditure Statement and the Ferrybridge Capital Expenditure Statement, in each case to the extent reasonably relevant to the calculation of Final Adjusted Closing Net Working Capital, Final Closing Net Debt, Final Project Capital Expenditure Amount and Final Ferrybridge Capital Expenditure Amount.

Section 1.4 Closing. Subject to the terms and provisions of Article VIII, the closing of the purchase and sale provided for in this Agreement (the “Closing”) shall take place at 10:00 a.m. (New York City time) at the offices of Winstead PC in Houston, Texas or by exchange of documents via facsimile or electronic mail (with originally signed documents delivered by courier within three (3) Business Days after the Closing Date) on the later of (i) the fifth (5th) Business Day following the date on which the last of the conditions set forth in Article VII is fulfilled or waived (other than such conditions that by their nature cannot be satisfied until the Closing Date, which include for purposes of this Agreement, without limitation, the conditions set forth in Section 7.2(i) and Section 7.2(j), but subject to the satisfaction or waiver thereof at the Closing), (ii) the third Business Day after the final day of the Marketing Period or (iii) such other time or date as may be agreed upon in writing by the parties hereto. Subject to the provisions of Section 8.1, the failure to consummate the purchase and sale provided for in this Agreement in the manner determined pursuant to this Section 1.4 shall not result in the termination of this Agreement and shall not relieve any party to this Agreement of any obligation hereunder. For purposes of this Agreement, the date on which the Closing actually occurs is referred to as the “Closing Date”. The Closing shall be deemed to be effective between the parties as of 12:01 a.m. (New York City time) on the Closing Date.

Section 1.5 Closing Deliveries.

(a) Seller Deliveries. At the Closing, the Sellers shall deliver to the Purchaser:

(i) stock certificates representing the Shares, duly endorsed in blank or accompanied by stock transfer powers;

(ii) the Transition Services Agreement, substantially in the form attached hereto as Exhibit B, duly executed by the parties thereto set forth in such agreement;

(iii) the Waste Supply Agreement(s), in the form(s) attached hereto as Exhibit C, duly executed by the parties set forth on Schedule 1.5(a)(iii);

(iv) (a) a certificate from an officer of each Seller, in the form attached hereto as Exhibit D, certifying (i) the Organizational Documents of such Seller, (ii) the resolutions of the board of directors and the stockholder(s) of such Seller authorizing the transactions contemplated by this Agreement, and (iii) the incumbency and signatures of the officers of such Seller executing the applicable transaction documents and (b) a certificate from the state of formation of such Seller within five (5) days before the Closing Date as to the good standing of such Seller;

(v) the resignations and releases, in the forms attached hereto as Exhibit E, of all of the officers, directors and/or managers of the Transferred Companies as set forth in Section 6.8;

(vi) the certificate described in Section 7.2(h);

(vii) reasonable evidence of the completion of the Spin-Off;

(viii) effective possession or control of the Books and Records of the Transferred Companies (at Closing or as soon as reasonably practical thereafter);

(ix) a certificate from each Seller, in the form(s) attached hereto as Exhibit F, in each case prepared in accordance with Treasury Regulation Section 1.1445-2(b)(2), dated as of the Closing Date and signed under penalties of perjury by a responsible corporate officer of the applicable Seller; and

(x) those agreements or documentation evidencing the arrangements between the Transferred Companies and WM Companies described on Schedule 1.5(a)(x), on terms reasonably and mutually acceptable to the Sellers and the Purchaser (the “Continuing Agreements”); provided that any Continuing Agreements that require a third party consent that has not been obtained prior to the Closing are not required to be delivered at the Closing pursuant to this clause (x), unless such consent is set forth on Schedule 7.1(g) or Schedule 7.2(g).

(b) Purchaser Deliveries. At the Closing, the Purchaser shall deliver to the Sellers:

(i) the Closing Purchase Price payable as set forth in Section 1.2;

(ii) the Transition Services Agreement, substantially in the form attached hereto as Exhibit B, duly executed by the parties thereto set forth in such agreement;

(iii) the Waste Supply Agreement(s), in the form(s) attached hereto as Exhibit C, duly executed by the parties set forth on Schedule 1.5(a)(iii);

(iv) the return or release (or written agreement or consent of the beneficiaries to the release and return) of guarantees, letters of credit, credit enhancements and performance or surety bonds (collectively, “Credit Support”) provided by WM Companies to third party beneficiaries securing the obligations of the Transferred Companies or such third party beneficiaries, as set forth on Schedule 1.5(b)(iv) (the “Material WM Guarantees”);

(v) the certificate described in Section 7.1(f); and

(vi) the Continuing Agreements; provided that any Continuing Agreements that require a third party consent that has not been obtained prior to the Closing are not required to be delivered at the Closing pursuant to this clause (vi), unless such consent is set forth on Schedule 7.1(g) or Schedule 7.2(g).

Section 1.6 Withholding. Each of the Purchaser, the Company and any other Persons acting on their behalf shall be entitled to deduct and withhold from payments made in connection with the transactions contemplated by this Agreement, such amounts as are required to be deducted or withheld under applicable Law. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person in respect of whom such deduction or withholding was made. The Purchaser shall provide the Sellers with notice of its intent to withhold at least three (3) days prior to the Closing Date (provided that no such notice shall be required with respect to withholding required (i) pursuant to Section 1445 of the Code if any Seller fails to comply with Section 1.5(a)(ix) or (ii) in connection with any bonus or other compensatory payments made to Continued Employees).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as expressly set forth in the Purchaser’s Disclosure Schedule attached hereto (the “Purchaser’s Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Purchaser’s Disclosure Schedule shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement so long as its relevance to such other section or subsection is reasonably apparent from the information disclosed on such schedule, whether or not a specific cross-reference appears), the Purchaser represents and warrants to each Seller that the statements contained in this Article II are true and correct as of the date hereof and as of the Closing Date:

Section 2.1 Organization and Qualification. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Purchaser is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary.

Section 2.2 Authority; Non-Contravention.

(a) The Purchaser has full organizational power and authority to execute and deliver this Agreement and any certificate, instrument or agreement delivered at the Closing by the Purchaser, and to consummate the transactions contemplated hereby or thereby. This Agreement and the certificates, instruments and agreements delivered at the Closing by the Purchaser have been duly authorized by all necessary action on the part of the Purchaser, and no other proceedings on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby and thereby. This Agreement has been, and each of such certificates, instruments and agreements delivered at the Closing by the Purchaser will be, duly executed and delivered by the Purchaser.

(b) Except for the approvals set forth in Section 2.6, the execution and delivery of this Agreement and the certificates, instruments and agreements delivered at the Closing by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby and thereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Purchaser under any of the terms, conditions or provisions of (i) the Organizational Documents of the Purchaser, (ii) any Legal Requirement applicable to the Purchaser, or any of its properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Purchaser is now a party or by which the Purchaser is bound, except to the extent that any such items would not reasonably be expected to result in a material adverse effect on the Purchaser’s ability to perform its obligations hereunder.

Section 2.3 Binding Agreement. Assuming the due authorization, execution and delivery hereof and thereof by the WM Parties, this Agreement constitutes, as of the date hereof, and this Agreement and all documents, instruments and agreements required hereunder to be executed and delivered by the Purchaser at the Closing will constitute, on the Closing Date, legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with the respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

Section 2.4 No Violation, Litigation or Regulatory Action. As of the date hereof, there are no Actions or Orders pending or, to the Knowledge of the Purchaser, threatened against the Purchaser or any of its Affiliates that (i) purport to affect the ability of the Purchaser to perform its obligations under this Agreement or the certificates, instruments and agreements delivered by the Purchaser at Closing or prevent the consummation of any of the transactions contemplated hereby or thereby or (ii) question the legality of the transactions contemplated by this Agreement or any instrument, certificate or agreement delivered by the Purchaser at Closing.

Section 2.5 Investment Intent. The Purchaser is acquiring the Shares as an investment for its own account and not with a view to the distribution thereof. The Purchaser shall not sell, transfer, assign, pledge or hypothecate any of the Shares in the absence of registration under, or pursuant to an applicable exemption from, federal and applicable state securities laws. The Purchaser acknowledges and agrees that the Transferred Companies and the Shares are being sold “as is,” except as expressly set forth in this Agreement. The Purchaser acknowledges that the Sellers make no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Transferred Companies or the future business and operations of the Transferred Companies; or (ii) except as expressly set forth in this Agreement, any other information or documents made available to the Purchaser with respect to the Transferred Companies. The parties agree that the term “made available” or “delivered” with respect to any information or document shall mean that such information or document was, prior to the date of this Agreement, (A) included in the electronic data room of the Sellers related to the transactions contemplated by this Agreement and to which the Purchaser was given access prior to the date of this Agreement or (B) otherwise provided to the Purchaser in writing.

Section 2.6 Governmental Filings and Approvals. The only approvals by, notifications to or filings with any Governmental Authority required to be made or received, as the case may be, by the Purchaser in respect of the transactions contemplated hereby are those filings and approvals necessary under the HSR Act and under section 203(a)(1) of the FPA.

Section 2.7 Financing.

(a) The Purchaser has delivered to the Sellers a true and complete copy of (i) that certain debt commitment letter dated as of July 25, 2014 (the “Debt Commitment Letter”), by and between the Purchaser and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Barclays Bank PLC (the “Lenders”), pursuant to which the Lenders have agreed, upon the terms and subject to the limited conditions thereof, to provide debt financing in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”) and (ii) the equity commitment letter, dated as of the date hereof, among the Purchaser, the ECP Guarantor and the other parties thereto (the “Equity Commitment Letter,” and together with Debt Commitment Letter, the “Commitment Letters”) to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Equity Financing,” and together with the Debt Financing, the “Financing”).

(b) The Purchaser has fully paid any and all commitment fees or other fees in connection with the Financing that are payable on or prior to the date hereof, and as of the date hereof the Commitment Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of the Purchaser and, to the Knowledge of the Purchaser, each of the other parties thereto in accordance with the terms and conditions thereof, subject to the qualifications that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity) and that equitable remedies, including specific performance, are discretionary and may not be ordered. The Commitment Letters have not been amended or modified prior to the date of this Agreement and no such amendment or modification is contemplated by the Purchaser. No commitment contained in the Commitment Letters has been withdrawn or rescinded in any respect as of the date hereof. The obligations of the Lenders to fund the commitments under the Debt Commitment Letter are not subject to any condition or contingency that is not set forth in the Debt Commitment Letter. The obligations of ECP Guarantor to fund the commitments under the Equity Commitment Letter are not subject to any condition or contingency that is not set forth in the Equity Commitment Letter. Other than the Commitment Letters, there are no side letters, agreements, contracts or other arrangements related to the Financing that could increase the conditionality or reduce the amount of the Financing.

(c) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser (or to the Purchaser’s Knowledge, any other party thereto) under any term of, or a failure of any condition under, the Commitment Letters or would otherwise be reasonably likely to result in any portion of the Financing contemplated thereby becoming unavailable. As of the date of this Agreement, assuming the conditions set forth in Section 7.2 hereof are satisfied at Closing, the Purchaser has no reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to the Purchaser on the Closing Date.

(d) The aggregate proceeds from the Debt Financing and the Equity Financing, when funded, and the Purchaser’s unrestricted cash on hand, will be sufficient to fund all of the amounts required to be provided by the Purchaser for the consummation of the transactions contemplated by this Agreement, including to pay the Closing Purchase Price pursuant to Section 1.2 and all other amounts payable by the Purchaser hereunder at Closing and at the time of any post-Closing adjustment of the Purchase Price (and under the Commitment Letters and any fee arrangements related thereto), in each case in accordance with the terms hereof. In no event shall the receipt by, or the availability of any funds or financing to, the Purchaser or any of its Affiliates or any other financing be a condition to the Purchaser’s obligation to consummate the transactions contemplated hereunder.

(e) Notwithstanding anything contrary contained herein, the Sellers agree that a breach of any of the representations and warranties set forth in this Section 2.7 shall not result in the failure of a condition precedent to the Seller’s obligations under this Agreement, if (notwithstanding such breach) the Purchaser is willing and able to consummate the transaction contemplated herein on the Closing Date.

Section 2.8 Broker’s, Finder’s or Similar Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the certificates, instruments and agreements delivered at the Closing or the transactions contemplated hereby or thereby based upon any contract, arrangement or understanding entered into by or on behalf of the Purchaser or any of its Affiliates.

Section 2.9 Limited Guarantee. Concurrently with the execution of this Agreement, ECP Guarantor has duly executed and delivered to the Purchaser the Limited Guarantee. The ECP Guarantor has full organizational power and authority to execute and deliver the Limited Guarantee and to perform its obligations thereunder. The execution, delivery and performance by ECP Guarantor of the Limited Guarantee and the consummation by ECP Guarantor of the transactions contemplated thereby have been duly and validly authorized by all necessary limited partnership action. The Limited Guarantee constitutes the legal, valid and binding obligation of the ECP Guarantor enforceable against the ECP Guarantor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity), and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of ECP Guarantor under the Limited Guarantee.

Section 2.10 Sellers’ Representations. The Purchaser acknowledges that the Sellers have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article III (as supplemented by the Sellers’ Disclosure Schedule), and that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III (as supplemented by the Sellers’ Disclosure Schedule).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as expressly set forth in the Sellers’ Disclosure Schedule attached hereto (the “Sellers’ Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Sellers’ Disclosure Schedule shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement so long as its relevance to such other section or subsection is reasonably apparent from the information disclosed on such schedule, whether or not a specific cross-reference appears), the Sellers represent and warrant to the Purchaser that the statements contained in this Article III are true and correct as of the date hereof and as of the Closing Date:

Section 3.1 Organization and Qualification.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

(b) Each Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the state in which it is incorporated.

(c) Each Subsidiary of the Company, with the exception of the Excluded Entities, as to which no representation is made (collectively, after such exclusion, the “Company Subsidiaries,” and each a “Company Subsidiary”), is duly formed or incorporated, as applicable, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation, as applicable, and has the requisite organizational power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

(d) Each of the Company and the Company Subsidiaries (collectively, the “Transferred Companies,” and each a “Transferred Company”) is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary.

(e) True and complete copies of the Organizational Documents of each of the Transferred Companies have been made available to the Purchaser at the offices of the Transferred Companies.

Section 3.2 Capitalization; Options; Shareholder Rights.

(a) The Sellers are beneficial and record owners of the Shares set forth opposite their names on Schedule 3.2(a), and there are no other outstanding shares of capital stock or other equity interests of the Company. The Shares (i) are duly authorized, validly issued, fully paid and non-assessable and (ii) were issued in compliance with Law and were not issued in violation or breach of any preemptive or similar rights.

(b) The Company owns, directly or indirectly, the issued and outstanding capital stock, membership interests or other outstanding equity interests of the other Transferred Companies, as set forth on Schedule 3.2(b) (the “Subsidiary Interests”). The outstanding Subsidiary Interests (i) are duly authorized, validly issued, fully paid and non-assessable and (ii) were issued in material compliance with Law and were not issued in material violation or breach of any preemptive or similar rights.

(c) Except for the Excluded Entities and as set forth on Schedule 3.2(c), the Company does not have any Subsidiaries, nor does the Company hold any equity, debt or other interest in or control (directly or indirectly, through the ownership of securities, by contract, by proxy, alone or in combination with others, or otherwise) any corporation, limited liability company, partnership, business organization or other Person.

(d) There is no existing option, warrant, call, right or contract of any character to which any Seller or the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company. None of the Sellers or the Company is a party to any voting trust or other contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of the Company.

(e) Except as set forth on Schedule 3.2(e), there is no existing option, warrant, call, right or contract of any character to which any Transferred Company is a party requiring, and there are no securities of the Transferred Companies (other than the Company) outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of the Transferred Companies (other than the Company) or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Transferred Companies (other than the Company). Except as set forth on Schedule 3.2(e), none of the Transferred Companies is a party to any voting trust or other contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of the Transferred Companies (other than the Company).

(f) The Shares are owned, of record and beneficially, by the Sellers, free and clear of all Encumbrances. The Subsidiary Interests are owned, free and clear of all Encumbrances, except as set forth on Schedule 3.2(f).

(g) The delivery of the Shares as provided in this Agreement will convey to the Purchaser good and valid title to such Shares, free and clear of any and all Encumbrances, subject to Encumbrances arising simultaneously with Closing securing the Debt Financing pursuant to the Debt Commitment Letter or any definitive agreements entered into pursuant thereto.

Section 3.3 Authority; Non-Contravention; Approvals.

(a) Each of the Sellers has full organizational power and authority to execute and deliver this Agreement and any certificate, instrument or agreement delivered at Closing by such Seller, and to consummate the transactions contemplated hereby or thereby. This Agreement and the certificates, instruments and agreements delivered by such Seller at Closing have been approved by the board of directors and stockholders of such Seller, as applicable, and no other proceedings on the part of such Seller are necessary to authorize the execution and delivery of this Agreement or the instruments, certificates and agreements delivered by such Seller at Closing or the consummation by such Seller of the transactions contemplated hereby or thereby. This Agreement has been, and each of the certificates, instruments and agreements delivered by such Seller at Closing, will be duly executed and delivered by such Seller, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the Purchaser, constitute, and in the case of each of such certificate, instrument and agreement when executed and delivered by such Seller at the Closing will constitute, a valid and legally binding agreement of such Seller, as applicable, enforceable against such Seller in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

(b) The Company has full organizational power and authority to execute and deliver this Agreement and any certificate, instrument or agreement delivered by the Company at Closing, and to consummate the transactions contemplated hereby or thereby. This Agreement has been approved by the board of directors and stockholders of the Company and no other proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or the instruments, certificates and agreements delivered by the Company at Closing or the consummation by the Company of the transactions contemplated hereby or thereby. This Agreement has been, and the certificates, instruments and agreements delivered by the Company at Closing, will be duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by the Purchaser, constitute, and in the case of each of such certificate, instrument and agreement when executed and delivered by the Company at the Closing will constitute, a valid and legally binding agreement of the Company, enforceable against the Company, in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity).

(c) Subject to the obtaining of all of the consents and approvals of Governmental Bodies (including the expiration of relevant waiting periods under the HSR Act and the issuance of a relevant order by FERC) and except as set forth in Schedule 3.3(c), the execution and delivery of this Agreement and the certificates, instruments and agreements delivered at the Closing by each WM Party, and the consummation by such WM Party of the transactions contemplated hereby and thereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of (i) the Organizational Documents of such WM Party or any Transferred Company, (ii) any Legal Requirement applicable to such WM Party or any Transferred Company, as applicable, or any of its respective properties or assets, or (iii) any Material Agreement that cannot otherwise be terminated without penalty by the counterparty thereto upon ninety (90) days’ notice or less to which any Transferred Company is now a party or by which any Transferred Company or any Transferred Company’s material properties or assets may be bound or affected.

(d) Except as set forth in Schedule 3.3(d), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement or any instrument, certificate or agreement delivered at Closing by the WM Parties or the consummation by the WM Parties of the transactions contemplated hereby and thereby.

Section 3.4 Litigation. Except as set forth in Schedule 3.4, there are no material Actions (i) pending or, to the Knowledge of the Sellers, threatened by or against any of the Transferred Companies by or before any Governmental Authority, or any mediator or arbitrator or (ii) that question the legality of the transactions contemplated by this Agreement or any instrument, certificate or agreement delivered at Closing by the WM Parties pursuant to Section 1.5. Except as set forth in Schedule 3.4, no Transferred Company is subject to any material Order.

Section 3.5 No Violation of Law; Compliance with Agreements.

(a) Except as set forth on Schedule 3.5, none of the Transferred Companies is currently, nor has any Transferred Company been in the past three (3) years, in material violation of any Legal Requirement, including any Legal Requirements regarding export control Laws, trade or economic sanctions Laws, or antiboycott Laws, in the United States or any other jurisdiction. Except as set forth on Schedule 3.5, within the prior three (3) years, none of the Transferred Companies has received any written notice from any Governmental Authority to the effect that the Business or such Transferred Company are not in compliance in all material respects with any Legal Requirement. Each of the Transferred Companies has all material Governmental Authorizations required or necessary to conduct its business as presently conducted in all material respects. Except as set forth on Schedule 3.5, none of the Transferred Companies is currently, nor has any Transferred Company been in the past three (3) years, in material violation of the terms of any Governmental Authorization. Except as set forth on Schedule 3.5, there is no governmental proceeding pending or, to the Knowledge of the Sellers, threatened in writing by any Governmental Authority to cancel, modify or fail to renew any material Governmental Authorization.

(b) No Transferred Company is in material breach or violation of or in material default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a material default under, (a) the Organizational Documents of such Transferred Company or (b) any Material Agreement to which such Transferred Company is a party or by which it is bound or to which any of its property is subject and to the Knowledge of the Sellers no counterparty to any Material Agreement is in material breach of such Material Agreement.

Section 3.6 Financial Statements.

(a) Schedule 3.6(a) sets forth true and complete copies of (i) audited combined balance sheet, together with related combined statements of operations, cash flow and changes in net investment, for the Transferred Companies for the fiscal years ending December 31, 2012 and December 31, 2013, including an unqualified opinion thereon issued by Ernst & Young, LLP (the “Audited Financial Statements”) and (ii)

unaudited combined balance sheet, together with related combined statements of operations and changes in net investment, for the Transferred Companies for the quarter ending March 31, 2014 (the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (other than, with respect to the Interim Financial Statements, the absence of footnotes and the absence of a statement of cash flows). The Audited Financial Statements fairly present in all material respects, on a combined basis, under GAAP, the financial position of the Transferred Companies as of the dates thereof and the results of the operations, cash flows and changes in net investment of the Transferred Companies for the periods then ended. The Interim Financial Statements fairly present in all material respects, on a combined basis, under GAAP (other than the absence of footnotes and the absence of a statement of cash flows), the financial position of the Transferred Companies as of March 31, 2014 and the results of the operations and changes in net investment of the Transferred Companies for the periods then ended.

(b) Since December 31, 2013, (i) the business of the Transferred Companies has been conducted in accordance with the Ordinary Course of Business, other than for the transactions contemplated by this Agreement, (ii) no action has been taken by any Transferred Company that would have been prohibited by Sections 6.1(b), (m), (p) and (t), if taken after the date hereof (nor has any Transferred Company agreed or committed in writing to do any of the foregoing) and (iii) there has not been any change, event or effect relating to the Transferred Companies that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(c) The Transferred Companies have no liabilities or obligations of any nature whatsoever, whether absolute, accrued or contingent, that would be required to be reflected or reserved against in the Financial Statements or disclosed in the footnotes thereto as of their respective dates in accordance with Section 3.6(a) above, except for those (a) reflected or reserved on the Financial Statements, (b) set forth on Schedule 3.6(c) or (c) that do not exceed $1,000,000 individually or $5,000,000 in the aggregate.

(d) The inventory of the Transferred Companies is recorded on the Transferred Companies’ balance sheet on a lower of cost or market basis, subject to adequate reserves or allowances in accordance with GAAP.

Section 3.7 Insurance. Set forth on Schedule 3.7, is a list of all insurance policies covering the properties or assets of the Transferred Companies (the “Insurance Policies”), which are in full force and effect as of the date hereof and all premiums due on such Insurance Policies have been paid or properly accrued as of the date hereof. As of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or termination, nor any written notice of breach or default under any Insurance Policy, has been received by any Transferred Company or any Affiliate thereof, and, to the Knowledge of the Sellers, no such action has been threatened. Except as set forth on Schedule 3.7, the Insurance Policies are sponsored by WM Parent or the Sellers and will not cover losses suffered by the Transferred Companies as to their properties and assets with respects to acts, omissions, events or occurrences after the Closing Date.

Section 3.8 Taxes.

(a) Except in the case of the filing of Tax Returns that have been properly extended and are not yet due (taking into account such extension), each Transferred Company has properly completed and timely filed with the appropriate Governmental Authorities all income and material other Tax Returns required to be filed and has timely paid in full all Taxes required to be paid (whether or not shown as due and payable thereon). All such Tax Returns were true and complete in all material respects and reflect the Taxes due and payable with respect to the Tax periods covered by them;

(b) Except as set forth in Schedule 3.8(b), no Transferred Company is the beneficiary of any extension of time within which to file any Tax Return (other than any such extension of time with respect to an Income Tax Return of a Seller Affiliated Group), and no power of attorney with respect to Taxes of any Transferred Company has been executed or filed, which power of attorney is still in effect (other than any such power of attorney executed or filed by a Seller Affiliated Group);

(c) The Sellers have made available to the Purchaser copies of all federal and state Income Tax Returns filed by the Transferred Companies for the 2011 and 2012 Tax years (other than Income Tax Returns filed by a Seller Affiliated Group), which Income Tax Returns are true and complete in all material respects;

(d) There is no claim for Taxes that is an Encumbrance against the properties or assets of the Transferred Companies other than any statutory Encumbrance for Taxes not yet due and payable;

(e) No Transferred Company has waived any statute of limitations in respect of Taxes or executed or filed with any Governmental Authority any agreement extending the period for the assessment or collection of any Taxes (other than any such waivers or extensions executed or filed by a Seller Affiliated Group);

(f) Except as set forth on Schedule 3.8(f), there are no Tax audits or other suits, actions or proceedings with respect to any of the Transferred Companies pending or to the Knowledge of the Sellers, threatened, with respect to the assessment or collection of Taxes (other than any such Tax audits or suits, actions or proceedings related to a Tax Return filed by a Seller Affiliated Group);

(g) Each of the Transferred Companies has timely withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person;

(h) There exists no proposed Tax assessment against any of the Transferred Companies (other than proposed Tax assessments of a Seller Affiliated Group that are not expected to result in any material Taxes being imposed on any Transferred Company);

(i) Except as set forth on Schedule 3.8(i), other than this Agreement, no Transferred Company is a party to or otherwise bound by any Tax indemnification, allocation or sharing agreement;

(j) Except as set forth on Schedule 3.8(j), no Transferred Company is a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership under the Code;

(k) Schedule 3.8(k) sets forth the proper U.S. federal income tax classification of each Transferred Company, and except as set forth on Schedule 3.8(k), no Transferred Company has filed any election pursuant to Treasury Regulation Section 301.7701-3 (or any analogous provision of state, local or non-U.S. Law);

(l) Except as set forth on Schedule 3.8(l), no Transferred Company has a permanent establishment outside the country of its formation, and no claim has ever been made by a Governmental Authority in writing to such Transferred Company in a jurisdiction where a Transferred Company does not file a Tax Return that such Transferred Company may be subject to taxation by that jurisdiction with respect to Taxes that would be the subject of such Tax Return;

(m) No Transferred Company has liability for the Taxes of any other Person under Law (including Treasury Regulation Section 1.1502-6 and any corresponding provision of state, local or non-U.S. Law) (other than Taxes of another member of a Seller Affiliated Group), by contract or agreement, as a transferee or successor, or otherwise;

(n) The transactions contemplated by this Agreement will not cause an adjustment to the basis of any asset of the Transferred Companies pursuant to Treasury Regulation Section 1.1502-36(d) (or similar provision of state, local or non-U.S. Law) (after taking into account any election described in Treasury Regulation Section 1.1502-36(d) and (e) made by a Seller Affiliated Group with respect to such transactions contemplated by this Agreement and any similar election made or caused to be made by the Seller under a similar provision of state, local or non-U.S. Law);

(o) Except as set forth on Schedule 3.8(o), (i) no asset of any Transferred Company (1) is required to be treated as owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, or (2) is subject to a “section 467 rental agreement” within the meaning of Section 467 of the Code; and (ii) the Transferred Companies have no material adjusted tax basis for federal income tax purposes in any assets that (1) constitute “tax-exempt use property” within the meaning of Section 168(h) of the Code, (2) are “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, or (3) secure any debt the interest of which is tax-exempt under Section 103(a) of the Code;

(p) The COFL, CSLL or CODL accounts (in each case, within the meaning of Treasury Regulation Section 1.1502-9) of the consolidated group of which WM Parent is the common parent that are apportioned to the Transferred Companies for U.S. federal income tax purposes will not exceed, in the aggregate, the amounts set forth on Schedule 3.8(p);

(q) As of the Closing Date, the Transferred Companies will have net operating losses and capital loss carryovers for U.S. federal income tax purposes that equal or exceed the amounts set forth on Schedule 3.8(q), and there are no limitations on the utilization of the net operating losses, capital loss carryovers or other tax attributes of the Transferred Companies under Section 382 through Section 384 of the Code or the separate return limitation year rules under the consolidated return provisions of the Treasury Regulations, other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement;

(r) No Transferred Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any installment sale or other transaction entered into prior to the Closing, any accounting method change or closing agreement executed prior to the Closing, any prepaid amount received prior to the Closing, or any election under Section 108(i) of the Code (or any corresponding provision of state, local or non-U.S. Law);

(s) Except as set forth on Schedule 3.8(s), no Transferred Company that is organized outside the United States has any income that constitutes material “subpart F income” within the meaning of Section 952 of the Code in the taxable period that includes the Closing Date or has any assets that constitute material “United States property” within the meaning of Section 956 of the Code; and

(t) No Transferred Company has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 6011-4 (or a similar provision of state, local or non-U.S. Law) within the last ten (10) years, and no Transferred Company has participated within the last two (2) years in a transaction intended to qualify under Section 355 of the Code (or under so much of Section 356 of the Code as relates to Section 355 of the Code).

Section 3.9 Employee Benefit Plans.

(a) Set forth on Schedule 3.9(a) is a true and complete list of each material Benefit Plan. Except for the Benefit Plans marked with an asterisk on Schedule 3.9(a) (as marked with an asterisk, the “Company Benefit Plans”), the Benefit Plans are sponsored and maintained by WM Parent or the Sellers, and the Transferred Companies shall cease to be participating employers and the employees of the Transferred Companies shall cease their participation in such Benefit Plans effective upon Closing. With respect to each Company Benefit Plan, the Sellers have made available to the Purchaser complete and accurate copies of such Company Benefit Plan, including any amendments thereto, or a summary of the material terms thereof. With respect to each Company Benefit Plan, the Sellers have also made available complete and accurate copies of (A) each trust, insurance, annuity or other funding contract related thereto, (B) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto and (C) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any).

(b) The Transferred Companies will have made, on or before the Closing Date, all material payments required by applicable Law or by the terms of the Benefit Plans to be made by them on or before the Closing Date to each Benefit Plan and will have accrued as of the Closing Date all such payments due but not yet payable as of the Closing Date. All liabilities relating to any Company Benefit Plan are accurately reflected in the relevant Transferred Company accounts.

(c) Each Company Benefit Plan (and any related trust or funding vehicle) is and has been operated in all material respects in accordance with its terms and with applicable Laws. With respect to each Company Benefit Plan, no Transferred Company or any employee of the Transferred Companies or, to the Knowledge of the Sellers, any trustee, administrator or other fiduciary has entered into any nonexempt “prohibited transaction,” as such term is defined in ERISA or the Code. Except as provided in Schedule 3.9(c), no Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any Participant, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any Participant, in each case as a result of a failure to comply with Section 409A of the Code with respect to any Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.

(d) No Transferred Company is or has at any time been the “employer” or “connected” with or an “associate” of the employer (as those terms are defined in the UK Pensions Act 2004) of a UK defined benefit pension plan.

(e) No employee or former employee of any Transferred Company has ever had his contract of employment transferred to any of the Transferred Companies from another employer in circumstances where the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) apply and that employee or former employee was previously a member of an occupational pension plan.

(f) Within the last six years, none of the Transferred Companies has sponsored, maintained, contributed to or been required to maintain or contribute to any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit Pension Plan (including any multiemployer plan (as defined in Section 3(37) of ERISA)). Except for those liabilities associated with Company Benefit Plans, there does not exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability of the Purchaser, any Transferred Company or any of their Affiliates after the Closing. Except as set forth on Schedule 3.9(f), no Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code), and no circumstances exist that could result in any Transferred Company becoming obligated to provide any such benefits.

(g) Each Company Benefit Plan intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service that such Company Benefit Plan is a “qualified plan” under Section 401(a) of the Code and the related trusts are exempt from tax under Section 501(a) of the Code, and, to the Knowledge of the Sellers, no facts or circumstances exist that would be reasonably likely to jeopardize the qualification of such Company Benefit Plan.

(h) Except as provided in Schedule 3.9(h), no Participant under any Company Benefit Plan is entitled to receive any gross-up or additional payment by reason of any Tax required by Section 409A or Section 4999 of the Code being imposed on such person.

Section 3.10 Employee and Labor Matters.

(a) There is no union or collective bargaining or works council or other representative body agreement or arrangement to which any Transferred Company is a party or by which it is otherwise bound or otherwise covering any employees of any Transferred Company.

(b) To the Knowledge of the Sellers, no union or other labor organization is seeking to organize, or to be recognized as, a collective bargaining unit of any group of employees that includes any employees of the Transferred Companies. Since January 1, 2010 there has been no pending or, to the Knowledge of the Sellers, threatened representation proceeding or petition, strike, work stoppage, work slowdown, unfair labor practice charge or complaint or other material labor dispute affecting any employee of the Transferred Companies.

(c) Except as set forth in Schedule 3.10(c), there have not been any wage and hour claims against the Transferred Companies within the prior two (2) years, nor, to the Knowledge of the Sellers, are there any wage and hour claims currently pending or threatened against any of the Transferred Companies.

(d) The Transferred Companies have complied in all material respects with all employment related Laws in each jurisdiction in which they employ any employees. To the Knowledge of the Sellers, there is no pending or threatened material action, claim or proceeding, brought by or against any employee, on the one hand, and any of the Transferred Companies, on the other hand. To the Knowledge of the Sellers, no facts exist which are reasonably likely to result in any material liabilities or any action, claim or proceeding before any tribunal, or investigation by any Governmental Authority, arising out of any employee’s relationship or ending of relationship with any of the Transferred Companies.

(e) Except as set forth on Schedule 3.10(e), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in combination with another event, whether contingent or otherwise) will, with respect to or under any Benefit Plan, (i) result in or entitle any Participant to any payment or benefit; (ii) accelerate the vesting, funding or time of payment of any compensation or other benefit for any Participant; (iii) increase the amount or value of any payment, compensation or benefit to any Participant; (iv) result in any breach or violation of or default under or limit any rights to amend, modify or terminate any Company Benefit Plan or (v) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) No employee of Ferrybridge MFE Limited or Multifuel Energy Limited will transfer to any Transferred Company or Purchaser in connection with the transactions contemplated by this Agreement.

Section 3.11 Environmental Matters. Except as set forth in Schedule 3.11:

(a) Each of the Transferred Companies is now and has for the past five (5) years been in compliance in all material respects with all Requirements of Environmental Laws in connection with its ownership or operation of its Business and any of its Business Properties. A list of all of the Business Properties is set forth on Schedule 3.11(a).

(b) Without in any manner limiting the generality of (a) above:

(i) In the past five (5) years, no Materials of Environmental Concern (other than any such de minimis amounts) have been used, generated, manufactured, stored, treated, or disposed of, or in any other way released on, under or about any Business Property during the operations of any Transferred Company thereon, or transferred or transported by any Transferred Company to or from any Business Property, except in material compliance with Requirements of Environmental Laws;

(ii) None of the Transferred Companies is subject to any: (a) liability in connection with any release or threatened release by such Transferred Company of any Materials of Environmental Concern into the environment whether on or off any Business Property; (b) Remediation requirements with respect to any of its Business Property under Environmental Laws; or (c) consent, compliance or administrative Order with respect to any of its Business Property relating to or issued under any Environmental Law;

(iii) There are no Environmental Claims known to be existing, pending or threatened against any Transferred Company or any of the Business Properties;

(iv) Each Transferred Company has obtained and possesses all of the material Environmental Permits necessary to operate its Business as presently conducted, each Transferred Company is and its Business Properties are in material compliance with all terms and conditions of such Environmental Permits, and each Transferred Company has filed applications for renewal, to the extent applicable, of all such material Environmental Permits and such renewal application, to the extent applicable, is timely under the Requirements of Environmental Laws;

(v) In the past five (5) years, no Transferred Company has received written notice that it or any occupant or tenant of any of its Business Property (a) is in material violation of any Environmental Law; or (b) is the subject of any Environmental Claims;

(vi) There are no, nor have there been in the past five (5) years any, underground storage tanks located at any Business Property;

(vii) No Transferred Company has been named as a potentially responsible party under, and none of its Business Properties has been proposed for listing on the National Priorities List under CERCLA or similar state list, and none of its Business Properties is subject to any Encumbrance arising under Environmental Laws; and

(viii) Each Transferred Company has filed all material notices, notifications, waste management plans, or applications which are required under Environmental Laws to be obtained or filed by such Transferred Company for its use or operation of any of its Business Properties.

Notwithstanding any of the representations and warranties contained elsewhere in this Agreement, the representations and warranties in this Section 3.11 shall be the sole representations and warranties relating to environmental matters of or affecting the Transferred Companies.

Section 3.12 Title to Assets. Each Transferred Company has good and valid title to all its material assets, and valid leasehold interests in its material leased assets, free and clear of all Encumbrances of any nature whatsoever, except for Permitted Encumbrances.

Section 3.13 Contracts, Agreements, Plans and Commitments.

(a) Schedule 3.13 lists each of the following written and oral contracts, agreements, plans and commitments to which any Transferred Company is a party or by which any Transferred Company or any Transferred Company’s property is bound as of the date hereof (collectively, the “Material Agreements”):

(i) any contract, commitment or agreement (excluding Benefit Plans) providing for a commitment of employment for a specified or unspecified term or otherwise relating to employment or the termination of employment (including change of control, retention, indemnification and contribution agreements), other than with respect to salary or incentive compensation payments in the Ordinary Course of Business;

(ii) any waste disposal or supply agreement or power sales or purchase agreement or any contract or agreement for the purchase, sale or delivery of fuel (including solid waste), water, energy (including natural gas and electricity), capacity or ancillary services that involves the payment or receipt by any Transferred Company of an amount in excess of $1,500,000 annually or is otherwise material to any Project;

(iii) interconnection agreements;

(iv) any outstanding futures, swap, collar, put, call, floor, cap, option or other similar contracts or agreements that are intended to benefit or reduce or eliminate the risk of fluctuations in interest rate or the price of commodities, including electric power (in any form, including energy, capacity or ancillary services), gas or securities (collectively, “Hedges”);

(v) other than service agreements entered into in the Ordinary Course of Business, any contract, commitment or agreement that involves aggregate expenditures by or to any Transferred Company of more than $1,500,000 per year or that cannot be terminated with ninety (90) days’ or less prior notice and without resulting in any cost or penalty of more than $1,500,000 to such Transferred Company;

(vi) any contract or agreement of any Transferred Company relating to any disposition or acquisition of a business in the prior three years or any such contract or agreement pursuant to which any Transferred Company is subject to ongoing obligations or any future disposition or acquisition of a business, or of any assets relating to the Business, other than dispositions or acquisitions of assets having value of less than $1,500,000 per transaction, sales of inventory in the Ordinary Course of Business, or sales, transfers or disposals of obsolete equipment;

(vii) (x) any contract or agreement between any Transferred Company, on the one hand, and any WM Company, on the other hand, that involves the payment or receipt of more than $1,500,000 annually and (y) any contract or agreement between any Transferred Company, on the one hand, and any employee or officer of any WM Company, on the other hand, that is not entered into in the Ordinary Course of Business or that involves the payment or receipt of more than $1,500,000 annually;

(viii) any lease or sublease for the use or occupancy of Real Property that involves the payment or receipt by any Transferred Company of an amount in excess of $1,500,000 annually, or any contract or agreement to purchase or dispose of (including any option or put agreement) any Real Property in excess of $1,500,000;

(ix) any partnership or joint venture;

(x) any contract, agreement or Order that requires any Transferred Company to take any actions or incur expenses, which as of the date hereof, is reasonably expected to exceed $1,500,000 to remedy any non-compliance with any Environmental Law;

(xi) any agreement by which the Transferred Companies grant or receive rights in or to (e.g., licenses, assignments and covenants not to sue) any material Intellectual Property, except for any licenses for “off-the-shelf” commercially available software used pursuant to shrink-wrap or click-through license agreements;

(xii) any material mortgage, pledge, security agreement or other similar agreement with respect to any material tangible or intangible property of the Transferred Companies;

(xiii) the Real Property Leases and any agreement referred to in Schedule 3.22;

(xiv) any outstanding loan agreements, guarantee agreements, letters of credit, other Credit Support, mortgages or promissory notes relating to Indebtedness;

(xv) any contract or agreement pursuant to which any Transferred Company is subject to any material earnout obligation related to an acquisition or disposition of a business or which contains any covenant which materially restricts any of the Transferred Companies from competing, soliciting employees or customers or engaging in any activity or business that is material to the Transferred Companies, taken as a whole;

(xvi) any contract or agreement, other than Permits, with any Governmental Authority, that requires payments or performance during its term involving an amount in excess of $1,500,000 annually or is otherwise material to any Project; and

(xvii) to the extent not disclosed pursuant to any of the clauses above, any agreement or instrument that requires payments or performance during its term involving an amount in excess of $1,500,000 annually that cannot be terminated within ninety (90) days after giving notice of termination without resulting in any material cost or penalty to such Transferred Company.

(b) A true and correct copy of each written Material Agreement and summary of each oral Material Agreement has been delivered or made available to the Purchaser. All of the Material Agreements are valid and in full force and effect in all material respects and are enforceable against each Transferred Company which is a party to such Material Agreements and, to the Knowledge of the Sellers, are in full force and effect in all material respects and are enforceable against the other parties to such Material Agreements in accordance with their terms. Each Transferred Company has fulfilled in all material respects all obligations required of such Transferred Company under each Material Agreement to have been performed by it prior to the date hereof, including timely paying all interest on its debt as such interest has become due and payable.

Section 3.14 Real Property.

(a) Except as set forth on Schedule 3.14(a), the Transferred Companies (i) own and possess good and indefeasible title in fee simple to the parcels of real property set forth on Schedule 3.14(a)(i) (collectively, the “Owned Real Property”), and no other Person has any ownership interest in the Owned Real Property, (ii) valid leasehold interests in the parcels of real property set forth on Schedule 3.14(a)(ii) (collectively, the “Leased Real Property”), and (iii) the Transferred Companies own and possess good and valid easement, right-of-way, permit and license interests in and to the respective parcels of real property set forth on Schedule 3.14(a)(iii) (the “Easement Real Property”), pursuant to the easement, right-of-way and license documents described on such schedule (the “Easements”), in each case free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Schedule 3.14(a)(ii) hereto sets forth a list of all leases, subleases, management agreements and other agreements, and all amendments thereto and assignments thereof, relating to the Leased Real Property (“Real Property Leases”). Except as set forth on Schedule 3.14(b), each Real Property Lease is valid and subsisting and in full force and effect, enforceable against any Transferred Company party to such Real Property Lease and, to the Knowledge of the Sellers, the other parties thereto in accordance with their terms and there are not any existing material default or event which with notice or lapse of time or both would become a material default under any of such Real Property Lease.

(c) No Transferred Company is in default under any of the Easements and, to Knowledge of the Sellers, no event has occurred that allows, or after notice or lapse of time or both would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Easement or Easement Real Property.

(d) Except as set forth on Schedule 3.14(d) or as is not material to the operation of the Business, all of the land used by the Transferred Companies in the conduct of the Business as presently conducted is included in the Real Property. Except as set forth on Schedule 3.14(d) or as is not material to the operation of the Business, all of the buildings, structures and other improvements used by the Transferred Companies in the conduct of the Business are, in all material respects, located on the Real Property.

(e) Except as set forth on Schedule 3.14(e), none of the Real Property is subject to or encumbered by any purchase option, right of first refusal or other contractual right or obligation to sell, assign or dispose of such Real Property. No sale, assignment or disposition pursuant to any matter described on Schedule 3.14(e) would materially adversely affect the operation of the Business as presently operated.

(f) Except as set forth on Schedule 3.14(b):

(i) The Transferred Companies have delivered or have made available in the Sellers’ virtual data room accurate and complete copies of all (a) material deeds related to the Owned Real Property, (b) all Real Property Leases, (c) all title documents relating to the Real Property that are both in the possession of and readily available to the Sellers, including all title insurance policies issued to any Transferred Company both in the possession of and readily available to the Sellers, and (d) all surveys of the Real Property that are both in the possession of and readily available to the Sellers. The Transferred Companies are not in default under any Real Property Lease that has not been cured.

(ii) To the Knowledge of the Sellers, all of the Real Property has access to a public road or public right of way and no Transferred Company has received any notice of, or is aware of, any fact or condition which will result in the termination of any currently existing access to or from the Real Property and any public rights of ways and roads.

(iii) To the Knowledge of the Sellers, except for the Real Property Leases and the Easements, there are no unrecorded contracts, leases, easements, other agreements, or claims of any third party affecting the use, title, occupancy or development of the Real Property.

(g) To the Knowledge of the Sellers, the Transferred Companies have provided to the Government Authorities requiring the same, all material reports, notices, filings and other disclosures relating to the Real Property required under any material Legal Requirement and, all such reports, notices, filings and other documents were complete and accurate in all material respects at the time provided to such Government Authorities.

(h) All of the Real Property of the Transferred Companies are, taking into account in each case the design, age, prior use and locale of, and prevailing weather and soil conditions applicable thereto, in good operating condition and repair in all material respects (ordinary wear and tear excepted).

Section 3.15 Brokers and Finders. No Transferred Company or WM Company has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of any Transferred Company to pay any finder’s fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby. There is no claim for payment by any Transferred Company of any investment banking fees, finder’s fees, brokerage or agent commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

Section 3.16 Intellectual Property.

(a) Each Transferred Company has either all right, title and interest in and to, or valid and enforceable rights under contract to use, all items of Intellectual Property material to and used in the operation of the Business, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) Schedule 3.16(b) sets forth a true and complete list of all (i) issued or registered Intellectual Property (including internet domain names) and all applications for registration thereof, and (ii) unregistered trademarks, in each case, that are owned by a Transferred Company and are material to the Business of the Transferred Companies. None of the Transferred Companies or, to the Knowledge of the Sellers, any third party, is in default (or, with the giving of notice or lapse of time or both, would be in default), in any material respect, under any contract or other agreement to use any item of Intellectual Property required to be set forth on Schedule 3.16(b).

(c) To the Knowledge of the Sellers, there has been no infringement, misappropriation, dilution or other violation in any material respect by any Person of any of the material Intellectual Property of the Transferred Companies, and no Transferred Company has entered into any agreement to indemnify any other Person against any charge of infringement, misappropriation, dilution or other violation with respect to any Intellectual Property of the Transferred Companies. To the Knowledge of the Sellers, the Transferred Companies have not infringed, misappropriated, diluted or otherwise violated, and are not infringing misappropriating, diluting or otherwise violating in any material respect, any material Intellectual Property of any Person, and no Transferred Company has received any written communication alleging that it infringes, misappropriates, dilutes or otherwise violates any Intellectual Property of any Person. Except as set forth on Schedule 3.16(c), no Transferred Company has been sued within the past three (3) years (or earlier, if not presently resolved) for infringing, misappropriating, diluting or otherwise violating any Intellectual Property of any Person. No Action is pending and, to the Knowledge of the Sellers, there is no Action threatened, that challenges the validity, enforceability, registration, ownership or use of any material Intellectual Property owned by the Transferred Companies, or that claims that any default exists with respect to any material Intellectual Property. None of the material Intellectual Property is subject to any outstanding Order.

(d) The computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment of the Transferred Companies (collectively, the “IT Assets”) operate and perform in all material respects as required by the Transferred Companies and have not materially malfunctioned within the past three (3) years. The Transferred Companies have in place commercially reasonable measures to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. The Transferred Companies have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

Section 3.17 Adequacy of Assets; Condition of Assets. All of the property and assets of the Transferred Companies and the leased assets are adequate for the uses to which they are being put, and are adequate for the continued conduct of the Business as currently conducted, in all material respects and are, in all material respects, in good operating condition and repair (normal wear and tear excepted and taking into account the availability of spare parts in inventory).

Section 3.18 Certain Payments. Within the prior five (5) years, no Transferred Company, or any director, officer, employee, stockholder, agent or representative of any Transferred Company, has directly or indirectly offered, requested, agreed to receive, received, paid, promised to pay, or authorized the payment of value, including any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment of anything of value, in the course of their actions for, or on behalf of, the Business to any Person, private or public, regardless of what form, either (a) in violation of the United States Foreign Corrupt Practices Act or any other similar Law or (b) which would, where the laws of the United Kingdom are applicable, constitute an offense under the U.K. Bribery Act 2010 or any applicable legislation which the U.K. Bribery Act 2010 repealed.

Section 3.19 Bankruptcy. No Transferred Company has filed any voluntary petition in bankruptcy or been adjudicated bankrupt or insolvent, or filed any petition or answer seeking any reorganization, liquidation, dissolution or similar relief under any federal or state bankruptcy, insolvency or other debtor relief or similar Law, or sought or consented to or acquiesced in the appointment of any trustee, receiver, conservator or liquidator of all or any substantial part of its properties. No court of competent jurisdiction has entered an Order approving a petition filed against it seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any federal or state bankruptcy act, or other debtor relief or similar Law, and no other liquidator has been appointed for any of them, or of all or any substantial part of any of their properties. No proceeding has been commenced or, to the Knowledge of the Sellers, threatened, seeking to adjudicate any Transferred Company as bankrupt or seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief.

Section 3.20 Permits. The Transferred Companies hold all material permits and licenses that are necessary for the valid and lawful ownership, use and operation of the Business as currently conducted (“Permits”), each of which is valid and in full force and effect. The Transferred Companies are in compliance in all material respects with the terms, provisions and conditions of each of the Permits. No action or proceeding seeking or contemplating the revocation or suspension of any Permit is pending or, to the Knowledge of the Sellers, threatened, and, to the Knowledge of the Sellers, there exists no basis for revocation or suspension of any such Permit.

Section 3.21 Bank Accounts and Credit Cards. Schedule 3.21 sets forth a true and complete list showing the names of all: (a) banks in which any of the Transferred Companies has an account, including the type and account number of each such account, or safe deposit box, and the names of all Persons authorized to draw thereon and who have access thereto; and (b) credit card issuers with whom any of the Transferred Companies has an account and the names of all Persons authorized to use such accounts or who have access thereto.

Section 3.22 Bonds, Letters of Credit and Guarantees. Except as set forth on Schedule 3.22 or among the Material Agreements, there are no bonds, letters of credit, escrows, guarantees or other Credit Support posted by or on behalf of the Transferred Companies or any of their assets with Governmental Authorities or other parties in any amount greater than $100,000.

Section 3.23 Condemnation. Except as set forth on Schedule 3.23, none of the WM Parties or any Transferred Company has received written notice from any Governmental Authority of any pending or threatened proceeding to condemn or take by power of eminent domain or otherwise, or any sale or other disposition in lieu of condemnation, by any Governmental Authority, all or any material part of the assets of the Transferred Companies.

Section 3.24 Regulatory Matters.

(a) Each electric generating facility owned or operated by a Transferred Company meets the requirements for, and has been determined by FERC to be, or has self-certified as (and has maintained its status as), a Qualifying Facility pursuant to PURPA.

(b) Each Transferred Company that owns or operates an electric generating facility and/or makes wholesale sales of electricity in interstate commerce has either (i) received authorization from FERC pursuant to Section 205 of the FPA to sell electric energy, capacity and ancillary services at market-based rates under a filed tariff in a final and non-appealable order, which order is not subject to any pending challenge, investigation, complaint, or other proceeding, and has been granted such regulatory waivers and blanket authorizations as are customarily granted by FERC to entities with market-based rate authority, including blanket authorization pursuant to Section 204 of the FPA to issue securities and assume liabilities or (ii) is eligible for the regulatory exemptions set forth at 18 C.F.R. § 292.601(c), including the exemption from regulation under Sections 205 and 206 of the FPA set forth at 18 C.F.R. § 292.601(c)(1).

(c) None of the Transferred Companies (i) is subject to, or not exempt from, regulation as a public utility holding company under the PUHCA; (ii) except for those Transferred Companies that own or operate Qualifying Facilities as described in Section 3.24(a), is subject to regulation as a public utility under the Federal Power Act or (iii) is a “public utility” or “electric public utility” or similar entity under the laws of any state with jurisdiction over such company.

(d) Neither the Sellers, with respect to the Transferred Companies, nor any of the Transferred Companies has received written notice (formal or informal, public or non-public) by FERC (including its staff), NERC or an RTO (including its market monitor) or any other Governmental Authority or is otherwise aware of any pending, threatened or anticipated complaints, investigations, proceedings, enforcement actions or penalty assessments (formal or informal, public or non-public) with respect to the alleged failure of the Sellers or Transferred Companies to comply with FERC’s or NERC’s rules and regulations.

Section 3.25 Customers. To the Knowledge of the Sellers, there has not been any actual termination or cancellation of the business relationship of the Transferred Companies, or the Business, with any customers whose purchase or usage of the services of the Transferred Companies or the Business represents more than 5% of combined revenues of the Company for 2013.

Section 3.26 WM Guarantee. Concurrently with the execution of this Agreement, the WM Parent has duly executed and delivered to the Sellers the WM Guarantee. The WM Parent has full corporate power and authority to execute and deliver the WM Guarantee. The execution, delivery and performance by the WM Parent of the WM Guarantee and the consummation by the WM Parent of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action. The WM Guarantee constitutes the legal, valid and binding obligations of the WM Parent enforceable against the WM Parent in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, fraudulent transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity), and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the WM Parent under the WM Guarantee.

ARTICLE IV

CERTAIN TAX MATTERS

Section 4.1 Allocation of Liability for Taxes. The Sellers shall be liable for, and pursuant to Article IX shall indemnify and hold harmless the Purchaser Indemnified Parties from and against, any and all Indemnified Amounts with respect to (i) Income Taxes of any Person for which the Transferred Companies are liable with respect to any Pre-Closing Tax Period, including Income Taxes with respect to a Post-Closing Tax Period attributable to Tax Partnerships, and Subpart F income, recognized in a Pre-Closing Period as set forth in Section 4.2(b) and (c) and including (for the avoidance of doubt) Income Taxes resulting from the Spin-Off, (ii) Income Taxes for which the Transferred Companies are liable with respect to a Post-Closing Tax Period that are (A) the result of an audit adjustment made by a Tax authority, and (B) attributable to the adjustments to depreciation and amortization expense (and related adjustments to adjusted tax basis of assets) made by the Sellers and their Affiliates during the 2009-2013 Tax years, and (iii) Income Taxes of the Sellers or any of their Affiliates (other than the Transferred Companies) with respect to any taxable period. For purposes of determining the Sellers’ liability under this Section 4.1, the parties’ liability for a payment of any other amounts with respect to Taxes under Article IX and the parties’ liability for the payment of any other Indemnified Amounts with respect to Taxes under any other provision of this Agreement, if any accrued Taxes are included as a current asset or liability of the Transferred Companies for purposes of computing the Final Adjusted Closing Net Working Capital, the parties will have satisfied their obligation pay such Taxes to the extent of such accrual. Provided that the Purchaser has complied with the requirement of Section 4.3(c)(ii), the Sellers shall pay or cause to be paid to the applicable Transferred Company or Transferred Companies an amount equal to the Taxes for which the Sellers are liable under this Section 4.1 and/or Article IX in connection with any Tax Return (other than a Tax Return of a Seller Affiliated Group) with respect to a Pre-Closing Tax Period or a Straddle Period that is filed after the Closing Date. Such payment shall be made no later than three (3) Business Days prior to the date that such Tax Return that is filed in accordance with Section 4.3. The Seller shall pay all Taxes due in connection with any Tax Return of a Seller Affiliated Group that is filed after the Closing Date to the appropriate Tax Authority in a timely manner.

Section 4.2 Straddle Period; Partnerships; Subpart F Income.

(a) In the case of any Straddle Period, the amount of all Taxes of the Transferred Companies attributable to the Pre-Closing Tax Period shall (a) in the case of any Taxes based on or measured by net income or gross receipts of the Transferred Companies, and any Income Taxes imposed in connection with a sale or other disposition of property or other specifically identifiable transaction or event, be determined based on an interim closing of the books as of the close of business on the Closing Date (provided that any exemptions, allowances, and deductions that are calculated on an annual basis shall be apportioned between the period ending on the Closing Date and the period after the Closing Date based on the number of days in each such period), and (b) in the case of any other Income Taxes (including but not limited to Income Taxes in the nature of franchise Taxes determined on the basis of taxable capital or assets), be deemed to be the product of the amount of such Income Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which shall be the number of days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which shall be the total number of days in the entire Straddle Period. The Sellers and the Purchaser each hereby acknowledge and agree that, to the extent permitted by Law, employee bonus payments associated with the transactions contemplated by this Agreement paid or accrued by the Transferred Companies on or before the Closing Date, shall be allocated to (and treated as incurred during) the Pre-Closing Tax Period.

(b) In the case of any entity (each such entity, a “Tax Partnership”) treated as a partnership for U.S. federal or state Income Tax purposes that is owned (directly or indirectly) by a Transferred Company, Income Taxes attributable to the Pre-Closing Tax Period shall include any U.S. federal and state Income Taxes of a Transferred Company for a tax period (or portion thereof) beginning after the Closing Date that are attributable to allocations of taxable income recognized by a Tax Partnership in a Pre-Closing Tax Period. Where practical, such taxable income shall be determined by using the “closing of the books” method for the Tax Partnership, and where that is not practical, the taxable income of the Tax Partnership for the tax year that includes the Closing Date shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period based on the relative number of days in such period.

(c) If and to the extent that any Transferred Company recognizes in a Post-Closing Tax Period income that constitutes “subpart F income” within the meaning of Section 952 of the Code that arose in a Pre-Closing Tax Period, the U.S. federal and state Income Taxes resulting from such taxable income inclusion shall be treated as Income Taxes with respect to a Pre-Closing Tax Period.

Section 4.3 Preparation and Filing of Tax Returns.

(a) The Sellers’ Rights and Responsibilities. The Sellers shall timely prepare and file, or cause to be timely prepared and filed, on behalf of the Transferred Companies (i) all Tax Returns of any Seller Affiliated Group, (ii) all other Income Tax Returns with respect to Income Taxes for which the Sellers are liable under Section 4.1 hereof (other than Tax Returns for Straddle Periods and Tax Returns for Post-Closing Tax Periods reporting Income Taxes described in clause (ii) of Section 4.1 hereof) and (iii) any other Tax Returns that are due (taking into account extensions) prior to the Closing Date.

(b) Purchaser’s Rights and Responsibilities. The Purchaser shall timely prepare and file, or cause to be timely prepared and filed, on behalf of the Transferred Companies all Tax Returns other than those described in Section 4.3(a) and related documentation required under the Tax Law for any Post-Closing Tax Period, including (but only to the extent not described in Section 4.3(a)) all Income Tax Returns for all Straddle Periods and other Tax Returns that are due (taking into account extensions) on or after the Closing Date.

(c) Preparation of Tax Returns.

(i) The Sellers shall, on the one hand, and the Purchaser and the Transferred Companies shall, on the other hand, prepare and provide to the other party such Tax information as is reasonably requested by the other party to enable the other party to prepare any Tax Return that such other party has the right and obligation hereunder to prepare and file.

(ii) The Sellers shall, on the one hand, and the Purchaser shall, on the other hand, with respect to any Tax Return (other than a Tax Return of a Seller Affiliated Group) which such party is responsible hereunder for preparing and filing, or causing to be prepared and filed, make such Tax Return and related workpapers available for review by the other party if the Tax Return (i) is with respect to Taxes for which the other party or one of its Affiliates may be liable hereunder or under applicable Tax Law, or (ii) claims Tax benefits which the other party or one of its Affiliates is entitled to receive hereunder. The filing party shall use reasonable best efforts to make Tax Returns available for review as required under this Section 4.3(c)(ii) sufficiently in advance of the due date for filing such Tax Returns to provide the non-filing party with a meaningful opportunity to analyze and comment on such Tax Returns and have such Tax Returns modified before filing and shall consider in good faith any comments provided in writing by the non-filing party before filing.

(d) Consistency of Filing and Accounting Methods. Any Tax Return that includes or is based on the operations, ownership, assets or activities of the Transferred Companies for any Pre-Closing Tax Period (other than a Tax Return of a Seller Affiliated Group) shall be prepared in accordance with past Tax accounting and filing practices used with respect to the Tax Return in question (unless otherwise required by applicable Tax Law).

Section 4.4 Refunds of Taxes; Amended Returns.

(a) Refunds. If the Purchaser receives an Income Tax refund with respect to Taxes that were (i) paid by the Transferred Companies prior to the Closing Date, (ii) paid or indemnified by the Sellers or (iii) specifically included as a current liability in Adjusted Closing Net Working Capital, and in each case, such refund was neither (x) specifically included as a current asset in Adjusted Closing Net Working Capital nor (y) attributable to losses, credits or other Tax attributes that were generated after the Closing, then, the Purchaser shall pay, within thirty (30) days following the receipt of such Tax refund, the amount of such Tax refund (net of any Taxes or other reasonable costs and expenses incurred in connection with the receipt of, or the claiming of, such refund) to the Sellers. If the Sellers receive a Tax refund that (A) relates to Taxes for which the Purchaser is liable hereunder, (B) was specifically included as a current asset in Adjusted Closing Net Working Capital or (C) is attributable to losses, credits or other Tax attributes that were generated after the Closing, then the Sellers shall pay, within thirty (30) days following the receipt of such Tax refund, the amount of such Tax refund (net of any Taxes or other reasonable costs and expenses incurred in connection with the receipt of, or the claiming of, such refund) to the Purchaser. In either case, to the extent that any such Tax refund is subsequently disallowed or required to be repaid by a Governmental Authority, then the Sellers or the Purchaser, as applicable, shall promptly repay to the other the amount of such refund (plus any interest, penalties or additions to Tax imposed by a Governmental Authority in connection therewith).

(b) Amended Tax Returns. Any amended Income Tax Return or claim for Income Tax refund shall be filed, or caused to be filed, only by the party that was originally responsible for preparing and filing the Tax Return being amended or on which the Taxes claimed as a refund were originally reported; provided, however, that such party shall not, without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), make or cause to be made any such filing to the extent that such filing, if accepted, reasonably might change the Tax liability of the other party for any Tax period; provided, further, that the party that was not originally responsible for preparing and filing the relevant Tax Return may file, or cause to be filed, such an amended Tax Return or claim for Tax refund with the prior written consent of the party that was so originally responsible (which consent shall not be unreasonably withheld or delayed). Notwithstanding anything to the contrary herein, the Sellers shall control any audits and proceedings related to all Tax Returns filed by a Seller Affiliated Group, provided that the Sellers shall keep the Purchaser reasonably informed regarding the status of any such audit or proceeding to the extent that it could affect the Taxes or Tax Returns of a Transferred Company for a Post-Closing Tax Period.

Section 4.5 Tax Controversies; Audit Adjustments; Assistance and Cooperation.

(a) Notice. In the event any Tax authority informs the Sellers, on the one hand, or the Purchaser or the Transferred Companies, on the other hand, of any notice of proposed audit, claim, assessment or other dispute concerning an amount of Taxes with respect to which the other party may incur liability hereunder, the party so informed shall promptly notify the other party in writing of such matter. Such notice shall contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Tax authority with respect to such matter. The failure by a party to provide such notice shall not limit any rights or obligations hereunder with respect to indemnification, except to the extent that the indemnifying party is actually prejudiced by such failure.

(b) Control Rights. The Sellers shall control any audits, disputes, or administrative, judicial or other proceedings related solely to Income Taxes for Pre-Closing Tax Periods or other Taxes for Pre-Closing Tax Periods which the Sellers would be required to indemnify the Purchaser (including, for the avoidance of doubt, any audit, dispute or proceeding related to Income Taxes of a Seller Affiliated Group), and the Purchaser shall control any other Tax audits, disputes or administrative, judicial or other proceedings. Subject to the preceding sentence, in the event an adverse determination may result in each party having responsibility for an amount of Taxes under this Article IV, each party shall be entitled to fully participate in that portion of the proceedings relating to the Taxes with respect to which it may incur liability hereunder. For purposes of this Section 4.5(b), the term “participate” shall include (i) participation in conferences, meetings or proceedings with any Tax authority, the subject matter of which includes an item for which such party may have liability hereunder, (ii) participation in appearances before any court or tribunal, the subject matter of which includes an item for which such party may have liability hereunder, and (iii) with respect to matters described in the preceding clauses (i) and (ii), participation in the determination of the content of the documentation, protests, memoranda of fact and law, and briefs, and in the content and conduct of oral arguments and presentations.

(c) Audit Adjustments.

(i) The Sellers’ Audit Adjustments. In the event that (i) a final determination is made by a Governmental Authority which results in an adjustment to the Tax items reported on a Tax Return filed with respect to a Pre-Closing Period (including that portion of a Straddle Period for which a Seller is liable for Taxes hereunder), and (ii) that adjustment creates a corresponding adjustment (or adjustments) that either reduces the taxable income or increases the amount of any Tax credit reported on a Tax Return filed with respect to a Post-Closing Tax Period (including that portion of a Straddle Period for which the Purchaser is liable for Taxes hereunder), then assuming the Sellers have complied with their obligations pursuant to this Article IV, the Purchaser shall pay to the Sellers an amount equal to any Tax Benefit derived by the Purchaser (or any Affiliate thereof) related to such corresponding adjustment (or adjustments). Such payment shall be made no later than thirty (30) days after the date of such final determination.

(ii) The Purchaser’s Audit Adjustments. In the event that (i) a final determination is made by a Governmental Authority which results in an adjustment to the Tax items reported on a Tax Return filed with respect to a Post-Closing Tax Period (including that portion of a Straddle Period for which the Purchaser is liable for Taxes hereunder), and (ii) that adjustment creates a corresponding adjustment (or adjustments) that either reduces the taxable income or increases the amount of any Tax credit reported on a Tax Return filed with respect to a Pre-Closing Period (including that portion of a Straddle Period for which a Seller is liable for Taxes hereunder), then the Sellers shall pay to the Purchaser an amount equal to any Tax Benefit derived by the Sellers (or any Affiliate thereof) related to such corresponding adjustment (or adjustments). Such payment shall be made no later than thirty (30) days after the date of such final determination.

(d) Assistance and Cooperation. The Sellers, on the one hand, and the Purchaser and the Transferred Companies, on the other hand, shall cooperate (and cause their employees, agents and Affiliates to cooperate) with each other and each other’s agents, including accounting firms and legal counsel, as reasonably requested in connection with Tax matters relating to the Transferred Companies. The parties shall retain all Tax Returns, schedules and workpapers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent notified by any party, any extension thereof) of the Tax period to which such Tax Returns and other documents and information relate. Any information or documents provided under this Section 4.5(d) shall be kept confidential by the party receiving such information or documents, except as may otherwise be reasonably necessary in connection with the filing of Tax Returns or in connection with administrative or judicial proceedings relating to Taxes.

Section 4.6 Certain Taxes. One half of all transfer, documentary, sales, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by the Purchaser and one half of all such Taxes, fees, penalties and interest shall be borne by the Sellers; except for any transfer, documentary, sales, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Spin-Off or in connection with the transactions contemplated by Section 6.19, which shall be borne by the Sellers.

Section 4.7 Relationship to Section 3.8 and Article IX. Any indemnification obligations described in this Article IV shall be subject to, and made in the manner described in, Article IX of this Agreement; provided, however, that the procedures set forth in this Article IV shall apply notwithstanding anything to the contrary set forth in Section 9.3 hereof. In the case of any indemnity claim for Taxes that arises out of both the obligations set forth in this Article IV and a breach of the representations and warranties described in Section 3.8, the rights and obligations of the parties hereto shall be governed by this Article IV; provided, however, that this Section 4.7 shall not limit an Indemnified Party’s right to also recover amounts representing Indemnified Amounts (including reasonable attorneys’ fees and court costs), subject to the limitations described in Article IX.

ARTICLE V

CERTAIN UNDERSTANDINGS AND AGREEMENTS OF THE PARTIES

Section 5.1 Consents. The Sellers shall use their reasonable best efforts to procure, and the Purchaser shall use its reasonable best efforts to assist the Sellers in procuring, all consents, novations, approvals or waivers, in a form reasonably satisfactory to the Purchaser, which are required under applicable Law or the terms of any Material Agreement to consummate the transactions contemplated by this Agreement (including the Spin-Off); provided that neither party shall be obligated to make any payments to third parties or undertake any obligations in connection with the procurement of such consents (other than as expressly provided pursuant to Section 6.19 and Section 6.20) and the Sellers and the Purchaser acknowledge and agree that, other than those consents and approvals set forth on Schedule 7.1(g) and Schedule 7.2(g), its receipt of any such consents, novations, approvals or waivers is not a condition to its obligation to consummate the transactions contemplated hereby.

Section 5.2 Notice of Environmental Claims. The Sellers shall give prompt written notice to the Purchaser of the commencement after the date hereof of any material Environmental Claim, or inspection of any Transferred Company or any assets or property of any Transferred Company, by any Governmental Authority with responsibility for enforcing or implementing any applicable Environmental Laws, and provide to the Purchaser such information as the Purchaser may reasonably request regarding such Environmental Claim, any developments in connection therewith, and, as applicable, any responses thereto.

Section 5.3 Public Statements. The parties hereto shall consult with each other prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement without the other parties’ prior written consent (which shall not be unreasonably withheld, conditioned or delayed), except for any public disclosure which the Purchaser or the Sellers in good faith believe is required by Law (in which case the disclosing party will consult with the other party prior to making such disclosure); provided, however, that Purchaser and its Affiliates may, without the prior consent of the Sellers, issue any non-public release or statement or otherwise disclose information with respect to this Agreement, other transaction documents or the transactions (including the Purchase Price and other terms of the Agreement or other transaction documents) to any of its or their respective Affiliates, Purchaser Representatives, Lenders and current and potential investors, in each case, which are subject to contractual confidentiality obligations with respect to the information disclosed to them (whether pursuant to such release or statement or otherwise). Similarly, notwithstanding the foregoing, the Sellers and their Affiliates may, without the prior consent of the Purchaser, disclose information with respect to this Agreement, other transaction documents or the transactions contemplated hereby (including the Purchase Price and other terms of the Agreement or other transaction documents) to any of its or their respective Affiliates, accountants, counsel, financial advisors and other representatives, in each case, which are subject to confidentiality obligations with respect to the information disclosed to them.

Section 5.4 Compliance with WARN Act. The Purchaser agrees that it will not, and will cause its Affiliates not to, cause any of the employees of the Transferred Companies to suffer an “employment loss” for purposes of the WARN Act if such employment loss would create, or would reasonably be expected to create, any liability for the Sellers under the WARN Act or any similar state or local applicable law. The Purchaser and its Affiliates shall be responsible for all liabilities under the WARN Act and any similar state or local Legal Requirement solely resulting from (a) the Closing and/or (b) from the actions of the Purchaser and its Affiliates following the Closing. Upon the Purchaser’s written request, the Sellers shall advise the Purchaser of the number of employee terminations at each facility of the Transferred Companies that have occurred during the ninety (90)-day period prior to the Closing Date.

Section 5.5 No Solicitation; Alternative Transactions. From the date hereof until the earlier of (a) the valid termination of this Agreement pursuant to Article VIII and (b) the Closing Date, neither the Sellers nor the Company shall, and the Sellers and the Company shall cause their Affiliates, including the WM Parent, and representatives not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, or enter into any agreement or understanding with, any Person or group (other than any party hereto or any Affiliate, associate or designee of any party hereto) concerning any proposal for the sale, merger, combination, joint venture or other transaction involving all or any part of the Business and properties of the Transferred Companies.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business Pending the Consummation of the Transaction. After the date hereof and prior to the Closing, unless (a) required by any Legal Requirement, (b) expressly contemplated by this Agreement or any agreement, instrument or document to be delivered pursuant hereto, (c) otherwise set forth in Schedule 6.1, or (d) otherwise agreed by the Purchaser in writing, the Sellers shall cause each Transferred Company to, and with respect to Sections 6.1(g), (h), (i) and (j), the Sellers shall:

(a) conduct the Business in the Ordinary Course of Business and operate the Projects in accordance with Good Industry Practice;

(b) not (i) amend or propose to amend its Organizational Documents or (ii) split, combine, reorganize, reclassify, recapitalize or take any similar action with respect to its outstanding equity interests;

(c) not declare, make or pay any distributions or dividend on or in respect to the capital stock of the Transferred Companies other than distributions to another Transferred Company, or make any payment from the Transferred Companies to any Seller, other than distributions of cash the effect of which is taken into account in the calculation of Closing Net Debt;

(d) except as contemplated by this Agreement, not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional interest of, or any options, or rights of any kind to acquire any interest of, its equity interests of any class or any debt or equity securities convertible into or exchangeable for such equity interest;

(e) not (i) incur or become contingently liable with respect to any Indebtedness, (ii) redeem, purchase, acquire or offer to redeem, purchase or acquire any of its equity interests or any options or rights to acquire any of its equity interests or any security convertible into or exchangeable for its equity interests, (iii) make any acquisition of any assets or businesses, except for the acquisition of assets in the Ordinary Course of Business, (iv) sell, transfer, assign, pledge, lease, license or dispose of any assets or businesses, except for the sale of inventory in the Ordinary Course of Business or the sale, transfer or disposal of obsolete equipment, (v) create an Encumbrance other than Permitted Encumbrances or Encumbrances that will be released prior to the Closing or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing, unless, in the case of Encumbrances, such Encumbrance was discharged prior to Closing.

(f) use reasonable best efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with suppliers, customers and others having business relationships with it and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

(g) not enter into or materially amend any employment agreement, or enter into or materially amend any severance or special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any officers or key employees, except for (i) compensation increases in the Ordinary Course of Business that are generally applicable to the employees of the Transferred Companies and (ii) compensation payable by the Sellers for retention or to award efforts in connection with the consummation of the transactions contemplated hereby;

(h) except for the transactions contemplated on Schedule 3.10(e), not adopt, enter into, amend or terminate any bonus, profit sharing, compensation, option, pension, retirement, deferred compensation, health care, employment or other Company Benefit Plan, agreement, trust fund or arrangement for the benefit or welfare of any Participant, except as generally applicable to the employees of the WM Companies and the Transferred Companies or as required to comply with changes in applicable Legal Requirements;

(i) except for the transactions contemplated on Schedule 3.10(e), not make or grant any increases in salary or other compensation or bonuses to any Participant or grant any Participant any severance, change in control, retention or termination pay, except for (i) compensation increases in the Ordinary Course of Business that are generally applicable to the employees of the Transferred Companies, (ii) transactions provided in any Benefit Plan (and in the case of any Company Benefit Plan, only as provided in such Company Benefit Plan in effect on the date hereof), and (iii) compensation payable by the Sellers for retention or to award efforts in connection with the consummation of the transactions contemplated hereby;

(j) except for the transactions contemplated on Schedule 3.10(e), not pay to any Participant any material compensation or benefit not required under any Company Benefit Plan as in effect on the date of this Agreement, other than the payment of base cash compensation in the Ordinary Course of Business, and not take any action to accelerate the vesting or payment of any compensation or benefit to any Participant under any Company Benefit Plan, except compensation payable by the Sellers for retention or to award efforts in connection with the consummation of the transactions contemplated hereby;

(k) use reasonable best efforts to maintain and keep the Insurance Policies or comparable insurance policies in effect, consistent with past practice;

(l) not (i) make, change or revoke any Tax classification election or other material Tax election related to a Transferred Company, or (ii) make any material agreement or settlement regarding Taxes with any taxing authority, including the waiver of any statute of limitations or agreement extending the period of assessment with respect of any Taxes, enter into any Tax indemnity, allocation, sharing or closing agreement or make any Tax amnesty, voluntary disclosure or similar filing; provided, however, that the preceding clause (ii) shall not prohibit the Seller from taking any such actions for a Seller Affiliated Group;

(m) not make any change in any Transferred Company’s financial, Tax or accounting methods, practices or policies, or in any assumption underlying such a method, practice or policy (including adopting any taxable year other than the calendar year);

(n) not compromise, settle, grant any waiver or release relating to or otherwise adjust any material litigation or material claims of any nature whatsoever pending against any Transferred Company, other than in the Ordinary Course of Business;

(o) (i) use reasonable best efforts to make capital expenditures consistent with past practice and (ii) not make or commit to make any development or capital expenditures, except for (x) development or capital expenditures that are included in the Project Capital Expenditure Amount or the Ferrybridge Capital Expenditure Amount (collectively, the “Project Capital Expenditures”), (y) capital expenditures consistent with the Transferred Companies’ budget as amended in good faith from time to time, and (z) emergency capital expenditures;

(p) not dispose of any material assets, except (x) the disposal of inventory in the Ordinary Course of Business, (y) in connection with any casualty, (z) to the extent obsolete or no longer needed;

(q) maintain each Transferred Company’s legal existence and not to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Transferred Company other than pursuant to this Agreement;

(r) not enter into any new or amend any existing agreement, arrangement or transaction with any WM Company or any Affiliate of a WM Company (other than a Transferred Company) by which any Transferred Company would be bound following the Closing (except as contemplated by this Agreement);

(s) (x) not enter into, terminate or amend any Material Agreement (or contract that would be a Material Agreement if in existence on the date hereof) not otherwise covered by any of the other subsections of this Section 6.1, other than in the Ordinary Course of Business, (y) not enter into any Hedge unless, in the case of this clause (y), otherwise agreed to in good faith by the Sellers and the Purchaser, and (z) not enter into any customer sales incentive obligations other than in the Ordinary Course of Business;

(t) not engage in any new line of business;

(u) not fail to maintain or renew any material Permit;

(v) participate in applicable capacity market auctions in a manner consistent with past practice; or

(w) not commit, authorize, or agree to take any of the actions set forth in the preceding subsections of this Section 6.1.

Section 6.2 Control of the Transferred Companies’ Operations. Nothing contained in this Agreement shall give to the Purchaser, directly or indirectly, rights to control or direct the Transferred Companies’ operations prior to the Closing Date. Prior to the Closing Date, the Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their operations.

Section 6.3 Access to Assets and Information. The Sellers shall afford to the Purchaser and its accountants, counsel, financial advisors and other representatives (the “Purchaser Representatives”) reasonable access during normal business hours throughout the period prior to the Closing Date to the assets, all of the Business Properties, books, contracts, personnel, representatives of or contacts with governmental or regulatory authorities, agencies or bodies, commitments, and records (including, but not limited to, Tax Returns and any and all records or documents which are within the possession of Governmental Authorities and the disclosure of which the Sellers can facilitate or control) of the Transferred Companies and, during such period, shall furnish promptly to the Purchaser all such information concerning its respective businesses, properties and personnel as the Purchaser or the Purchaser Representatives, as the case may be, shall reasonably request. The Purchaser and its Purchaser Representatives shall be permitted, prior to the Closing, to conduct a customary Phase I investigation (or update thereof) of the Real Property to the extent required in connection with the Debt Financing. Notwithstanding the foregoing, the Sellers shall not be required to take or permit any action that may constitute a waiver of the attorney-client privilege held by the Sellers or any Transferred Company (provided that the Sellers shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a waiver of attorney-client privilege). Except as set forth in Section 9.7, any information discovered by the Purchaser, its Affiliates or the Purchaser Representatives pursuant to this Section 6.3 between the date hereof and Closing shall not affect the rights of the Purchaser under this Agreement. From the date hereof until the Closing, the Sellers agree to diligently and in good faith provide all due diligence materials related to the Real Property that are reasonably requested by the Purchaser that are both in the possession of and readily available to the Sellers.

Section 6.4 Financing.

(a) Subject to the terms and conditions herein provided, prior to the Closing, the Purchaser shall take, and cause its Affiliates to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper and advisable to consummate the Equity Financing pursuant to the terms of the Equity Commitment Letter. Subject to the terms and conditions herein provided, prior to the Closing, the Purchaser shall use reasonable best efforts to take, and cause its Affiliates to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the Debt Financing on the terms and conditions set forth in the Debt Commitment Letter. Without limiting the generality of the foregoing, such actions and things shall include using its reasonable best efforts to (i) maintain in effect the Commitment Letters in accordance with their respective terms and subject to their respective conditions, (ii) satisfy on a timely basis all conditions and covenants applicable to the Purchaser in the Commitment Letters, and otherwise complying on a timely basis with its material obligations under the Commitment Letters, (iii) negotiate and entering into all definitive agreements with respect to the Financing on the terms and conditions contained in the Commitment Letters (including any flex provisions related thereto) so that such agreements are effective no later than the date intended for Closing, and (iv) enforce its rights under the Debt Commitment Letter in the event of a breach thereof by any of the other parties thereto to fully satisfy such breaching party’s obligations (and the rights of the Purchaser) thereunder.

(b) Prior to the Closing, the Purchaser shall give the Sellers prompt (and in any event, within three (3) Business Days) written notice: (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party to the Commitment Letters or definitive documents related to the Financing of which the Purchaser or its Affiliates becomes aware, (ii) of the receipt of any written notice or other communication from any party (other than the Purchaser) to a Commitment Letter with respect to any (A) actual or potential default, breach, termination or repudiation by any party to a Commitment Letter or any definitive document related to the Financing or any provisions of a Commitment Letter or any definitive document related to the Financing or (B) significant dispute or disagreement between or among any parties to a Commitment Letter or any definitive document related to the Financing, (iii) if for any reason the Purchaser has reasonably determined in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letters (including the flex provisions), and (iv) subject to Section 6.4(c) and 6.4(d) below, of any amendment, modification or replacement of any Commitment Letter with copies thereof. As soon as reasonably practicable, but in any event, within three (3) Business Days following delivery by the Sellers to the Purchaser of written request therefor, the Purchaser shall provide any information reasonably requested by the Sellers relating to any circumstance referred to in the immediately preceding sentence.

(c) Except as permitted by Section 6.4(d), prior to the Closing, the Purchaser shall not, without the prior written consent of the Sellers, permit any amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Commitment Letters, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing contemplated in the Commitment Letters below the amount that, together with any other equity contributions or alternative financings effected and Purchaser’s cash on hand, is sufficient to consummate the transactions contemplated by this Agreement (including by changing the amount of fees to be paid or the original issue discount of the Debt Financing), (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing in a manner materially adverse to the Purchaser or the Transferred Companies, or (iii) amends or modifies any other term of a Commitment Letter in a manner that would reasonably be expected to (x) delay in any material respect or prevent the Closing (provided that no delay, regardless of materiality, shall be permitted if it would extend the Closing beyond the Termination Date) or (y) materially adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Commitment Letters. Notwithstanding anything to the contrary herein, the Purchaser may, at any time prior to Closing terminate the Debt Commitment Letter and enter into arrangements for any Alternate Debt Financing (as defined below), so long as such Alternate Debt Financing and any New Debt Commitment Letter in respect thereof meets the conditions set forth in Section 6.4(d) with respect to any Alternate Debt Financing. Any reference in this Agreement to (x) “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as amended or modified in compliance with this Section 6.4(c), and (y) “Debt Commitment Letter” shall include such document as amended or modified in compliance with this Section 6.4(c).

(d) Prior to the Closing, other than as permitted in Section 6.4(c), if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, the Purchaser shall use its reasonable best efforts to arrange promptly to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement, on any terms and conditions, provided that such terms and conditions taken as a whole would not be reasonably expected to materially delay or prevent the Closing (provided that no delay, regardless of materiality, shall be permitted if it would extend the Closing beyond the Termination Date) (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (together with any related fee letter, the “New Debt Commitment Letter”) which shall replace the existing Debt Commitment Letter, a true, complete and correct copy of which shall be provided by the Purchaser to the Sellers promptly and in any event, within two (2) Business Days after the execution thereof by the parties to the New Debt Commitment Letter. If any New Debt Commitment Letter is obtained by the Purchaser, any reference in this Agreement to (i) Debt Financing shall mean the debt financing contemplated by the Debt Commitment Letter as modified, amended, supplemented, restated or replaced by the New Debt Commitment Letter, and shall include any Alternate Debt Financing, (ii) “Debt Commitment Letter” shall include the Debt Commitment Letter as modified, amended, supplemented, restated or replaced by the New Debt Commitment Letter, and (iii) “Lenders” shall mean the lenders and other financing sources providing the Debt Financing (as modified by clause (i) above), including the parties to the Debt Commitment Letter or the New Debt Commitment Letter, as applicable, and any definitive agreements related thereto.

(e) The Purchaser shall refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Commitment Letters or any definitive agreement relating to the Financing. The Purchaser acknowledges and agrees that the obtaining of the Financing or any Alternate Debt Financing is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the receipt of the Financing or the availability of the Financing or any Alternate Debt Financing, or the completion of any such borrowing, subject to the applicable conditions set forth in Section 7.1 and Section 7.2.

(f) The Company and the Sellers shall and shall cause the other Transferred Companies (and its and their respective applicable senior management, personnel and advisors) to cooperate and provide such information reasonably requested by the Purchaser or the Lenders in connection with the arrangement, placement or completion of the Debt Financing, including (i) providing the Purchaser, any Lender, or any Affiliates of any such Person or any of their respective stockholders, members, partners, managers, officers, directors, employees, agents, advisors, representatives, successors or permitted assigns who have a need to know such information in connection with the transactions contemplated hereby, with financial and other information in the Company’s or the Sellers’ possession, including all financial statements, financial data, audit reports and other information of the type reasonably requested by the Purchaser, (ii) reasonable participation in meetings, presentations, and sessions with rating agencies, (iii) providing reasonable assistance with respect to the preparation of materials for ratings agency presentations, bank information memoranda and similar documents, in each case, including public and private versions of such documents (to the extent applicable) and in connection with the marketing, syndication and arrangement of, and/or satisfying the conditions to, the Debt Financing, and (iv) providing all documentation and other information about the Transferred Companies as is reasonably requested in writing at least 3 Business Days prior to the Closing Date in connection with the Debt Financing and relating to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act.

(g) The Company shall deliver to the Purchaser the interim financial statements consisting of an unaudited combined balance sheet of the Transferred Companies as at the end of, and related statement of income of the Transferred Companies for, each fiscal quarter (other than the fourth fiscal quarter of any fiscal year) of the Transferred Companies subsequent to March 31, 2014 no later than forty-five (45) days following the conclusion of such quarterly reporting period, in each case prepared in accordance with GAAP and accompanied by a certification from an officer of the Transferred Companies reasonably acceptable to the Purchaser that such financial statements fairly present, in all material respects, the financial condition of the Transferred Companies as of the dates thereof and the results of such Transferred Companies’ operations for the periods covered thereby except for the absence of footnotes disclosures and year-end adjustments (such information, the “Requested Information”). Upon request from the Purchaser, the Sellers shall provide the Purchaser with monthly internal financial information of the Company (which, for clarity of purpose, will not necessarily represent the Transferred Companies on a combined basis) as soon as available following the conclusion of each calendar month, which financial information shall be in the form regularly prepared by the Company.

Section 6.5 Notification of Certain Matters. The Sellers and the Purchaser agree to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (a) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect such that (i) in the case of notification by the Purchaser to the Sellers, the Sellers’ condition to Closing set forth in Section 7.1(b), and (ii) in the case of notification by the Sellers to the Purchaser, the Purchaser’s condition to Closing set forth in Section 7.2(b), could reasonably be expected not to be satisfied as of the Closing Date, and (b) any material failure (or any failure in the case of any covenant, condition or agreement containing any materiality qualification) on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that (A) in the case of notification by the Purchaser to the Sellers, the Sellers’ condition to Closing set forth in Section 7.1(a), and (B) in the case of notification by the Sellers to the Purchaser, the Purchaser’s condition to Closing set forth in Section 7.2(a), could reasonably be expected not to be satisfied as of the Closing Date; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. Further, the Sellers and the Purchaser agree to give prompt notice to each other once all their conditions to close set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing), respectively, have been satisfied or waived.

Section 6.6 HSR Act Filing, FERC Filing and FCC Approval.

(a) The Sellers and the Purchaser commit to cause their respective ultimate parent entities (each an “Antitrust Filing Party”) to file as soon as practicable, and in any event prior to ten (10) Business Days after the date hereof, a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division of the Justice Department. The Sellers and the Purchaser shall each cause their respective Antitrust Filing Party to (i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division of the Justice Department for additional information or documentation and to all inquiries and requests received from any other Governmental Authority relating to the transactions contemplated by this Agreement, (ii) not extend any waiting period under the HSR Act, except with the prior written consent of the other Antitrust Filing Party, and (iii) not enter into any agreement with the FTC, Antitrust Division of the Justice Department, or other Governmental Authority in which such Antitrust Filing Party agrees not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other Antitrust Filing Party.

(b) The Sellers and the Purchaser commit to cause their respective Antitrust Filing Party, to the extent legally permitted, (i) to promptly notify the other Antitrust Filing Party of any material communication between that Antitrust Filing Party and the FTC, the Antitrust Division of the Justice Department, any Attorney General of any State or any other Governmental Authority and, subject to applicable Law, discuss with and permit the other Antitrust Filing Party to review in advance any proposed written communication to any of the foregoing; (ii) to not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Antitrust Filing Party in advance and, to the extent permitted by such Governmental Authority, give the other Antitrust Filing Party the opportunity to attend and participate thereat; and (iii) to furnish the other Antitrust Filing Party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, provided that, in each case, each Antitrust Filing Party shall be entitled to refrain from providing to the other Antitrust Filing Party or to redact any materials provided to the other Antitrust Filing Party as reasonably determined in good faith to be necessary (1) to comply with contractual arrangements, (2) to address good faith legal privilege or confidentiality concerns, (3) to comply with applicable Law and (4) to protect certain sensitive financial, valuation and business information.

(c) The Sellers and the Purchaser commit to file as soon as practicable, and in any event prior to fifteen (15) Business Days after the date hereof, an application pursuant to Section 203 of the FPA at FERC with respect to the transactions contemplated by this Agreement. The Sellers and the Purchaser, as the case may be, shall provide each other a copy of such proposed filing for their reasonable review and comment; provided that the parties shall cooperate in the preparation of, and have the joint right to approve, such an application.

(d) Notwithstanding anything herein to the contrary, nothing set forth in this Section 6.6 shall require the Purchaser or any of its Affiliates to (a) divest or otherwise hold separate (including by establishing a trust or otherwise), or take any similar action (or otherwise agree to do any of the foregoing) with respect to any business, asset or property that is owned by the Purchaser or its Affiliates as of the Closing, or (b) agree to any restriction on the operation of the Business or the operation of any business, asset or property that is owned by the Purchaser or its Affiliates (including the Transferred Companies) as of the Closing.

(e) The Sellers and the Purchaser commit to file as soon as practicable any application required to obtain the FCC Approval with respect to the transactions contemplated by this Agreement. The Sellers and the Purchaser, as the case may be, shall provide each other a copy of such proposed filing for their reasonable review and comment; provided that the parties shall cooperate in the preparation of, and have the joint right to approve, such an application.

Section 6.7 Transferred Company Indemnification.

(a) From and after the Closing Date, the Purchaser and the Company shall, jointly and severally, and shall cause the other Transferred Companies to, jointly and severally, indemnify and hold harmless, and advance expenses as incurred to, in each case to the fullest extent permitted under applicable Law, each Person who from and after the Closing is a director, officer, employee, member, manager or representative of any Transferred Company (collectively, the “Transferred Company Indemnified Parties”) in a manner consistent with the terms and conditions on which indemnification is provided for as of the date hereof against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Transferred Company Indemnified Parties’ service as a director, officer, member or manager of the Transferred Companies or services performed by such Persons at the request of the Transferred Companies at or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, including, for the avoidance of doubt, in connection with actions to enforce this provision; provided that the Person to whom Costs are advanced provides a reasonable and customary undertaking to repay such Costs if it is ultimately determined that such Person is not entitled to indemnification.

(b) From and after the Closing Date, the Company shall maintain, and the Purchaser and Company shall cause the other Transferred Companies to maintain in effect the provisions in their Organizational Documents to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of Transferred Company Indemnified Parties, as applicable, with respect to facts or circumstances occurring at or prior to the Closing Date, on the same basis as set forth in the Organizational Documents of the Company and the other Transferred Companies in effect on the date of this Agreement (true and complete copies of which have been provided or made available to the Purchaser), to the fullest extent permitted from time to time by applicable Law, which provisions shall not be amended except as required by applicable Law or to make changes permitted by applicable Law that would enlarge the scope of the Transferred Company Indemnified Parties’ indemnification rights thereunder.

(c) The covenants contained in this Section 6.7 are intended to be for the irrevocable benefit of and to grant third-party rights to, and shall be enforceable by, each of the Transferred Company Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a Transferred Company Indemnified Party is entitled, whether pursuant to Law, contract or otherwise and shall be binding on all successors and assigns of the Purchaser and, subsequent to the Closing, the Company. The obligations of Purchaser under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect any Transferred Company Indemnified Party unless the affected Transferred Company Indemnified Party shall have consented in writing to such termination or modification. It is expressly agreed that each Transferred Company Indemnified Party shall be a third-party beneficiary of this Section 6.7, and entitled to enforce the covenants contained in this Section 6.7. If any Transferred Company Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.7 that is denied by the Purchaser and/or any Transferred Company, and a court of competent jurisdiction determines that the Transferred Company Indemnified Party is entitled to such indemnification, then the Purchaser shall or shall cause the applicable Transferred Company to pay such Transferred Company Indemnified Party’s reasonable costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Purchaser and/or applicable Transferred Company. The rights of the Transferred Company Indemnified Parties under this Section 6.7 shall be in addition to, and not in substitution for, any rights such Transferred Company Indemnified Parties may have under the Organizational Documents of any of Transferred Companies or under any applicable contracts, insurance policies or Laws. In addition to the indemnification obligations under the Organizational Documents of the Transferred Companies, the Purchaser shall, and shall cause the Transferred Companies to, honor and perform under all indemnification agreements entered into by Transferred Companies that are set forth on Schedule 6.7 hereto or otherwise are not material and were entered into in the Ordinary Course of Business prior to the date hereof.

Section 6.8 Resignations. On or prior to the Closing Date, the Sellers shall cause to be delivered to the Purchaser duly executed resignations and releases, in the forms attached hereto as Exhibit E, effective as of the Closing, of those officers and directors of the Transferred Companies set forth on Schedule 6.8.

Section 6.9 Replacement of Seller Credit Enhancements; Bridged Seller Guarantees.

(a) Subject to the Purchaser’s requirement to obtain the return or release of the Material WM Guarantees at Closing pursuant to Section 1.5(b)(iv), and except for those guarantees set forth on Schedule 6.9(a)(i) (the “Bridged Seller Guarantees”) which shall be permitted to remain outstanding after the Closing (subject to and in accordance with Section 6.9(d)), the Purchaser shall provide no later than thirty (30) days after Closing substitute Credit Support to the beneficiaries of the Credit Support provided by any WM Company of the obligations of the Transferred Companies described in Schedule 6.9(a)(ii) (the “Scheduled Seller Credit Enhancements”), in order to facilitate the release and return of such Scheduled Seller Credit Enhancements on or within thirty (30) days after the Closing Date. In addition, in the event that following the date hereof the parties discover, or any WM Company provides, any Credit Support of the obligations of the Transferred Companies in addition to (i) the Bridged Seller Guarantees or (ii) the Scheduled Seller Credit Enhancements (such additional Credit Support collectively, the “Unscheduled Seller Credit Enhancements” and, together with the Scheduled Seller Credit Enhancements, the “Seller Credit Enhancements”), the Sellers shall provide the Purchaser with notice thereof. The Purchaser will use its reasonable best efforts to have all such Seller Credit Enhancements released and returned to the Sellers by the date that is thirty (30) days following the Closing Date or, with respect to an Unscheduled Seller Credit Enhancement, a date that is thirty (30) days following the delivery by the Sellers of notice of an Unscheduled Seller Credit Enhancement, if such date is later than thirty (30) days following the Closing Date (the “Return Date”); provided, however, that (x) after the date hereof and prior to Closing, the WM Companies shall not provide Credit Support for the obligations of the Transferred Companies in addition to the Bridged Seller Guarantees or the Scheduled Seller Credit Enhancements in excess of $5,000,000 in the aggregate and (y) the Purchaser shall have no obligation to replace any Unscheduled Seller Credit Enhancements in an aggregate amount in excess of $5,000,000, in the case of (x) and (y), unless the Purchaser otherwise agrees in writing.

(b) The Purchaser shall provide information to the Sellers regarding the status of such replacement and return efforts either (x) upon the Sellers’ reasonable request or (y) upon the date that is fifteen (15) days prior to the Return Date to the extent that certain Seller Credit Enhancements have not yet been released and returned to the Sellers.

(c) If any Seller Credit Enhancement that is not a guarantee has not been returned to the Sellers by the Return Date (an “Unreturned Seller Credit Enhancement”), the Purchaser and the Company shall promptly (but in no event more than five (5) Business Days after the Return Date) cause a “back-to-back” letter of credit and/or bond, as applicable, to be issued in favor of, and naming as beneficiary, the WM Companies providing the Unreturned Seller Credit Enhancement in an amount equal to the aggregate amount of each applicable Unreturned Seller Credit Enhancement. Such amount of such back-to-back letter of credit or bond may be reduced upon and to the extent the obligations covered by such Seller Credit Enhancement have been terminated or reduced as acknowledged by the counterparty.

(d) The Purchaser shall (i) from and after the Closing Date, provide audited financial statements of the Company and the other Transferred Companies, (ii) from and after the date hereof, coordinate with the Sellers and the Company to offer a guaranty or guarantees from the Company and the other Transferred Companies to the beneficiaries of the Bridged Seller Guarantees in replacement, or for the return, of such Bridged Seller Guaranties, and (iii) from and after the date hereof, otherwise use its reasonable best efforts to obtain the return of the Seller Credit Enhancements and Bridged Seller Guarantees from the beneficiaries thereof until such time that the underlying obligations secured by such Seller Credit Enhancements and Bridged Seller Guarantees are terminated or otherwise expire. From and after the date hereof (including after the Closing) the Sellers shall reasonably cooperate with the Purchaser with respect to the replacement or return of the Seller Credit Enhancements and Bridged Seller Guaranties (provided that, for the avoidance of doubt, Sellers shall not be required to make any payment, incur any out-of-pocket cost or otherwise increase its exposure in connection with this cooperation). If any Bridged Seller Guarantee set forth on Schedule 6.9(d) (the “Material Bridged Guarantees”) remains outstanding six (6) months after the Closing Date (the “Grace Period”), the Purchaser and the Company shall pay the Sellers a credit support fee for each day that any such Material Bridged Guarantee is outstanding after such six (6) month period in an amount equal to (1) the Bridged Guarantee Amount for such Material Bridged Guarantee multiplied by (2) the Credit Factor relating to such Material Bridged Guaranty multiplied by (3) the greater of (x) 2.5 % per annum or (y) with respect to any portion of the Bridged Guarantee Amounts, a per annum rate equal to WM Parent’s per annum Letter of Credit Cost under its credit facility with the lowest Letter of Credit Cost then in effect for such portion of the Material Bridged Guarantees for which there is no remaining capacity under a credit facility with a lower Letter of Credit Cost (in the case of this clause (y), only from and after the date on which the Sellers have provided to Purchaser reasonable documentation evidencing such Letter of Credit Cost and only for the period during which such Letter of Credit Cost are in excess of 2.5% per annum), which credit support fee will be payable quarterly in arrears, beginning with the first full quarterly period after the Grace Period until the Material Bridged Guarantee is returned or released back to the Sellers and with each quarterly payment due on or before the fifth (5th) business day after the end of the applicable quarterly period (the “Bridged Guarantee Support Payment”). To the extent WM Parent’s per annum Letter of Credit Cost is then in excess of 2.5% per annum, the Sellers shall provide Purchasers with prompt notice of any decrease in WM Parent’s per annum Letter of Credit Cost below 2.5% per annum.

(e) Without limiting the foregoing, (i) the Scheduled Seller Credit Enhancements, Bridged Seller Guarantees and any Unscheduled Seller Credit Enhancements (other than Unscheduled Seller Credit Enhancements in excess of $5,000,000 in the aggregate without the approval of the Purchaser) related to any Transferred Company shall be returned to the Sellers upon the earlier to occur of (A) six (6) years after the Closing Date or (B) a Change of Control of such Transferred Company (whether directly or as a result of the Change of Control of the Purchaser or the

Company), and (ii) from and after the Closing, the Purchaser and the Company shall not amend, extend or otherwise modify, or allow any of the Transferred Companies to amend, extend or otherwise modify, the terms of the underlying obligations of the Company or such Transferred Companies under agreements secured by any Seller Credit Enhancements or Bridged Seller Guarantees (other than the exercise by a counterparty of its extension rights under any Specified Extension Agreement pursuant to the terms of such Specified Extension Agreement), until such Seller Credit Enhancement or Bridged Seller Guarantee, as applicable, is returned and replaced to the Sellers. The Purchaser and the Company shall (x) bear all costs and expenses incurred in connection with the replacement and return, or providing back-up Credit Support to a WM Company, of the Seller Credit Enhancements or Bridged Seller Guarantees; (y) reimburse the Sellers for all costs, premiums, fees and other expenses paid or incurred by any WM Company with respect to issuing, providing or maintaining any Unreturned Seller Credit Enhancement; and (z) reimburse, indemnify and hold harmless the Seller Indemnified Parties for all Indemnified Amounts resulting from any draw or claim with respect to the Seller Credit Enhancements or the Bridged Seller Guarantees.

(f) In the event that six (6) years after the Closing Date any Material Bridged Guaranty remains outstanding, then the Bridged Guarantee Support Payment applicable to such Material Bridged Guarantee payable by the Purchaser and the Company (including any successor or assigns) following such time shall be increased by a multiple of three times.

Section 6.10 Payoff Letters. At least six (6) Business Days prior to the Closing Date, the Sellers shall deliver to the Purchaser (A) copies of instructions provided by, or on behalf of, the Sellers in accordance with the terms of the instruments, documents and agreements governing the applicable Terminated Debt for purposes of either terminating, redeeming or defeasing and redeeming, as the case may be, such applicable Terminated Debt and (B) copies of executed payoff or instruction letters, in form and substance reasonably satisfactory to the Purchaser (such instructions and payoff letters are collectively referred to in this Section 6.10 as the “Payoff Letters”), from the applicable debt providers (or agents or trustees therefor) in respect of the Terminated Debt that (W) confirm the aggregate outstanding amount required to be paid or irrevocably deposited to fully satisfy, redeem, defease or discharge such applicable Terminated Debt in accordance with the terms of the applicable indenture, agreement and related documents governing such Terminated Debt as of the anticipated Closing Date (and the daily per diem accrual of interest and premium, if applicable, thereafter) (the “Payoff Amount”), (X) provide that upon receipt or (pursuant to the terms of any applicable Terminated Debt) deposit in irrevocable escrow of the applicable Payoff Amount, such Terminated Debt shall be terminated, defeased or redeemed, as the case may be, except for (aa) contingent indemnification obligations (to the extent no claims thereon have been made as of the Closing Date) which by their terms survive the termination of such Terminated Debt or (bb) any applicable defeasance or escrow provisions (to the extent provided for in the applicable indentures as of the date hereof) with respect to the Terminated Debt, provided that the Terminated Debt shall have been defeased and the liens of the Terminated Debt discharged as of the Closing, and (Y) provide that (i) all liens and any applicable guarantees or letters of credit granted in connection with such Terminated Debt shall be, upon the payment or deposit in escrow of the Payoff Amount at the Closing, automatically released, terminated and discharged and (ii) the Transferred Companies, the Purchaser or their designees are authorized from and after the Closing to file all Uniform Commercial Code termination statements as are necessary to effectuate, or reflect of public record, the release and discharge of such liens. On or prior to the Closing Date, the Sellers shall (1) have paid or irrevocably deposited with the applicable issuer or indenture trustee, the applicable Payoff Amount with respect to all Terminated Debt, (2) have taken all actions and delivered, or caused to be delivered, all documents required under the agreements or indentures governing the Terminated Debt to terminate or defease and discharge the Terminated Debt and release the liens of the applicable agreements and indentures with respect thereto and (3) obtain all documents, terminations and releases (including with respect to outstanding mortgages), as are reasonably necessary to release such liens, in each case in customary form and substance. The Sellers shall be responsible for all costs, expenses, fees and other amounts payable in connection with the Payoff Amount and shall provide confirmations that all Terminated Debt has been either fully paid and settled or defeased and discharged prior to or upon Closing.

Section 6.11 Employment Matters.

(a) Except as otherwise provided in Section 6.11(b) or as otherwise agreed with any employee, immediately following the Closing, the Purchaser shall cause the Transferred Companies to continue the employment of each individual who is, immediately prior to the Closing, employed by any of the Transferred Companies, at the same seniority and in substantially the same positions and functions as such employee held immediately prior to the Closing Date (the “Continued Employees”). Subject to any WARN Act liabilities allocated pursuant to Section 5.4, neither the foregoing nor any other provision of this Agreement shall constitute a commitment, undertaking or other obligation on behalf of Purchaser or the Company to continue the employment of such Continued Employee for any period of time, and all Continued Employees shall be “at will” employees of the Company (unless applicable law determines otherwise) whose employment may be terminated at any time subject to applicable agreements, if any, of particular Continued Employees with respect to severance or other rights in connection with termination of employment.

(b) From and after the Closing, the Sellers and their Affiliates (other than the Transferred Companies) shall retain or assume sponsorship of (i) all the Benefit Plans that are not Company Benefit Plans, (ii) payments required under the Wheelabrator Metals Recovery Incentive Bonus Program for Plant Employees and the Wheelabrator Performance Incentive Program for performance from January 1 through the Closing Date and (iii) each United States based Company Benefit Plan that provides for retiree health or life insurance benefits (including the Mishawaka Retiree Medical Plan; the Johnson Retiree Medical Plan: Wheelabrator Corporation; Wheelabrator Technologies, Inc. Swanson Retirees Medical Benefits; Program of Group Health Care Benefits for Hourly Retirees Post 1986 (Plan 1 & Disabled Under 65 and Plan II), and Wheelabrator Corporation Retirees Age 65 and Over Group Health Benefits)) or nonqualified pension or United States based deferred compensation benefits (including the Retirement Plan for Non-Employee Directors of Wheelabrator Technologies, Inc.), and in each case shall retain or assume all commitments, liabilities and obligations thereunder, whether arising before, on or after the Closing. From and after the Closing, the Transferred Companies shall retain and assume sponsorship for all Company Benefit Plans other than the ones described in clause (ii) and (iii) of the previous sentence and shall retain and assume all commitments, liabilities and obligations thereunder, whether arising before, on or after the Closing.

(c) The Sellers shall pay to each eligible employee of any Transferred Company a prorated payment in accordance with WM Parent’s Annual Incentive Program for the period from January 1 through the Closing Date for the year in which the Closing occurs based on the terms of the program as previously announced; provided, however, that if actual results are not available target results of the applicable performance measures for that year may be used.

(d) With respect to Continuing Employees and their dependents and beneficiaries, (a) the Sellers and their Affiliates (other than the Transferred Companies) shall be solely responsible for (i) claims for welfare benefits that are incurred under the Benefits Plans (other than the Company Benefit Plans) on or prior to the Closing, (ii) claims for workers’ compensation benefits that are incurred on or prior to the Closing and (iii) COBRA claims attributable to “qualifying events” that occur on or prior to the Closing and (b) the Purchaser shall be solely responsible for (i) claims for welfare benefits that are incurred following the Closing or under the Company Benefit Plans at any time, (ii) claims for workers’ compensation benefits that are incurred following the Closing and (iii) COBRA claims attributable to “qualifying events” that occur following the Closing. For purposes of the foregoing, (A) a claim for welfare benefits shall be considered incurred as follows: (x) long-term disability, life, accidental death and dismemberment, and business travel accident insurance benefits, upon the death, accident or other event giving rise to such benefits, and (y) short-term disability, health, dental and prescription drug benefits, upon provision of such compensation, services, materials or supplies, and (B) a claim for workers’ compensation benefits shall be considered incurred when the injury or condition giving rise to the claim occurs. In the case of a workers’ compensation claim relating to an injury or condition that occurred over a period both preceding and following the Closing, the claim shall be the joint responsibility of the Sellers and the Purchaser and be equitably apportioned between them based upon the relative periods of time that the condition or injury transpired preceding and following the Closing.

(e) Sellers and Purchaser shall take any action necessary to allow any Continued Employee who so elects to roll over his or her account balance (including outstanding loans, other than any loans with respect to which there have been any missed or late payments or that are in default) from any Benefit Plan that is a qualified defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code into an applicable benefit plan of the Purchaser or any of its Affiliates.

(f) The Closing shall not be deemed to be a “separation from service” (as such term is defined under Treasury Regulation Section 1.409A-3(a)(1)) for any Continuing Employee who is a Participant in the WM 409A Deferral Plan as of the Closing, however, each such Continuing Employee’s active participation under the WM 409A Deferral Plan shall cease at Closing. For purposes of the Sellers complying with the requirement to distribute Participant account balances in accordance with the terms of the WM 409A Deferral Plan and the requirements of Section 409A of the Code, the Purchaser shall notify the Sellers any time that a Continuing Employee has a distribution event under the WM 409A Deferral Plan. Such notification shall contain the identity, the type and date of distribution event (the event triggering the distribution including, but not limited to, separation from service, death, or disability), and address of such Continuing Employee and shall be provided within thirty (30) days following the occurrence of the distribution event.

(g) The provisions of this Section 6.11 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any person (including any Participant), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. Nothing contained herein, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement; or (ii) shall alter or limit the Sellers’ or the Purchaser’s ability to amend, modify or terminate any benefit plan, program, agreement or arrangement; or (iii) is intended to confer upon any person (including any Participant) any right to any particular term or condition of employment.

Section 6.12 Further Assurances. The Sellers and the Purchaser each agree that from time to time after the Closing Date and at the prior written request of the other party and without further consideration, they will execute and deliver such further instruments, provide such materials and information and take such other action, as may be reasonably necessary to carry out the purpose and intent of this Agreement with respect to the Closing.

Section 6.13 Termination of Certain Agreements. All contracts or agreements between any Transferred Company, on the one hand, and any WM Company, on the other hand (the “Affiliate Contracts”) (other than the Transition Services Agreement, the Waste Supply Agreements and the Continuing Agreements), shall be terminated immediately prior to the Closing such that there will be no remaining liabilities, obligations, restrictions or payments from, to or between any Transferred Company and any WM Company with respect to such terminated Affiliate Contracts as of the Closing.

Section 6.14 Intercompany Accounts. At or prior to the Closing, the Sellers shall cause to be settled, repaid or cancelled all intercompany accounts between any Transferred Company, on the one hand, and any WM Company, on the other hand, without any post-Closing liability (except for those accounts related to Affiliate Contracts to the extent included in the calculation of Adjusted Closing Net Working Capital or Closing Net Debt).

Section 6.15 Insurance.

(a) The Purchaser shall be solely responsible for providing insurance to each Transferred Company and the Business after the Closing. The Sellers shall maintain or cause to be maintained in full force and effect the material insurance policies (or renewals thereof) covering each Transferred Company and the Business until the Closing. Without limiting the rights of the Purchaser set forth elsewhere in this Agreement, if any claims may reasonably be made relating to acts, omissions, events or circumstances that have occurred or are existing prior to the Closing Date that relate to any of the Transferred Companies or the Business, and such claims may be made against occurrence based insurance policies of any WM Company, then the Sellers (on behalf of themselves and each other WM Company) shall, at the Purchaser’s request and at the Purchaser’s sole cost and expense, including any deductibles and self-retention amounts (which costs and expenses shall be reimbursed to the Sellers, as incurred), use their reasonable best efforts to permit the Purchaser (after the Closing Date and in cooperation with the Sellers) to file, notice and otherwise continue to pursue such claims under the terms of such policies, and, subject to all of the foregoing, the Sellers (on behalf of themselves and each other WM Company) agree (at the Purchaser’s sole cost and expense, including any deductibles and self-retention amounts) to otherwise reasonably cooperate with the Purchaser or any applicable Transferred Company to make the benefits of any such insurance policies available to the Purchaser or any applicable Transferred Company. Nothing herein shall alter the right of a party to control a Third Party Claim pursuant to Section 9.3.

(b) Subject to any applicable legal restrictions, for a period of five (5) years from and after the Closing Date, the Sellers shall cooperate (and shall cause its employees, agents and the WM Companies to cooperate) with the Purchaser and the Transferred Companies with all loss history or other reasonably necessary insurance underwriting information that the Purchaser may need associated with each Transferred Company or the Business. Such cooperation shall include making information and documents in its possession available to the Purchaser and assisting, at the Purchaser’s sole cost and expense, the Purchaser in compiling the information necessary to fulfill such insurance underwriting request.

Section 6.16 Risk of Loss. Except as otherwise provided in this Section 6.16, during the period between the date hereof and the Closing (the “Interim Period”) all risk of loss or damage to the property or assets of the Transferred Companies shall, as between the Purchaser and the Sellers, be borne by the Sellers. If during the Interim Period the property or assets of the Transferred Companies are damaged by fire or other casualty (each such event, an “Event of Loss”), or are taken by a Governmental Authority by exercise of the power of eminent domain (each, a “Taking”), then the following provisions of this Section 6.16 shall apply:

(a) Following the occurrence of (i) any one or more Events of Loss, if the aggregate costs to restore, repair or replace the property or assets of the Transferred Companies subject to such Event of Loss to a condition reasonably comparable to their prior condition, plus the net present value calculated at the Discount Rate of any lost profits reasonably expected to accrue after Closing as a direct result of such Event of Loss, such amount pursuant to this clause (i) to be determined by an independent third party appraiser mutually selected by the Parties (collectively, “Restoration Costs”) and/or (ii) any one or more Takings, if the value of the property subject to such Taking plus the net present value calculated at the Discount Rate of any lost profits reasonably expected to accrue after Closing as a direct result of such Event of Loss, less any condemnation award received by the Purchaser (provided that any such condemnation award is made available to the Purchaser), such amount pursuant to this clause (ii) to be determined by an independent third party appraiser mutually selected by the Parties (collectively, the “Condemnation Value”), is, in the aggregate, less than or equal to 1.5% of the Initial Purchase Price, there shall be no effect on the transactions contemplated hereby, including any reduction in the Purchase Price, or the parties’ respective obligations to consummate the purchase and sale contemplated by this Agreement.

(b) Subject to the termination right of the Purchaser and the Sellers set forth in clause (c) below, upon the occurrence of any one or more Events of Loss and/or Takings involving aggregate Restoration Costs and Condemnation Value in excess of 1.5% of the Initial Purchase Price (a “Major Loss”), the Sellers shall have, in the case of a Major Loss relating solely to one or more Events of Loss, the option, exercised by notice to the Purchaser, to restore, repair or replace the damaged assets or properties prior to Closing to a condition reasonably comparable to their prior condition. If the Sellers elect to so restore, repair or replace the assets or properties relating to a Major Loss, which election shall be made by notice to the Purchaser prior to the Closing Date and as soon as practicable following the occurrence of such Major Loss, the Sellers will complete or cause to be completed the repair, replacement or restoration of the damaged assets or property prior to the Closing and the Closing Date shall be postponed for the amount of time reasonably necessary to complete the restoration, repair or replacement of such property or assets as reasonably agreed among the Purchaser and the Sellers (including, if necessary, the extension of the Termination Date contemplated by Section 8.1 to allow for the restoration, repair or replacement of such assets or properties). If the Sellers elect not to cause the restoration, repair or replacement of the property or assets affected by a Major Loss, or such Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, then the provisions of Section 6.16(c) will apply.

(c) Subject to the termination right of the Purchaser and the Sellers set forth in clause (d) below, in the event that the Sellers elect not to cause the restoration, repair or replacement of a Major Loss, or in the event that the Sellers, having elected to cause repair, replacement or restoration of the Major Loss, fail to cause its completion within the period of time agreed upon by the Parties pursuant to Section 6.16(b) (subject to extension for up to 90 days for causes beyond the Sellers’ control), or in the event that a Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, then the Parties shall, within 30 days following the Sellers’ election not to cause the restoration, repair or replacement, failure to complete, or the occurrence of such Major Loss, as the case may be, adjust the Initial Purchase Price by the aggregate Restoration Cost and/or Condemnation Value related thereto, as mitigated by any repair, replacement or restoration work actually completed by the Sellers on the assets or properties being sold to the Purchaser, and proceed to Closing in which case the Sellers shall be entitled to the proceeds of any insurance or condemnation payments received in connection with such Major Loss (and, if paid to the Purchaser or the Companies, such proceeds shall be promptly remitted to the Sellers). To assist the Purchaser in its evaluation of any and all Events of Loss, the Sellers shall provide the Purchaser such access to the properties and assets and such information as the Purchaser may reasonably request in connection therewith.

(d) In the event that the aggregate Restoration Costs and/or Condemnation Value with respect to one or more Events of Loss and/or Takings equals an amount in excess of 10% of the Initial Purchase Price, then either the Purchaser or the Sellers shall have the right to terminate this Agreement.

(e) The occurrence of an Event of Loss (including a Major Loss) during the Interim Period shall not, in and of itself, be deemed a breach of the Sellers’ representations and warranties, covenants or other obligations under this Agreement absent some other breach of the Sellers’ representations and warranties, covenants or other obligations under this Agreement. The Sellers’ election pursuant to Section 6.16(b) or the decision to terminate this Agreement pursuant to Section 6.16(c) shall not, in and of itself, result in any breach of any representation, warranty or covenant of this Agreement.

Section 6.17 Consultation. From the date hereof until the Closing, the Sellers shall provide the Purchaser with regular updates as to any developments regarding any Development Project of the Transferred Companies on a reasonably prompt basis and shall cause the Transferred Companies not to enter into any material contract regarding such Development Projects without the prior written approval of the Purchaser, such approval not to be unreasonably withheld.

Section 6.18 Post-Closing Cooperation. For a period of three (3) years from and after the Closing Date, the Sellers shall reasonably cooperate (and shall cause their employees, agents and Affiliates to reasonably cooperate) with the Purchaser and its Affiliates in connection with any prospective Securities Act of 1933, as amended, filing relating to the Company and the other Transferred Companies on a consolidated basis. Such cooperation shall include making all relevant information and documents in its possession available to the Purchaser and providing assistance to the Purchaser in its compiling of the information necessary to fulfill the requirements of such filing and providing assistance to the Purchaser in its preparation of financial statements for the Company and the other Transferred Companies on a consolidated basis for the fiscal years ending December 31, 2014, December 31, 2013 and December 31, 2012, presented in accordance with SEC accounting presentation principles for public companies and as set forth by the Public Company Accounting Oversight Board. The Purchaser shall pay to the Sellers the Internal Costs and external costs and expenses reasonably incurred by the Sellers or their Affiliates in providing such cooperation and assistance. For the purpose hereof, “Internal Costs” shall mean the base salary and 100% of any projected bonus of employees providing services under the applicable covenant, on an hourly basis, plus a benefit load and overhead allocation equal to 30% of base salary.

Section 6.19 SPE Buyouts.

(a)	The Sellers hereby represent and warrant that:

(i) (A) the scheduled expiration of the current “Renewal Term” under each SPE Lease is December 31, 2015, (B) the SPE Lessees must give notice of intent to exercise the Purchase Options on or before December 31, 2014, and (C) the appraisal procedures have commenced to determine the Fair Market Rental Value (as defined in the SPE Leases) for the Renewal Term;

(ii) neither any SPE Lessee nor any SPE is in material breach of, violation of or in material default in the performance or observance of any term or provision of any SPE Lease, and no event has occurred which, with notice or lapse of time or both, would constitute a breach or default under any SPE Lease;

(iii) (A) WM Holdings owns the issued and outstanding capital stock, membership interests or other outstanding equity interests of WTE Holdings; (B) such equity interests of WTE Holdings (1) are duly authorized, validly issued, fully paid and non-assessable and (2) were issued in material compliance with Law and were not issued in material violation or breach of any preemptive or similar rights; (C) there is no existing option, warrant, call, right or contract of any character to which WM Holdings is a party requiring, and there are no securities of WTE Holdings outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of WTE Holdings or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of WTE Holdings; (D) WM Holdings is not a party to any voting trust or other contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of WTE Holdings; (E) there is no existing option, warrant, call, right or contract of any character to which WTE Holdings is a party requiring, and there are no securities of WTE Holdings outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of WTE Holdings or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of WTE Holdings; and (F) the equity interests in WTE Holdings are owned by WM Holdings, free and clear of all Encumbrances;

(iv) (A) Schedule 6.19(a)(iv) sets forth the beneficial and record owners of all of the equity interests in the SPEs as of the date of this Agreement, and such owners own the issued and outstanding capital stock, membership interests or other outstanding equity interests of the SPEs on the date of this Agreement; (B) such equity interests of each of the SPEs (1) are duly authorized, validly issued, fully paid and non-assessable and (2) were issued in material compliance with Law and were not issued in material violation or breach of any preemptive or similar rights; (C) there is no existing option, warrant, call, right or contract of any character to which any of the beneficial and record owners of the equity interests in the SPEs is a party requiring, and there are no securities of any of the SPEs outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of any of the SPEs or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of any of the SPEs; (D) none of the beneficial and record owners of the equity interests in the SPEs is a party to any voting trust or other contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of any of the SPEs other than the SPE limited liability company agreements; (E) there is no existing option, warrant, call, right or contract of any character to which any of the SPEs is a party requiring, and there are no securities of any of the SPEs outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of any of the SPEs or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of any of the SPEs; (F) the equity interests in the SPEs are owned by the beneficial and record owners of the equity interests in the SPEs, free and clear of all Encumbrances other than Encumbrances under the SPE limited liability company agreements; and (G) the only assets and liabilities of the SPEs consist of their equity interests in the SPE Leases and as otherwise set forth on Schedule 6.19(a)(iv);

(v) (A) the SPE Lease Documents constitute all of the material written and oral contracts, agreements, plans and commitments to which WTE Holdings or any SPE is a party or by which WTE Holdings or any SPE or the property of WTE Holdings or any SPE is bound as of the date of this Agreement; (B) a true and correct copy of each SPE Lease Document has been delivered or made available to the Purchaser; (C) the SPE Lease Documents are valid and in full force and effect in all material respects and are enforceable against WTE Holdings and each SPE which is a party to such SPE Lease Document and, to the Knowledge of the Sellers, are in full force and effect in all material respects and are enforceable against the other parties to such SPE Lease Documents in accordance with their terms; and (D) WTE Holdings and each SPE has fulfilled in all material respects all obligations required of WTE Holdings or such SPE under each SPE Lease Document to have been performed by it on or prior to the date of this Agreement;

(vi) (A) there are no material Actions (1) pending or, to the Knowledge of the Sellers, threatened by or against WTE Holdings or any of the SPEs by or before any Governmental Authority, or any mediator or arbitrator or (2) that question the legality of the transactions contemplated by this Agreement or any instrument, certificate or agreement delivered at Closing by the WM Parties pursuant to Section 1.5; and (B) no SPE is subject to any material Order;

(vii) the only assets and liabilities of WTE Holdings consist of its equity interests in the SPEs; and

(viii) the only payments that are due under each SPE Lease are rental payments that the SPE Lessees are required to make to the Minority Owners and WTE Holdings (by virtue of the requirements of each SPE limited liability company agreement).

(b)	Between the date of this Agreement and the Closing Date, the Sellers shall

(i) cause the SPE Lessees to comply in all material respects with all of their respective obligations under the SPE Leases, including payment and performance obligations;

(ii) use reasonable best efforts to, as soon as reasonably possible, commence and complete the appraisal procedures for the Fair Market Sales Value (as defined in the SPE Leases) of each SPE Facility in connection with the Purchase Options in order to permit each of the SPE Lessees to validly exercise the Purchase Options no later than the earlier to occur of December 31, 2014 or the Closing Date;

(iii) cause each of the SPE Lessees to validly exercise the Purchase Options no later than the earlier to occur of December 31, 2014 or the Closing Date; and

(iv) if the Purchase Options are exercised, cause the SPEs and the SPE Lessees to take all actions reasonably necessary pursuant to the Purchase Options for the SPE Lessees to acquire all applicable “Leased Property” (as defined in the SPE Leases), including the “Facility”, all interests in the “Premises”, any “Alterations” or “Parts” incorporated into the Facility (each as defined in the applicable SPE Leases), any permits or other authorizations in the name of the SPEs or the owner trustees (as lessors under the SPE Leases), and all other parts, equipment or assets relating to the SPE Facilities pursuant to applicable transfer, deed and assignment agreements in form and substance reasonably satisfactory to the Purchaser (collectively, the “Facility Purchases” and the date(s) on which the Facility Purchases shall be consummated, the “Facility Purchase Closing”). Notwithstanding anything to the contrary contained herein, the Sellers and Purchaser agree that the occurrence of the Facility Purchase Closing prior to the Closing is not a condition to Closing, if and to the extent the appraisal process for the Fair Market Sales Value required in connection with the Purchase Option has commenced prior to Closing.

(c) From the date of this Agreement until the Facility Purchase Closing, the Sellers shall (i) cause each SPE to continue to operate in the Ordinary Course of Business, except as necessary to pursue the Buyout or the Facility Purchases, as applicable, and the appraisals required in connection with the Facility Purchases and renewals of the SPE Leases; and (ii) cause the SPEs (as Lessors or “Owner Participants” under the SPE Leases) to cooperate, and use reasonable best efforts to cause the owner trustees (as lessors under the SPE Leases) to cooperate with the SPE Lessees and, if applicable, the Purchaser, to expeditiously complete the appraisal process under the Purchase Options required under the SPE Leases and take such other steps as are reasonably necessary to cause the Facility Purchase Closing to occur.

(d) If the Buyouts do not occur prior to, and the equity interest in WTE Holdings is not transferred to the Purchaser on, the Closing Date, from the Closing Date until the occurrence of the Facility Purchase Closing associated with each SPE Lease or the Buyouts and the transfer of the equity interests in WTE Holdings to the Purchaser in accordance with Section 6.19(g):

(i)	The Sellers shall:

A. (x) pay to the Purchaser an amount equal to all reasonable costs and expenses incurred by SPE Lessees after the Closing in connection with exercising the Purchase Options, including costs incurred in connection with the appraisal procedure, and (y) upon the Facility Purchase Closing, pay, or cause to be paid, to the Purchaser the purchase price associated with each Facility Purchase determined pursuant to the appraisal process set forth in each SPE Lease associated with each Facility Purchase as and to the extent necessary to cause the occurrence of the Facility Purchase Closing;

B. timely pay, or cause to be paid, to the Purchaser, amounts equal to: (i) all rental payments that the SPE Lessees are required to make under each SPE Lease (including Article 3 thereof), (ii) all payments required to be made by any SPE Lessee or the Purchaser pursuant to the Tax Indemnification Agreements, (iii) any rental payments required to be made by any SPE Lessee or the Purchaser following an “Event of Loss” (as defined in the SPE Leases) pursuant to Article 11 of any SPE Lease, (iv) all payments (including costs of repair, reconstruction or replacement of the Bridgeport Facility) required to be made by the SPE Lessee of the Bridgeport Facility pursuant to Sections 11.1 and 11.2 of the Bridgeport Lease, and (v) all other payments that any SPE Lessee or the Purchaser is required to make pursuant to any of the SPE Leases or any other documents set forth on Schedule 6.19(a)(iv) (collectively, the “SPE Lease Documents”); provided that (x) in the case of subsections (iii) and (iv), only to the extent the costs incurred exceed any insurance proceeds received by the SPE Lessee, the Purchaser or their Affiliates in respect thereof and unless the SPEs have waived the requirements to comply with Article 11 of any SPE Lease or any portion thereof, and (y) in the case of subsections (ii), (iii), (iv) and (v), except to the extent such payments are required to be made as a result of any SPE Lessee’s failure after the Closing Date to operate and maintain the SPE Facilities in accordance with prudent industry practices or as a result of any breach of any Purchaser SPE Obligations by the applicable SPE Lessee; and

C. except as otherwise permitted under this Section 6.19, cause WTE Holdings not to take any material action under the SPE limited liability company agreements without Purchaser’s consent and to use reasonable best efforts to cause the Minority Owners to approve all requests made by the SPE Lessees under the SPE Leases that require the consent of the Minority Owners under the SPE limited liability company agreements.

(ii) The Sellers agree not to terminate, and to use reasonable best efforts to prevent the SPEs and the lessors under the SPE Leases from terminating, the SPE Leases prior to the Facility Purchase Closing, other than as a result of material breaches of the Purchaser SPE Obligations.

(iii) The Purchaser shall:

A. cause SPE Lessees not to terminate the SPE Leases and to comply in all material respects with respect to the Purchaser SPE Obligations;

B. maintain or cause to be maintained, at its cost and expense, at a minimum, such insurance in such coverage amounts and on substantially similar terms and conditions as are required under and with respect to each SPE Lease as of the Closing, but in no event on terms less favorable than the insurance maintained by the SPE Lessees immediately prior to the Closing (the “SPE Policies”);

C. promptly forward any payments, or portion thereof, made to the Purchaser under Section 6.19(d), to the appropriate recipient pursuant to the terms of the SPE Lease Documents, to the extent any such payments would, but for this Agreement, have been made to a Person other than the Sellers, SPE Lessees or WTE Holdings.

(e) All payments made to the Purchaser by the Sellers under Section 6.19(d) shall be treated as adjustments to the Closing Purchase Price paid by the Purchaser to the Sellers under this Agreement, and the parties shall, and shall cause their Affiliates to, file all Tax Returns consistently with such position, unless otherwise required by a Governmental Authority pursuant to a determination or other proceeding. The Purchaser and the Sellers shall use reasonable best efforts to defend such position in any Tax audit or other proceeding, and shall allow the other party to fully participate (as such term is defined in Section 4.5(b) hereof) in any such defense.

(f) Unless and until the parties thereto mutually agree to a replacement guaranty or other credit support, WM Parent covenants and agrees that it shall cause the SPE Guaranty to remain in full force and effect until the earlier to occur of the Buyouts or the Facility Purchase Closings.

(g) Notwithstanding anything in this Agreement to the contrary, WTE Holdings and its Affiliates are not prohibited from continuing to pursue the buyout of the Minority Owners’ equity interests in the SPEs at or prior to the Facility Purchase Closing (the “Buyouts”). If the Buyouts are consummated prior to the Closing Date and if WTE Holdings then owns (directly or, in the case of WTE-II, through WTE-I’s ownership of WTE-II) 100% of the issued and outstanding capital stock, membership interests or other outstanding equity interests of the SPEs, the remainder of this Section 6.19 (other than Section 6.19(a)) shall be void and of no force or effect and the Sellers shall cause to be transferred, subject to regulatory approvals, if any, the capital stock of WTE Holdings (which shall then own (directly or, in the case of WTE-II, through WTE-I’s ownership of WTE-II) 100% of the issued and outstanding capital stock, membership interests or other outstanding equity interests of the SPEs) to the Company prior to or contemporaneous with the Closing. The parties acknowledge and agree that the Purchase Price paid by the Purchaser at Closing includes the value of the SPE Facilities. Therefore, if the Buyouts are consummated after the Closing Date but prior to the Facility Purchase Closing, as soon as reasonably practicable thereafter, but in any event within 10 days after consummation of the Buyouts, the Sellers shall (i) cause to be transferred, for no additional consideration, subject to regulatory approvals, if any, the capital stock of WTE Holdings (which shall then own (directly or, in the case of WTE-II, through WTE-I’s ownership of WTE-II) 100% of the issued and outstanding capital stock, membership interests or other outstanding equity interests of the SPEs) to the Company or one of its Subsidiaries, pursuant to an assignment and transfer of the stock certificate of WTE Holdings and (ii) provide to the Purchaser a certificate executed on behalf of the Sellers by an officer of each Seller stating that the representations and warranties set forth in Section 6.19(a) are true and correct in all material respects as of such date.

Section 6.20 Spin-Off of Excluded Entities. The Sellers shall, effective prior to the Closing, cause the distribution or assignment of the equity interests of the Excluded Entities such that after such transaction, no Transferred Company owns, directly or indirectly, any equity interests of any Excluded Entity (the “Spin-Off”).

Section 6.21 Certain Joint Ventures.

(a) The Sellers shall have the right to pursue and receive the Norfolk Termination Payment or any monetary recovery, judgment, award or settlement related thereto. The Purchaser shall, and shall cause the Transferred Companies to, promptly pay to the Sellers the Norfolk Termination Payment (to the extent received by the Purchaser or the Transferred Companies) or any monetary recovery, judgment, award or settlement related thereto received by the Purchaser or any of the Transferred Companies. Purchaser shall not, and shall cause the Transferred Companies not to, take any action that would reasonably be expected to interfere with or be materially disruptive or detrimental to the Sellers’ pursuit of the Norfolk Termination Payment or any monetary recovery, judgment, award or settlement related thereto.

(b) From and after Closing, the Sellers and the Purchaser shall reasonably cooperate (and the Purchaser shall cause the Transferred Companies and their employees, agents and Affiliates to reasonably cooperate) to enter into a consulting, operation and maintenance agreement with respect to the existing transfer stations of Swire HK Joint Venture located in Hong Kong and to restructure the Swire HK Joint Venture in a manner reasonably acceptable to the Sellers and the Purchaser that, among other things, would transfer to the Transferred Companies the right to pursue waste-to-energy projects in China with Swire Pacific Ltd.

Section 6.22 Employee Non-Solicitation/Non-Hire. For a period of two (2) years following the Closing Date, none of the Sellers, the Purchaser or their respective Affiliates shall, directly or indirectly, solicit for hire or employment, or employ or engage the services of, any employee of the other party or its Affiliates involved in the procurement or sourcing of waste for the other party or its Affiliates pursuant to the Waste Supply Agreements (the “Covered Persons”); provided, however, that the foregoing shall not preclude (i) the solicitation (or employment as a result of the solicitation) of Covered Persons whose employment with a party or its Affiliates, as applicable, has been terminated or (ii) the solicitation (or employment as a result of the solicitation) of Covered Persons through public advertisements or general solicitations that are not specifically targeted at such Covered Persons.

Section 6.23 Tax-Exempt Financed Assets.

(a) WM Parent is and, upon Closing, will remain financially obligated on the Tax-Exempt WM Parent Debt that financed certain facilities of the Company (the “Applicable Facilities”). The Purchaser acknowledges that (i) prior to Closing, neither the Sellers nor WM Parent intend to defease or redeem the Tax-Exempt WM Parent Debt and (ii) upon Closing, use and ownership of the Applicable Facilities will reside with the Purchaser. The Sellers hereby represent, and the Purchaser acknowledges that, upon Closing: (xi) interest paid or accrued on the Tax-Exempt WM Parent Debt is excludable from the gross income of the holders thereof for purposes of federal income taxation; (xii) pursuant to the Code, the basis of such federal income tax exclusion for interest payable to such holders is the use of the Applicable Facilities for certain qualified purposes, including “solid waste disposal facilities” (as such term is used in Section 142(a)(6) of the Code) as and to the extent the Applicable Facilities are so-currently used by the Company (or its applicable Subsidiary); (xiii) the use of all or part of the Applicable Facilities for a purpose other than a qualifying purpose or purposes may cause (A) the interest payable on all or part of the Tax-Exempt WM Parent Debt to not be excludable from the federal gross income of the holders thereof possibly with retroactive effect, and/or (B) the deductibility of the interest payable by WM Parent on all or part of the Tax-Exempt WM Parent Debt to be disallowed by Section 150(b) of the Code; and (xiv) the Purchaser, the Company and the Transferred Companies shall not have any obligation with respect to the Tax-Exempt WM Parent Debt, except for the obligations set forth in Section 6.23(b).

(b) On and after Closing and until December 1, 2017, Purchaser agrees to provide at least ninety (90) days’ prior written notice to each of WM Parent and the Sellers of a change in the use of the Applicable Facilities for a purpose other than so-currently used (as currently operating in the Ordinary Course of Business).

(c) For avoidance of doubt, in no event shall the Purchaser, the Company or the Transferred Companies be liable for any of the tax liabilities or obligations of WM Parent or its affiliates under the Tax-Exempt WM Parent Debt.

Section 6.24 Certain Broward Matters. The parties shall take the actions described on Schedule 6.24.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to Obligations of the Sellers. Unless waived by the Sellers, the obligation of the Sellers to consummate the transactions contemplated herein shall be subject to the fulfillment of each of the following conditions:

(a) Compliance with Covenants and Agreements. The Purchaser shall have performed in all material respects (or “in all respects” in the case of any agreement or portion thereof containing any materiality qualification) its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date;

(b) Accuracy of Representations and Warranties. The representations and warranties of the Purchaser contained in Article II of this Agreement shall be true and correct in all material respects (or “in all respects” in the case of any representation or warranty containing any materiality qualification) on and as of the Closing Date, except that any such representations and warranties which expressly relate only to an earlier date shall be true and correct in all material respects on the Closing Date as of such earlier date.

(c) Deliveries. Each document required to be delivered pursuant to Section 1.5(b) shall have been delivered and each such document to which the Purchaser or ECP Guarantor is a party shall have been duly authorized, executed and delivered by the Purchaser and ECP Guarantor, as applicable;

(d) HSR Act. Any applicable waiting period under the HSR Act (including extensions thereof) shall have expired or been terminated after all required filings have been made by the parties pursuant to the HSR Act prior to the Closing Date;

(e) FERC Approval. The Sellers and the Purchaser shall have received from FERC an Order pursuant to Section 203 of the FPA authorizing the transaction contemplated hereby, notwithstanding the pendency of any rehearing period;

(f) Officer’s Certificate. The Sellers shall have received a certificate executed on behalf of the Purchaser by an officer of the Purchaser with respect to clauses (a) and (b) above;

(g) Consents. The consents and approvals set forth on Schedule 7.1(g) shall have been obtained, except for any such consents and approvals, the failure of which to obtain would not be materially adverse to the Sellers; and

(h) Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending, and no statute, rule, regulation or Order shall have been enacted, promulgated, issued or deemed applicable to the Business, the Transferred Companies or the transactions contemplated by this Agreement, by any Governmental Authority or court that prohibits consummation of the transactions contemplated by this Agreement.

Section 7.2 Conditions to Obligations of the Purchaser. Unless waived by the Purchaser, the obligation of the Purchaser to consummate the transactions contemplated herein shall be subject to the fulfillment of each of the following conditions:

(a) Compliance with Covenants and Agreements. The Sellers shall have performed in all material respects (or “in all respects” in the case of any agreement or portion thereof containing any materiality qualification) their covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date;

(b) Accuracy of Representations and Warranties. (i) The representations and warranties of the Sellers contained in Article III, Section 6.19(a) and Section 6.23(a) of this Agreement (other than the Fundamental Representations and the representation and warranty set forth in Section 3.6(b)(iii)) shall be true and correct (disregarding any materiality, Material Adverse Effect or similar qualifiers), on and as of the Closing Date or, in the case of any such representations and warranties which expressly relate only to an earlier date, they shall be true and correct on the Closing Date as of such earlier date, in each case, except for any such failure that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and (ii) the Fundamental Representations and the representation and warranty set forth in Section 3.6(b)(iii) shall be true and correct in all but de minimis respects on and as of the Closing Date or, in the case of any such Fundamental Representation which expressly relates only to an earlier date, they shall be true and correct in all but de minimis respects on the Closing Date as of such earlier date, except in the case of both (i) and (ii), for changes specifically permitted by this Agreement;

(c) Deliveries. Each document required to be delivered pursuant to Section 1.5(a) shall have been delivered and each such document to which the Sellers are party shall have been duly authorized, executed and delivered by the Sellers;

(d) Orders, Etc. No action, suit or proceeding shall have been commenced or shall be pending, and no statute, rule, regulation or Order shall have been enacted, promulgated, issued or deemed applicable to the Business, the Transferred Companies or the transactions contemplated by this Agreement, by any Governmental Authority or court that prohibits consummation of the transactions contemplated by this Agreement;

(e) HSR Act. Any applicable waiting period under the HSR Act (including extensions thereof) shall have expired or been terminated after all required filings have been made by the parties pursuant to the HSR Act prior to the Closing Date;

(f) FERC Approval. The Sellers and the Purchaser shall have received from FERC an order pursuant to Section 203 of the FPA authorizing the transaction contemplated hereby, notwithstanding the pendency of any rehearing period;

(g) Consents. The consents and approvals set forth on Schedule 7.2(g) shall have been obtained in form and substance reasonably acceptable to the Purchaser;

(h) Officer’s Certificate. The Purchaser shall have received a certificate executed on behalf of the Sellers by an officer of each Seller with respect to clauses (a) and (b) above;

(i) Spin-Off. The Sellers shall have completed the Spin-Off pursuant to the terms of Section 6.20;

(j) Certain Indebtedness. The Sellers shall have paid off, redeemed or defeased the Terminated Debt as contemplated in Section 6.10; and

(k) No MAE. Since the date hereof, there shall not have occurred any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) The Sellers shall have the right to terminate this Agreement:

(i) if (x) there is a breach of a representation or warranty of the Purchaser that would give rise to the failure of the condition set forth in Section 7.1(b) if the breach was continuing as of the Closing Date and such breach is either (A) not capable of being cured prior to the Termination Date or (B) if curable, is not cured within the earlier of (1) twenty (20) Business Days after the giving of written notice by the Sellers to the Purchaser and (2) the Termination Date and (y) the Sellers are not then in breach of any representation, warranty or covenant that would give the Purchaser a right to terminate this Agreement pursuant to Section 8.1(b)(i), Section 8.1(b)(iii) or Section 8.1(b)(iv);

(ii) if the transactions contemplated hereby are not completed by the Termination Date, provided, however, that the right to terminate this Agreement under this Section 8.1(a)(ii) shall not be available to the Sellers if the failure to complete the transactions contemplated hereby on or before the Termination Date was caused by the failure of any Seller to fulfill any material obligation to the Purchaser under this Agreement or by the Sellers’ material breach of this Agreement;

(iii) if (x) there is a breach of a covenant of the Purchaser that would give rise to the failure of the condition set forth in Section 7.1(a) if the breach was continuing as of the Closing Date and such breach is either (A) not capable of being cured prior to the Termination Date or (B) if curable, is not cured in all material respects (or “in all respects” in the case of any covenant or portion thereof qualified by materiality) prior to the earlier of (1) twenty (20) Business Days after the giving of written notice by the Sellers to the Purchaser and (2) the Termination Date and (y) the Sellers are not then in breach of any representation, warranty or covenant that would give the Purchaser a right to terminate this Agreement pursuant to Section 8.1(b)(i), Section 8.1(b)(iii) or Section 8.1(b)(iv);

(iv) in the event that all of the conditions set forth in Section 7.2 have been satisfied or waived by the Purchaser (other than those conditions that by their nature are to be satisfied at the Closing, each of which conditions shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by the Sellers to the Purchaser) and the Purchaser shall have failed to consummate the Closing (whether as a result of a Financing Failure or otherwise) no later than three (3) Business Days after the date the Closing is required to occur pursuant to Section 1.4; or

(v) pursuant to Section 6.16(d).

(b) The Purchaser shall have the right to terminate this Agreement:

(i) if (x) there is a breach of a representation or warranty of the Sellers that would give rise to the failure of the condition set forth in Section 7.2(b) if the breach was continuing as of the Closing Date and such breach is either (A) not capable of being cured prior to the Termination Date or (B) if curable, is not cured within the earlier of (1) twenty (20) Business Days after the giving of written notice by the Purchaser to the Sellers and (2) the Termination Date and (y) the Purchaser is not then in breach of any representation, warranty or covenant that would give the Sellers a right to terminate this Agreement pursuant to Section 8.1(a)(i) or Section 8.1(a)(iii);

(ii) if the transactions contemplated hereby are not completed by the Termination Date (provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to the Purchaser if (x) the failure to complete the transactions contemplated hereby on or before the Termination Date was caused by the failure of the Purchaser to fulfill any material obligation to the Sellers under this Agreement or by the Purchaser’s material breach of this Agreement (in each case, including the failure of the Purchaser to consummate the transactions contemplated by this Agreement by reason of a Financing Failure or pursuant to its obligations under Section 1.4) or (y) all of the conditions set forth in Section 7.2 have been satisfied or waived by the Purchaser (other than those conditions that by their nature are to be satisfied at the Closing, each of which conditions shall be capable of being satisfied if the Closing Date were the date of determination) and the Sellers have delivered written notice to the Purchaser that they are prepared to close);

(iii) if (x) there has occurred a Material Adverse Effect and such Material Adverse Effect is either (A) not capable of being cured prior to the Termination Date or (B) if curable, is not cured prior to the earlier of (1) twenty (20) Business Days after the giving of written notice by the Purchaser to the Sellers and (2) the Termination Date and (y) the Purchaser is not then in breach of any representation, warranty or covenant that would give the Sellers a right to terminate this Agreement pursuant to Section 8.1(a)(i) or Section 8.1(a)(iii);

(iv) if (x) there is a breach of a covenant of the Sellers that would give rise to the failure of the condition set forth in Section 7.2(a) if the breach was continuing as of the Closing Date and such breach is either (A) not capable of being cured prior to the Termination Date or (B) if curable, is not cured in all material respects (or “in all respects” in the case of any covenant or portion thereof qualified by materiality) prior to the earlier of (1) twenty (20) Business Days after the giving of written notice by the Purchaser to the Sellers and (2) the Termination Date and (y) the Purchaser is not then in breach of any representation, warranty or covenant that would give the Sellers a right to terminate this Agreement pursuant to Section 8.1(a)(i) or Section 8.1(a)(iii); or

(v) pursuant to Section 6.16(d).

(c) This Agreement may be terminated by the Purchaser or the Sellers, upon written notice to the other party, (i) at any time prior to the Closing, if any court of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such Order shall have become final and nonappealable; or (ii) at any time prior to the Closing, if any Legal Requirement shall have been enacted or issued by any Governmental Authority and shall remain in effect prohibiting the consummation of the transactions contemplated hereby.

(d) This Agreement may be terminated if the Sellers and the Purchaser mutually agree in writing.

Section 8.2 Effect of Termination. If this Agreement is terminated by either the Purchaser or the Sellers pursuant to the provisions of Section 8.1, this Agreement shall forthwith become void and there shall be no further obligations on the part of the Sellers or the Purchaser or their respective Affiliates, members, stockholders, managers, officers, directors, employees, agents or representatives; provided, however, that Section 5.3 (Public Statements), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fees), Section 10.2 (Notices), Section 10.5 (Governing Law; Venue), Section 10.9 (Remedies, Specific Performance), Section 10.10 (Validity) and Section 10.12 (Confidentiality) and the Limited Guarantee (to the extent set forth therein), shall survive the termination of this Agreement and remain in full force and effect; provided, further, that, subject to the terms, conditions and limitations of this Section 8.2 and Section 8.3, no such termination shall relieve any party from liability for any Willful Breach of this Agreement by that party prior to the termination hereof. If this Agreement is terminated by either the Purchaser or the Sellers pursuant to the provisions of Section 8.1, in no event shall the liability of any party for damages incurred by the other party or its Affiliates for any breach of this Agreement (whether under this Agreement or arising under Law) or any certificate or document delivered pursuant hereto exceed the General Cap. For purposes of this Agreement, the term “Willful Breach” means a material breach of any material representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an intentional act or failure to act by the other party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 8.3 Termination Fees.

(a) In the event that

(i) this Agreement is terminated by the Sellers in accordance with the terms hereof as contemplated pursuant to (x) Section 8.1(a)(iv) or (y) Sections 8.1(a)(i) and (iii), then within two (2) Business Days of such termination, the Purchaser shall pay to the Sellers the Purchaser Termination Fee as liquidated damages and not as a penalty by wire transfer to an account specified in writing by the Sellers; or

(ii) (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by the party or parties entitled to waive such conditions (other than (x) those conditions in Sections 7.1(e) and 7.2(f) and (y) those conditions that by their nature are to be satisfied at the Closing, each of which conditions in this clause (y) shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered), (B) the Purchaser shall have failed to consummate the Closing on or before the Termination Date, and (C) this Agreement is terminated in accordance with the terms hereof by either the Sellers pursuant to Section 8.1(a)(ii) or the Purchaser pursuant to Section 8.1(b)(ii), in each case due to the failure to satisfy the conditions in Sections 7.1(e) and 7.2(f), then within two (2) Business Days of such termination, the Purchaser shall pay to the Sellers an amount equal to the Special Purchaser Termination Fee as liquidated damages and not as a penalty by wire transfer to an account specified in writing by the Sellers;

it being understood that in no event shall the Purchaser be required to pay a Termination Fee on more than one occasion.

(b) Each of the parties hereto acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Purchaser fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, the Sellers commence an action which results in a judgment against the Purchaser for the payment of a Termination Fee, the Purchaser shall also be liable to the Sellers for their reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such Termination Fee at the rate of eight percent (8.0%) through the date such payment was actually received.

(c) Notwithstanding anything to the contrary in this Agreement, if the Purchaser pays a Termination Fee pursuant to this Section 8.3, except for claims by the Sellers that the Purchaser Termination Fee should be paid instead of the Special Purchaser Termination Fee, the Sellers agree that their receipt of such Termination Fee as set forth in Section 8.3(a) shall be the sole and exclusive remedy of the Sellers and their Affiliates (whether at law, in equity, in contract, in tort or otherwise) against the Purchaser, the ECP Guarantor, the Lenders and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Purchaser Related Parties”) for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the transactions contemplated by this Agreement to be consummated; and upon payment of such fee, the Purchaser Related Parties shall have no further liability or obligation relating to or arising out of this Agreement, any certificate, instrument or agreement delivered in connection with this Agreement (including the Commitment Letters and the Limited Guarantee) or the transactions contemplated by this Agreement (except, for the avoidance of doubt, for the ECP Guarantor’s obligations under the Limited Guarantee, subject to the limitations contained therein) or thereby or any other document or written or oral representation made or alleged to be made in connection herewith or therewith, through the Purchaser or otherwise, whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law, in equity, in contract, in tort or otherwise) by or on behalf of the Purchaser against the ECP Guarantor or any other Purchaser Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise.

Section 8.4 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto. Notwithstanding anything to the contrary herein, Section 8.3(c), Section 8.4, Section 9.7, Section 10.5 and Section 10.6 (and any provision of this Agreement to the extent an amendment, modification or supplementation of such provision would modify the substance of such Sections) may not be amended, modified or supplemented in a manner that adversely affects the rights of the Lenders without the prior written consent of the Lenders.

Section 8.5 Extensions; Waiver. At any time prior to the Closing Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by all of the parties to this Agreement.

ARTICLE IX

INDEMNIFICATION

Section 9.1 The Sellers’ Indemnity Obligations. The Sellers shall indemnify, hold harmless and defend the Transferred Companies, the Purchaser, the Purchaser’s Affiliates and its and their respective officers, directors, stockholders, members, managers, employees, agents and representatives (each a “Purchaser Indemnified Party”) from and against, and shall reimburse the Purchaser Indemnified Parties for, any and all claims, actions, causes of action, arbitrations, proceedings, losses, Taxes, damages, remediations, liabilities, strict liabilities, judgments, fines, penalties and expenses (including without limitation reasonable attorneys’ fees) (collectively, the “Indemnified Amounts”) (provided, however, that Indemnified Amounts shall not include consequential, punitive, exemplary, incidental, special or indirect damages, including business interruption, diminution in value, loss of future revenue, profits or income, or loss of business reputation or opportunity except to the extent that (i) in the case of any consequential damages, such damages are the natural, probable and reasonably foreseeable result of a breach of this Agreement (including a breach of Section 6.19 of this Agreement) or (ii) the payment of such damages is to a person making a Third Party Claim in satisfaction of such Third Party Claim pursuant to this Agreement) paid, imposed on or incurred by a Purchaser Indemnified Party or for which a Purchaser Indemnified Party bears responsibility directly or indirectly, resulting from, caused by, arising out of, or in any way relating or with respect to any of the following:

(a) any breach or misrepresentation in any of the representations and warranties made by or on behalf of the Sellers in this Agreement or any closing certificate delivered to the Purchaser in connection with the Closing, including any breach or misrepresentation of any representation or warranty set forth in Section 3.8 (to the extent not otherwise described in Section 9.1(c));

(b) any violation or breach by the Sellers of or default by the Sellers under any covenant, agreement or undertaking contained in this Agreement or any closing certificate delivered to the Purchaser in connection with the Closing;

(c) any Taxes for which the Sellers are responsible under Article IV;

(d) any withholding or similar Taxes imposed as a result of the transactions contemplated by this Agreement, but only to the extent such Taxes were not withheld pursuant to Section 1.6;

(e) (x) any amounts payable by the Sellers to the Purchaser pursuant to Section 6.19(d)(i)A and B, (y) the failure of the payments made by the Sellers under Section 6.19(d)(i)A and B to be treated as described in Section 6.19(e) and (z) any breach or misrepresentation in any of the representations and warranties made by or on behalf of the Sellers either (1) on the date hereof pursuant to Section 6.19(a) or (2) in the certificate delivered pursuant to Section 6.19(g); and

(f) the Excluded Entities or the Spin-Off pursuant to Section 6.20 hereof, including any costs, expenses or Taxes incurred in connection with the Spin-Off.

For purposes of this Section 9.1 (including for purposes of determining whether a breach of any representations and warranties of the Sellers has occurred), all representations and warranties of the Sellers in this Agreement shall be construed as if the terms “material” and “in all material respects” (and variations thereof) and any reference to “Material Adverse Effect” (and all variations thereof) used therein were omitted from such representations and warranties (including the use of such terms in definitions of the defined terms used therein), other than in (i) references to “Material Agreements,” and (ii) references to “material” in Section 3.13 (Contracts, Agreements, Plans and Commitments).

Section 9.2 Purchaser Indemnity Obligations. The Purchaser, and if the Closing occurs, the Company, on a joint and several basis with the Purchaser, shall indemnify and hold harmless the Sellers and the Sellers’ Affiliates and each of their respective officers, directors, stockholders, members, managers, employees, agents and representatives (each a “Seller Indemnified Party”) from and against, and shall reimburse the Seller Indemnified Parties for, any and all Indemnified Amounts paid, imposed on or incurred by a Seller Indemnified Party or for which a Seller Indemnified Party bears responsibility directly or indirectly, resulting from, caused by, arising out of, or in any way relating to and with respect to any of, or any allegation by any third party of, the following:

(a) any breach or misrepresentation in any of the representations and warranties made by or on behalf of the Purchaser in this Agreement or any closing certificate delivered by the Purchaser to the Sellers in connection with the Closing;

(b) any violation or breach by (i) the Purchaser of or default by the Purchaser under any covenant, agreement or undertaking contained in this Agreement or any closing certificate delivered to the Sellers in connection with the Closing (ii) the Company of or default by the Company under any post-closing covenant, agreement or undertaking contained in this Agreement;

(c) any amounts payable by the Purchaser or the Company to the Sellers under Section 6.9, including without limitation resulting from any draws or claims made against the Bridged Seller Guarantees or Seller Credit Enhancements or any violation or breach by the Purchaser or the Company of their obligations under Section 6.9;

(d) any indemnification provided by a WM Party to a Transferred Company Indemnified Party resulting from the failure of the Purchaser or the Transferred Companies to indemnify such Transferred Company Indemnified Party pursuant to Section 6.7, to the extent applicable; or

(e) any violations of Section 409A of the Code that result from the Purchaser’s failure to comply with the notice requirement of Section 6.11(f).

For purposes of this Section 9.2 (including for purposes of determining whether a breach of any representations and warranties of the Purchaser has occurred), all representations and warranties of the Purchaser in this Agreement shall be construed as if the terms “material” and “in all material respects” (and variations thereof) and any reference to “Material Adverse Effect” (and all variations thereof) used therein were omitted from such representations and warranties (including the use of such terms in definitions of the defined terms used therein).

Section 9.3 Indemnification Procedures. All claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) Subject to the additional obligations set forth in Section 9.3(b) below and the limitations set forth in Section 10.1, a party claiming indemnification under this Agreement (an “Indemnified Party”) shall promptly (i) notify the party from whom indemnification is sought (the “Indemnifying Party”) of any third-party claim or claims asserted against the Indemnified Party (“Third Party Claim”) for which indemnification is sought and (ii) transmit to the Indemnifying Party a copy of all papers served with respect to such claim (if any) and a written notice (“Claim Notice”) containing a description in reasonable detail of the nature of the Third Party Claim, an estimate of the amount of damages attributable to the Third Party Claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party’s request for indemnification under this Agreement. The failure by an Indemnified Party to promptly notify an Indemnifying Party of an indemnity claim shall not relieve an Indemnifying Party of its indemnity obligations under this Agreement except to the extent the Indemnifying Party is prejudiced by such delay.

Within fifteen (15) days after receipt of any Claim Notice (the “Election Period”), the Indemnifying Party shall notify the Indemnified Party (i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party with respect to such Third Party Claim and (ii) whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Third Party Claim.

If the Indemnifying Party notifies the Indemnified Party within the Election Period that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend, at its sole cost and expense and with counsel reasonably acceptable to the Indemnified Party, such Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the reasonable discretion of the Indemnifying Party in accordance with this Section 9.3. The Indemnifying Party shall have full control of such defense and proceedings. The Indemnified Party is hereby authorized, at the sole cost and expense of the Indemnifying Party, to file, during the Election Period, any motion, answer or other pleadings that the Indemnified Party shall reasonably deem necessary or appropriate to protect its interests. If requested by the Indemnifying Party, the Indemnified Party agrees to reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, including without limitation the making of any related counterclaim against the person asserting the Third Party Claim or any cross-complaint against any Person. Except as otherwise provided herein, the Indemnified Party may participate in, but not control, any defense or settlement of any Third Party claim controlled by the Indemnifying Party pursuant to this Section 9.3 and shall bear its own costs and expenses with respect to such participation.

If the Indemnifying Party fails to notify the Indemnified Party within the Election Period that the Indemnifying Party elects to defend the Indemnified Party pursuant to the preceding paragraph, or if the Indemnifying Party elects to defend the Indemnified Party but fails to prosecute or settle the Third Party Claim as herein provided, or if the Indemnified Party reasonably objects to such election on the grounds that counsel for such Indemnifying Party cannot represent both the Indemnified Party and the Indemnifying Parties because such representation would be reasonably likely to result in a conflict of interest, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party to a final conclusion or settled. If requested by the Indemnified Party, the Indemnifying Party agrees to reasonably cooperate with the Indemnified Party and its counsel in contesting any Third Party Claim. The Indemnified Party shall have full control of such defense and proceedings. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3, and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

The Indemnifying Party shall not settle or compromise any Third Party Claim unless (i) the terms of such compromise or settlement require no more than the payment of money (i.e., such compromise or settlement does not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action), (ii) the full amount of such monetary compromise or settlement will be paid by the Indemnifying Party and (iii) the Indemnified Party receives as part of such settlement a legal, binding and enforceable unconditional satisfaction and/or release, in form and substance reasonably satisfactory to it, providing that such Third Party Claim and any claimed liability of the Indemnified Party with respect thereto is being fully satisfied by reason of such compromise or settlement and that the Indemnified Party is being released from any and all obligations or liabilities it may have with respect thereto. The Indemnified Party shall not settle or admit liability to any Third Party Claim without the prior written consent of the Indemnifying Party unless (x) the Indemnifying Party has disputed its potential liability to the Indemnified Party, and such dispute either has not been resolved or has been resolved in favor of the Indemnifying Party or (y) the Indemnifying Party has failed to respond to the Indemnified Party’s Claim Notice. Notwithstanding anything in the foregoing and for the purpose of clarity, the Sellers shall the full right to control and direct any litigation regarding the Excluded Entities.

(b) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party’s request for indemnification under this Agreement.

Section 9.4 Determination of Indemnified Amounts. The Indemnified Amounts payable by an Indemnifying Party hereunder shall be determined (i) by the written agreement of the parties, (ii) by a judgment or decree of any court of competent jurisdiction, or (iii) by any other means agreed to in writing by the parties. The amount of any Indemnified Amounts for which indemnification is provided under this Article IX shall be net (x) of any amounts actually recovered by the Indemnified Party from third parties under insurance policies with respect to such Indemnified Amounts and (y) net of any Tax Benefit derived by an Indemnified Party (or any Affiliate thereof) with respect to such Damages or any of the circumstances giving rise thereto. All parties shall use commercially reasonably efforts to mitigate the amount of Indemnified Amounts for which they may be entitled to indemnification hereunder, including, without limitation, in the case of the Purchaser, by using reasonable best efforts to recover against the Transferred Companies’ insurance policies. If an indemnification payment is received by a Purchaser Indemnified Party, and any Purchaser Indemnified Party or Transferred Company later receives insurance proceeds from third parties in respect of the related Indemnified Amounts, the Purchaser shall immediately pay to the Sellers a sum equal to the lesser of (a) the amount of such insurance proceeds received (net of any costs and expenses and/or increased premiums paid or incurred by the Purchaser or the Transferred Companies to recover such proceeds) or (b) the actual amount of the indemnification payment previously paid by the Sellers with respect to such Indemnified Amounts.

Section 9.5 Limitation of the Sellers’ Liability.

(a) Notwithstanding anything to the contrary contained in this Article IX, the aggregate liability of the Sellers for any event or occurrence giving rise to the Sellers being required to indemnify the Purchaser Indemnified Parties pursuant to Section 9.1(a) and Section 9.1(b) of this Agreement shall be limited to $125,000,000 (the “General Cap”); provided, however, that the General Cap shall not apply to any claims relating to a breach of any Fundamental Representation.

(b) The Purchaser Indemnified Parties shall not be entitled to be indemnified pursuant to Section 9.1(a) and Section 9.1(b) unless and until: (i) the amount of any Indemnified Amount (or a series of related or similar Indemnified Amounts) exceeds $250,000 (a “Non-De Minimis Claim”) and (ii) the aggregate amount of all Non-De Minimis Claims exceeds one percent (1.0%) of the Initial Purchase Price (the “Deductible Amount”); provided, however, that the foregoing limitations shall not apply to (x) any claims relating to a breach of any Fundamental Representation or (y) in the case of Section 9.1(b), any Willful Breach of a covenant, agreement or undertaking (other than Section 6.1), and any amounts recovered with respect to such matters shall not count in determining whether any of the limitations in this Section 9.5(b) have been met or exceeded. After the Deductible Amount is exceeded, the Purchaser Indemnified Parties shall be entitled to seek indemnification pursuant to Section 9.1(a) and Section 9.1(b) for the entire amount (including the first $250,000) of all Non-De Minimis claims in excess of (but not including) the Deductible Amount, subject to the General Cap as set forth in Section 9.5(a).

(c) Without limiting the limitations on indemnity set forth in Sections 9.5(a) and (b) above, in no event shall the Sellers’ aggregate indemnification obligations under this Agreement exceed 100% of the Initial Purchase Price.

Section 9.6 Limitation of the Purchaser’s Liability. Notwithstanding anything to the contrary contained in this Article IX, the aggregate liability of the Purchaser for any event or occurrence giving rise to the Purchaser being required to indemnify the Seller Indemnified Parties shall be limited to the Initial Purchase Price, except for indemnification obligations under Section 9.2(b), Section 9.2(c), Section 9.2(d) and Section 9.2(e).

Section 9.7 Exclusive Remedy.

(a) Except for claims for Fraud, specific performance and injunctive relief, the payment of a Termination Fee pursuant to Section 8.3 and the indemnification provided in this Article IX shall be the sole and exclusive remedies for any breach of this Agreement (whether under this Agreement or arising under Law) or any certificate or document delivered pursuant hereto. Any liability for indemnification hereunder shall be determined without duplication of recovery for liabilities by reason of the same state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or by reason of a party to this Agreement receiving an adjustment to the Purchase Price pursuant to Article I in connection with the facts giving rise to the right of indemnification. In no event shall the Sellers’ have any liability to the

Purchaser with respect to any losses based upon, arising out of or otherwise in respect of, any fact, matter, event or circumstance which was specifically disclosed in any Phase I investigation (or update thereof) of the Real Property conducted by or on the behalf of the Purchaser prior to the date hereof. Except for the foregoing, an Indemnifying Party’s liability for any breach of the representations and warranties set forth herein shall not be impacted or limited by any knowledge that the Indemnified Party had of any event, action or circumstance giving rise to such breach prior to the Closing.

(b) The parties to this Agreement have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter of this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties to this Agreement expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement except in the case of Fraud. The parties to this Agreement acknowledge and agree that all representations and warranties set forth in this Agreement and closing certificates related thereto are contractual in nature only and subject to the sole and exclusive remedies set forth herein, except in the case of Fraud. The parties to this Agreement have agreed that should any representations and warranties of any party to this Agreement prove untrue, the other party to this Agreement shall have the specific rights and remedies herein specified as the exclusive remedy therefor, but that, except in the case of Fraud, no other rights, remedies or causes of action (whether in law or in equity or whether in contract or in tort) are permitted to any party to this Agreement hereto as a result of the untruth of any such representation and warranty. Furthermore, the parties to this Agreement each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations; all parties to this Agreement specifically acknowledge that neither party to this Agreement has any special relationship with the other party to this Agreement that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s length transaction. Except for Fraud or as otherwise explicitly set forth herein, including provisions providing for specific performance in Section 10.9, the sole and exclusive remedies for any breach or failure to perform this Agreement shall be those remedies set forth herein (including Article VIII and this Article IX); and the parties to this Agreement hereby waive and release any and all tort claims and causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any tort claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement).

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Survival. The representations and warranties set forth in Article II and Article III of this Agreement and in any closing certificate delivered in connection with the Closing shall survive the Closing for a period of twelve (12) months, except that (i) the representations contained in Sections 3.1(a), (b) and (c) (Organization and Qualification), Sections 3.2(a), (d), (f) and (g) (Capitalization; Options; Shareholder Rights) and Section 3.3(a) (Authority; Non-Contravention; Approvals) (collectively, the “Fundamental Representations”)

and indemnification obligations under Section 9.1(a) (with respect to breaches of the Fundamental Representations) shall survive the Closing for five (5) years; (ii) the representations and warranties set forth in Section 3.8 (Taxes) and the indemnity obligations set forth in Sections 9.1(c) and 9.1(d) shall survive until thirty (30) days after the expiration of the statutory survival period (including any extensions thereof) of the underlying claim; (iii) the representations and warranties set forth in Section 3.11 (Environmental Matters) shall survive the Closing for three (3) years and (iv) the representations and warranties set forth in Section 6.19(a) (SPE Buyouts) shall survive the Closing until twelve (12) months following the earlier of (x) closing of the Buyouts and the transfer of the capital stock of WTE Holdings to the Purchaser or (y) closing of the Facility Purchases. The covenants and agreements set forth in this Agreement and in any closing certificate delivered in connection herewith shall be continuing and survive the Closing without limitation (unless provided otherwise therein); provided, however, that the indemnification obligations of the parties hereto set forth in Section 9.1(a) and Section 9.2(a) with respect to a breach of a representation or warranty in Section 6.19(a), Article II and Article III hereof shall terminate at the time such particular representation or warranty shall no longer survive. The indemnification obligations of the Sellers set forth in Section 9.1(b), Section 9.1(e) and Section 9.1(f) and the indemnification obligations of the Purchaser and the Company in Section 9.2(b), Section 9.2(c), Section 9.2(d) and Section 9.2(e), shall survive the Closing without time limitation (unless provided otherwise therein). Notwithstanding the foregoing sentences of this Section 10.1, if the Purchaser or the Sellers, as applicable, deliver written notice to the other party of a bona fide claim for indemnification within the applicable time periods set forth above, such claim shall survive until finally resolved or judicially determined.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to the Purchaser:

Granite Acquisition, Inc.

c/o Energy Capital Partners III, LLC

51 John F. Kennedy Parkway, Suite 200

Short Hills, NJ 07078

Attention: General Counsel

Facsimile: (973) 671-6101

with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention: David Kurzweil

Facsimile: (212) 751-4864

(b)	If to the Sellers, to:

c/o Waste Management, Inc.

1001 Fannin Street, Suite 4000

Houston, Texas 77002

Attention: President

Facsimile: (713) 391-5005

with a copy to:

c/o Waste Management, Inc.

1001 Fannin Street, Suite 4000

Houston, Texas 77002

Attention: General Counsel

Facsimile: (713) 209-9710

and to:

Winstead PC

600 Travis; Suite 1100

Houston, Texas 77002

Attention: Todd E. Chen

Facsimile: (713) 650-2400

Section 10.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (ii) the words “including,” “including without limitation,” and “including but not limited to” and other words of similar import do not imply any limitation on (but may expand) the antecedent reference, (iii) reference to any Article or Section means such Article or Section hereof, (iv) the singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the feminine and neutral genders and vice versa. (v) the word “or” will have the inclusive meaning represented by the phrase “and/or;” and “shall” and “will” mean “must,” and shall have equal force and effect and express an obligation, (vi) the term “day” shall mean a calendar day, commencing at 12:00 a.m. (local time) and the term “month” shall mean a calendar month; provided that when a period measured in months commences on a date other than the first day of a month, the period shall run from the date on which it starts to the corresponding date in the next month and, as appropriate, to succeeding months thereafter, (vii) all references to a particular entity shall include such entity’s permitted successors and permitted assigns unless otherwise specifically provided herein, (viii) all references herein to any Law or to any contract shall be to such Law as of the date hereof or contract as amended, supplemented or modified (in accordance with the terms hereof) from time to time unless otherwise specifically provided herein and (ix) all monetary amounts contained in this Agreement refer to currency of the United States. Whenever an event is to be performed or a payment is to be made by a particular date and the date in question falls on a day which is not a Business Day, the event shall be performed, or the payment shall be made, on the next succeeding Business Day; provided, however, that all calculations shall be made regardless of whether any given day is a Business Day and whether or not any given period ends on a Business Day. Time is of the essence in this Agreement. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

Section 10.4 Miscellaneous. This Agreement (including the documents, instruments and agreements delivered in connection herewith) (i) constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof, including, without limitation, that certain No-Shop Agreement dated November 20, 2013, as amended, between Waste Management, Inc. and Energy Capital Partners II, LLC; that certain Indicative Proposal Letter dated November 6, 2013 from Energy Capital Partners to Waste Management, Inc.; and that certain Proposal Confirmation Letter dated January 15, 2014 from Energy Capital Partners to Waste Management, Inc. (all of which are hereby terminated by this reference), and (ii) shall not be assigned by operation of law or otherwise. Notwithstanding the foregoing, the Purchaser may assign (x) this Agreement (in whole but not in part) to one or more Affiliates or (y) their rights under this Agreement on or after the Closing, to any Lender or any other party providing debt financing to the Purchaser (or any agent or collateral trustee for any such Person) as collateral in connection with any such debt financing; provided that in each case the Purchaser remains liable hereunder.

Section 10.5 Governing Law; Venue.

(a) THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE. Each of the parties hereto agrees that any action or proceeding brought to enforce the rights or obligations of any party hereto under this Agreement shall be commenced and maintained in the Supreme Court of the State of New York, County of New York (or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County), as well as all courts from which an appeal may be taken from such courts (each, a “Court”). Each party hereto (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each Court in connection with any action or proceeding arising out of or in connection with this Agreement or the transactions contemplated hereby or the enforcement of any rights under this Agreement; (ii) agrees that each Court shall be deemed to be a convenient forum; and (iii) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any Court, any claim that such party is not subject personally to the jurisdiction of such Court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such Court. Each of the Purchaser and ECP Guarantor hereby appoints the person identified under such party’s name in Section 10.2 as such party’s agent for service of process, and agrees that service of process in any such proceeding may be made by certified mail, return receipt requested, addressed to such agent. Each Seller irrevocably appoints the person identified under such parties’ name in Section 10.2 as its agent for the sole purpose of receiving service of process or other legal summons in connection with any Action. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 10.5 shall be deemed effective service of process on such party.

(b) Each of the parties agrees that it will not bring or support any suit, action or legal proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders and their respective Affiliates and representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 10.5(a) with respect thereto.

Section 10.6 Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTERS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING) OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT, THE COMMITMENT LETTERS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 10.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 10.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, other than Section 6.7, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that (x) Section 8.3(c) shall be for the benefit of, and enforceable by, the Purchaser Related Parties, (y) Section 10.14 shall be for the benefit of, and enforceable by, the Nonparty Affiliates of the parties and (z) Section 8.3(c), 8.4, 9.7, 10.3, 10.5(b), 10.6, 10.8 and 10.14 shall be for the benefit of, and enforceable by, the Lenders and their respective Affiliates and representatives.

Section 10.9 Remedies; Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Article VIII, the non-breaching party shall be entitled, in addition to any other remedy to which it is entitled as contemplated in Section 9.7, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof except that any such claims against the Purchaser shall be limited as provided in Section 10.9(b). Each of the parties hereto (i) agrees that it shall not oppose the granting of any such relief; (ii) hereby irrevocably waives any requirement for the securing or posting of any bond in connection with any such relief (it is understood that clause (i) of this sentence is not intended to, and shall not, preclude any party hereto from litigating on the merits the substantive claim to which such remedy relates); and (iii) agrees that the prevailing party shall be entitled to reimbursement of all reasonable costs and expenses including without limitation, all reasonable attorneys’ fees.

(b) Notwithstanding Section 10.9(a), it is acknowledged and agreed that the Sellers shall be entitled to seek specific performance (x) to enforce Purchaser’s obligation to send a drawdown notice under the Debt Commitment Letter, and (y) solely in its capacity as third party beneficiary of the Equity Commitment Letter to seek specific performance of the Purchaser’s obligation to cause the Equity Financing to be funded to fund the transactions contemplated by this Agreement and to cause the Purchaser to consummate the transactions contemplated in this Agreement, in each case, only in the event that each of the following conditions has been satisfied: (i) all of the conditions in Section 7.2 shall have been satisfied or waived by the Purchaser (other than those conditions that by their nature are to be satisfied at the Closing, each of which conditions shall be capable of being satisfied if the Closing Date were the date such specific performance is sought or the failure of which to be satisfied, is caused by breach by Purchaser of its representations, warranties, covenants or agreements contained in this Agreement) and shall remain satisfied as of the time when Closing is required to have occurred pursuant to Section 1.4, (ii) in the case of clause (y), the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded, (iii) the Purchaser fails to complete the Closing in accordance with Section 1.4, and (iv) the Sellers have confirmed by irrevocable written notice to the Purchaser that if specific performance is granted and the Debt Financing and Equity Financing is funded, then the Closing will occur, and that the Sellers are willing to waive any unsatisfied conditions in Section 7.1 (but solely for purposes of consummating the transactions contemplated by this Agreement). For the avoidance of doubt, while the Sellers may pursue both a grant of specific performance of the Purchaser’s obligations as, and only to the extent, expressly permitted by this Section 10.9(b), and the payment of a Termination Fee as provided by Section 8.3, under no circumstances shall the Sellers be permitted or entitled to receive both such grant of specific performance (and the subsequent successful effecting of the Closing) and payment of a Termination Fee.

Section 10.10 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

Section 10.11 Time is of the Essence. Time is of the essence with respect to the time periods set forth or referred to in this Agreement.

Section 10.12 Confidentiality. Subject to Section 5.3, each of the parties hereto agrees that neither it, its Affiliates nor its nor its Affiliates’ officers, directors, employees, agents, advisors, counsel or representatives shall reveal to any other Person other than its auditors and lenders (a) the terms of this Agreement or any of the terms of the documents executed or to be executed pursuant hereto and (b) any financial, commercial, technical or other confidential information relating to the Purchaser, the Sellers, the Transferred Companies or the Business; provided, however, the Purchaser’s obligations under this clause (b) shall terminate at the Closing except with respect to confidential information related to the Sellers or the WM Companies for a period of three (3) years after the Closing Date. The obligations set forth in the immediately preceding sentence shall not apply to the disclosure of any information (i) as may be hereafter mutually agreed to in writing, (ii) as ordered by a judicial tribunal, (iii) with respect to clause (a) above, to any of such parties’ directors, officers, employees or attorneys and directors, officers and employees of affiliated companies and representatives thereof or their advisors who need to know such information for the purpose of consummating the transactions contemplated by this Agreement and the documents executed or to be executed pursuant hereto, (iv) with respect to clause (b) above, to any of such parties’ directors, officers, employees or attorneys who need to know such information for the purpose of consummating the transactions contemplated by this Agreement and the documents executed or to be executed pursuant hereto, (v) to the extent required to be disclosed by applicable Legal Requirements or legal process; provided that the disclosing party notifies the non-disclosing party promptly (unless prohibited by Law) and provides the non-disclosing party with a reasonable opportunity to seek an appropriate protective order or other appropriate remedy (unless prohibited by Law) for non-disclosure of such confidential information, (vi) that is available in the public domain through no breach by a party hereto of its obligations hereunder or (vii) in connection with (A) any action or proceeding by a party to enforce its rights under this Agreement or any of the documents to be executed pursuant hereto or (B) the defense of any action or proceeding against a party, any of its Affiliates or any representatives of any of the foregoing. Notwithstanding the foregoing, the Purchaser and its Affiliates may, without the prior consent of the Sellers, issue any non-public release or statement or otherwise disclose information with respect to this Agreement, other transaction documents or the transactions (including the Purchase Price and other terms of the Agreement or other transaction documents) to any of its or their respective Affiliates, Purchaser Representatives, Lenders and current and potential investors, in each case, which are subject to contractual confidentiality obligations with respect to the information disclosed to them (whether pursuant to such release or statement or otherwise). Each of the parties hereto will use at least the same standard of care in protecting such confidential information as it uses in protecting its own confidential information.

Section 10.13 Severability. If any condition, term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other conditions, terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. Notwithstanding the foregoing, the parties intend that the provisions of Article VIII and Article IX, including the remedies (and limitations thereon) and the limitations on representations, warranties and covenants, be construed as integral provisions of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s liability or obligations hereunder.

Section 10.14 Non-Recourse. Except to the extent otherwise set forth in the Limited Guarantee, the WM Guarantee and the Equity Commitment Letter, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender (including the Lenders) to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Limited Guarantee, the WM Guarantee and the Equity Commitment Letter), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Limited Guarantee, the WM Guarantee and the Equity Commitment Letter, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Section 10.15 Expenses. Except as otherwise provided in this Agreement, each of the parties shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. Notwithstanding the foregoing, all Company Transaction Expenses shall be paid by the Sellers.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers and attested to as of the date first written above.

PURCHASER:

GRANITE ACQUISITION, INC.

By:	/s/ Tyler Reeder
Name:	Tyler Reeder
Title:	President

SELLERS:

WASTE MANAGEMENT HOLDINGS, INC.

By:	/s/ Don P. Carpenter
Name:	Don P. Carpenter
Title:	Vice President, CFO & Controller

NATIONAL GUARANTY INSURANCE COMPANY OF VERMONT

By:	/s/ Don P. Carpenter
Name:	Don P. Carpenter
Title:	Vice President

MOUNTAIN INDEMNITY INSURANCE COMPANY

By:	/s/ Don P. Carpenter
Name:	Don P. Carpenter
Title:	Vice President

CHEMICAL WASTE MANAGEMENT, INC.

By:	/s/ Don P. Carpenter
Name: Title:	Don P. Carpenter Vice President, CFO & Controller

solely for the purposes of Sections 5.5, 6.4(f), 6.4(g), 6.9 and 9.2,

WHEELABRATOR TECHNOLOGIES INC.

By:	/s/ Mark A. Weidman
Name:	Mark A. Weidman
Title:	President

EXHIBIT A

Glossary

For purposes of this Agreement, the following terms shall have the meaning specified or referred to below when capitalized (or if not capitalized, unless the context clearly requires otherwise) when used in this Agreement.

“2012 WESI Agreement” has the meaning set forth in Schedule 6.24.

“2013 WESI Agreement” has the meaning set forth in Schedule 6.24.

“Accounting Arbitrator” has the meaning set forth in Section 1.3(b).

“Action” means any claim, action, suit, proceeding, arbitration, mediation, audit, or other investigation by or before any Governmental Authority.

“Adjusted Closing Net Working Capital” has the meaning set forth in Section 1.2(c).

“Adjusted Closing Net Working Capital Statement” has the meaning set forth in Section 1.3(a).

“Affiliate” with respect to any Person, means any Person directly or indirectly controlling, controlled by or under common control with such Person, and any natural Person who is an officer, director or partner of such Person and any members of their immediate families living within the same household. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Contracts” has the meaning set forth in Section 6.13.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files an Income Tax Return or pays an Income Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Income Tax Law.

“Agreement” has the meaning set forth in the Preamble.

“Alternate Debt Financing” has the meaning set forth in Section 6.4(d).

“Annual Incentive Program” means the Waste Management Annual Incentive Program.

“Antitrust Filing Party” has the meaning set forth in Section 6.6.

“Applicable Facilities” has the meaning set forth in Section 6.23(a).

“Audited Financial Statements” has the meaning set forth in Section 3.6(a).

Exhibit A-1

“Baltimore Lease” means that certain Lease Agreement dated September 15, 1988 between Wheelabrator Baltimore, LP (as successor to Baltimore Refuse Energy Systems Company, LP), as lessee, and WTE-I (as successor to Connecticut Bank & Trust Co.), as lessor, as amended by that certain First Amendment dated October 1, 1991.

“Baltimore Project Entity” means Wheelabrator Baltimore, LP.

“Benefit Plan” means each funded or unfunded, written or oral, employee benefit, incentive, retention, salary, wage, or other compensation plan, contract, policy, program, agreement or arrangement, including any pension and profit sharing plan, savings plan, bonus, deferred compensation, incentive compensation, stock purchase, supplemental retirement, severance, change of control or termination payment, stock option or other equity-based, hospitalization, medical, life insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefit, employment contract, consulting agreement, retiree health or life benefit, in each case sponsored, maintained, contributed to, or required to be contributed to by WM Parent, Sellers, any Transferred Company or any other Commonly Controlled Entity for the benefit of any Participant, or as to which any Transferred Company has any liability, whether or not subject to ERISA and whether or not terminated; provided, however, that “Benefit Plan” shall not include any multiemployer plan other than any in which a Transferred Company participates.

“Books and Records” means all documents, instruments, papers, books and records, tapes, drawings, microfilms, photographs, letters, budgets, journals, title policies, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), internal and external correspondence and other documents relating to the operation of the Business (including correspondence with contractors, customers, suppliers, vendors and the like), electronic correspondence and files (including email), stock certificates, books of account, files and data (including customer and supplier lists), catalogs, brochures, sales literature, promotional material, personnel files, reports, strategic planning documents, financial forecasts, certificates and other documents used in or associated with the conduct of the Business or the Transferred Companies, including without limitation financial statements, accounting and Tax records (including Tax Returns), ledgers, minute books, copies of Material Agreements, Governmental Authorizations, operating data and environmental studies and plans.

“Bridged Guarantee Amount” means, with respect to each Material Bridged Guarantee, the amount set forth opposite such Material Bridged Guarantee for the applicable period on Schedule 6.9(d).

“Bridged Seller Guarantees” has the meaning set forth in Section 6.9(a).

“Bridgeport Facility” means the SPE Facility located in Bridgeport, CT and subject to the Bridgeport Lease.

“Bridgeport Lease” means that certain Operating Lease Agreement dated May 1, 1988 between Wheelabrator Bridgeport, LP (as successor to Bridgeport Resco Company, LP), as lessee, and U.S. Bank, N.A. (as successor in interest to The First National Bank of Boston and James Mogavero), as lessor, as amended by that certain First Amendment dated June 1, 1999.

Exhibit A-2

“Bridgeport Project Entity” means Wheelabrator Bridgeport, LP.

“Broward Agreements” has the meaning set forth in Schedule 6.24.

“Broward Communities” has the meaning set forth in Schedule 6.24.

“Business” has the meaning set forth in the Recitals.

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banks in the State of New York or the State of Texas are authorized or required by Law to close.

“Business Property” means the real property and improvements that any Transferred Company owns, leases, manages or operates in any manner as of the date of this Agreement.

“Buyouts” shall have the meaning set forth in Section 6.19(g).

“Capital Expenditure Projects” means the Ferrybridge Project, the Inashco Joint Venture, North Wales Project and the Dutchess County Project.

“Cash and Cash Equivalents” means, with respect to the Transferred Companies, except as otherwise provided in this definition, all cash and cash equivalents, excluding restricted cash, of the Transferred Companies as of the Closing, in each case, determined in accordance with GAAP. Cash and Cash Equivalents shall (i) be calculated net of uncleared checks and drafts issued by the Transferred Companies and (ii) include uncleared checks and drafts received or deposited for the account of the Transferred Companies (but only to the extent that such amounts are not already included in the calculation of Adjusted Closing Net Working Capital).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act.

“Change of Control” means, with respect to a Person, the occurrence of any of the following: (a) the sale, assignment, transfer, lease, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the properties or assets of such Person, taken as a whole, (b) the adoption of a voluntary plan relating to the liquidation or dissolution of such Person, (c) the consummation of any transaction the result of which is that any “person” (as such term is used in Section 13(d) (3) of the Securities Exchange Act of 1934, as amended) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934, as amended), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting stock of such Person, or (d) the initial public offering of the equity securities of such person that results in the shareholders immediately prior to such public offering owning less than a majority of the capital stock of such Person after such public offering; provided, however, that, a transaction in which such Person becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (i) the shareholders of such Person immediately prior

Exhibit A-3

to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934, as amended), directly or indirectly through one or more intermediaries, a majority of the voting power of the outstanding voting stock of such other Person immediately following the consummation of such transaction and (ii) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding voting stock of such Person.

“Chemical WM” has the meaning set forth in the Preamble.

“CIT” means CIT Millbury Inc.

“Claim Notice” has the meaning set forth in Section 9.3(a).

“Closing” has the meaning set forth in Section 1.4.

“Closing Date” has the meaning set forth in Section 1.4.

“Closing Date Ferrybridge Budget” has the meaning set forth in Section 1.2(g).

“Closing Net Debt” has the meaning set forth in Section 1.2(e).

“Closing Net Debt Statement” has the meaning set forth in Section 1.3(a).

“Closing Purchase Price” has the meaning set forth in Section 1.2(b)(ii).

“COBRA” means Section 4980B of the Internal Revenue Code of 1986 or Part 6 of Subtitle B of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto.

“Commitment Letters” has the meaning set forth in Section 2.7(a).

“Commonly Controlled Entity” means any Transferred Company or any other person or entity that, together with any Transferred Company, is treated as a single employer under Section 414 of the Code.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.9(a).

“Company Subsidiaries” has the meaning set forth in Section 3.1(c).

Exhibit A-4

“Company Transaction Expenses” means, without duplication, (i) any fees, costs and expenses incurred or otherwise owed by any Transferred Company in respect of the negotiation and execution of this Agreement and the other documents contemplated hereby, the performance of its obligations under the Agreement and the consummation of the transactions contemplated under the Agreement including any fees and expenses owed to attorneys, accountants, consultants, financial advisors and other representatives and (ii) any severance, change in control, termination, retention, incentive or similar amounts or benefits payable by any Transferred Company to any director, officer, consultant, advisor, agent or employee, including all deferred compensation amounts, whether or not previously vested, that are triggered as a result of the sale of the Shares to the Purchaser.

“Condemnation Value” has the meaning set forth in Section 6.16(a).

“Continued Employees” has the meaning set forth in Section 6.11(a).

“Contracting Parties” has the meaning set forth in Section 10.14.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302, 303 or 4068(a) of ERISA, (iii) under Section 412, 430 or 4971 of the Code and (iv) for violation of the continuation coverage requirements of COBRA, in the case of each of the foregoing clauses (i) through (iv), with respect to any Commonly Controlled Entity.

“Costs” has the meaning set forth in Section 6.7(a).

“Court” has the meaning set forth in Section 10.5.

“Covered Persons” has the meaning set forth in Section 6.22.

“Credit Factor” means, with respect to each Material Bridged Guarantee, the amount set forth opposite such Material Bridged Guarantee for the applicable period on Schedule 6.9(d).

“Credit Support” has the meaning set forth in Section 1.5(b)(iv).

“Debt Commitment Letter” has the meaning set forth in Section 2.7(a).

“Debt Financing” has the meaning set forth in Section 2.7(a).

“Deductible Amount” has the meaning set forth in Section 9.5(b).

“Development Project” means a project that is proposed to be developed or under development by the Transferred Companies, including the Capital Expenditure Projects.

“Discount Rate” means Purchaser’s weighted average cost of capital.

“Disputed Items” has the meaning set forth in Section 1.3(b).

“Dutchess County Project” means the waste-to-energy facility located in Poughkeepsie, New York operated by Wheelabrator Dutchess County LLC pursuant to a Service Agreement dated as of April 15, 2014 with Dutchess County Resource Recovery Agency.

“Easement Real Property” has the meaning set forth in Section 3.14(a).

Exhibit A-5

“Easements” has the meaning set forth in Section 3.14(a).

“ECP Guarantor” has the meaning set forth in the Recitals.

“Election Period” has the meaning set forth in Section 9.3(a).

“Encumbrance” means any mortgage, pledge, security interest, encumbrance, easement, lien or charge (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Environmental Claim” means any claim, demand, litigation or legal, administrative or arbitral proceeding arising under or pursuant to Environmental Laws.

“Environmental Law” means any federal, state, local or foreign Law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, guidance document, Order, requirement or agreement with any governmental entity or any judicial or administrative decision relating to (x) the protection, preservation or restoration of the environment (including without limitation air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern, in each case as amended from time to time, or (z) health, worker protection or community’s right to know. The term “Environmental Law” includes, without limitation, (i) the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal Act and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Occupational Safety and Health Act of 1970, each as amended from time to time and (ii) any common law or equitable doctrine (including without limitation injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Materials of Environmental Concern.

“Environmental Permits” means all Permits necessary for the ownership, use and/or operation of any Business Property to comply with Requirements of Environmental Laws.

“Equity Commitment Letter” has the meaning set forth in Section 2.7(a).

“Equity Financing” has the meaning set forth in Section 2.7(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Adjusted Closing Net Working Capital” has the meaning set forth in Section 1.2(b)(i).

“Estimated Closing Net Debt” has the meaning set forth in Section 1.2(b)(i).

Exhibit A-6

“Estimated Ferrybridge Capital Expenditure Amount” has the meaning set forth in Section 1.2(b)(i).

“Estimated Project Capital Expenditure Amount” has the meaning set forth in Section 1.2(b)(i).

“Event of Loss” has the meaning set forth in Section 6.16.

“Excluded Entities” means Resco Holdings L.L.C., a Delaware limited liability company, all the Subsidiaries of Resco Holdings L.L.C., Wheelabrator North Broward Inc., a Delaware corporation, Willows Power and Recycling Holdings Ltd., a company formed under the laws of England & Wales, WTI UK Fin Co Ltd., a company formed under the laws of England & Wales, Willows Power and Recycling Limited, a company formed under the laws of England & Wales, Willows Power and Recycling Trading Limited, a company formed under the laws of England & Wales, Willows Power and Recycling Operations Limited, a company formed under the laws of England & Wales and WTI/Willows Construction Ltd., a company formed under the laws of England & Wales.

“Facility Purchase Closing” has the meaning set forth in Section 6.19(b)(iv).

“Facility Purchases” has the meaning set forth in Section 6.19(b)(iv).

“FCC” means the Federal Communications Commission, or any successor agency thereto.

“FCC Approval” means the authorization from the FCC of the change in beneficial ownership of Transferred Company radio licenses.

“FERC” means the Federal Energy Regulatory Commission, and any successor.

“Ferrybridge Capital Expenditure Amount” has the meaning set forth in Section 1.2(g).

“Ferrybridge Capital Expenditure Statement” has the meaning set forth in Section 1.3(a).

“Ferrybridge Closing Decrease” has the meaning set forth in Section 1.2(b)(v).

“Ferrybridge Project” means the approximately 570,000 ton-per-year waste-to-energy facility, known as “Ferrybridge 1,” under construction in Ferrybridge, North Yorkshire, England owned by Multifuel Energy Limited.

“Final Adjusted Closing Net Working Capital” has the meaning set forth in Section 1.3(c).

“Final Closing Net Debt” has the meaning set forth in Section 1.3(c).

“Final Ferrybridge Capital Expenditure Amount” has the meaning set forth in Section 1.3(c).

Exhibit A-7

“Final Project Capital Expenditure Amount” has the meaning set forth in Section 1.3(c).

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Financing” has the meaning set forth in Section 2.7(a).

“Financing Failure” means a refusal or other failure, for any reason (whether or not Purchaser has exercised its efforts under Section 6.4), for the Debt Financing or the Equity Financing to be provided in full pursuant to, and in accordance with the terms and conditions of, the Commitment Letters, as applicable (or if definitive agreements related to the Debt Financing have been entered into, pursuant to such agreements).

“FPA” means the Federal Power Act, as amended, and the rules and regulations promulgated thereunder, and any successor statute.

“Fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article II or Article III (as applicable), provided that such actual and intentional fraud of such party shall only be deemed to exist if such party had Knowledge that the representations and warranties made by such party were actually breached when made, with the express intention that the other party rely thereon to its detriment.

“FTC” means the Federal Trade Commission.

“Fundamental Representations” has the meaning set forth in Section 10.1.

“GAAP” means, at any given time, United States generally accepted accounting principles for privately-held companies as promulgated by the American Institute for Certified Public Accountants, as in effect at such time and applied on a consistent basis.

“General Cap” has the meaning set forth in Section 9.5(a).

“Good Industry Practice” means with respect to the Projects, any of the practices, methods and acts generally engaged in or approved by a significant portion of the industries in which the Transferred Companies operate during the relevant time period that, in the exercise of reasonable judgment in light of the applicable manufacturer’s recommendations and the facts known or that reasonably should have been known at the time the decision was made, would reasonably have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition. Good Industry Practices are intended to consist of practices, methods or acts generally accepted in the regions where the Projects are located, and are not intended to be limited to optimum practices, methods or acts to the exclusion of all others. For purposes of this agreement, Good Industry Practice will be deemed to include practices, methods and acts consistent with the prior operations of the Transferred Companies, including the operation of the Projects in the Ordinary Course of Business.

Exhibit A-8

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any other nation or government or any state or political subdivision thereof and including any agency or entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government and any governmental, quasi-governmental or non-governmental body administering, regulating or having general oversight over gas, electricity, power or other markets, including NERC and any RTO.

“Governmental Authorization” means any permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Hedges” has the meaning set forth in Section 3.13(a)(iv).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

“Inashco Joint Venture” means ECO Recovery Solutions LLC, pursuant to limited liability company agreement dated as of January 31, 2014, between Inashco North America, Inc. and Wheelabrator Environmental Systems Inc.

“Income Tax” means any Tax based on or measured by net income or gross receipts and any Tax in the nature of a franchise Tax determined on the basis of taxable assets or capital.

“Income Tax Return” means any Tax Return that reports Income Taxes.

“Indebtedness” of any Person means any obligations of such Person (a) for borrowed money (including bank guarantees and letter of credit obligations), (b) evidenced by notes, bonds, indentures or similar instruments, (c) for the deferred purchase price of goods and services (other than trade payables incurred in the Ordinary Course of Business), (d) under capital leases, (e) that are sale leaseback or similar transaction, (f) that are any inventory or receivables financing or similar transactions and (g) in the nature of guarantees of the obligations described in clauses (a) through (e) above of any other Person. “Indebtedness” shall not include any operating leases described in Schedule 3.13 or any negative cash balances.

“Indemnified Amounts” has the meaning set forth in Section 9.1.

“Indemnified Party” has the meaning set forth in Section 9.3(a).

“Indemnifying Party” has the meaning set forth in Section 9.3(a).

“Initial Purchase Price” has the meaning set forth in Section 1.2(a).

“Insurance Policies” has the meaning set forth in Section 3.7.

“Intellectual Property” means all domestic, foreign and multinational intellectual property and proprietary rights, including but not limited to all (a) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, internet domain names and corporate names, and all registrations and applications in connection therewith, (b) patents and patent applications, (c) intellectual property rights in software, (d) copyrights, in both published works and unpublished works, and (e) know-how, trade secrets and, whether or not confidential, all business information.

Exhibit A-9

“Interim Financial Statements” has the meaning set forth in Section 3.6(a).

“Interim Period” has the meaning set forth in Section 6.16.

“Internal Costs” has the meaning set forth in Section 6.18.

“IT Assets” has the meaning set forth in Section 3.16(d).

“John Hancock” means John Hancock Life Insurance Company.

“Knowledge” means (i) when referring to the knowledge of the Sellers, the actual current knowledge of Don Carpenter, Devina Rankin, John Tsai and Blake Swanson after due and reasonable inquiry of Mark Weidman, Mike Natola, Mike O’Friel, Bill McLaughlin and for Section 3.25 only, John Morris, Chris DeSantis and Jeff Harris and (ii) when referring to the knowledge of the Purchaser, the actual current knowledge (after due and reasonable inquiry) of Tyler Reeder, Rahul Advani, Andrew Gilbert, Steve Herman, Chris Leininger and Drew Brown.

“Law” means all federal, state, local and foreign laws, statutes, ordinances, rules or regulations, administrative policies or guidance documents, Orders, injunctions, decrees and administrative rulings promulgated by any court or Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 3.14(a).

“Legal Requirement” means any Law, requirement, treaty, proclamation, convention (or interpretation of any of the foregoing) of, and the terms of any Governmental Authorization issued by, any Governmental Authority.

“Lenders” has the meaning set forth in Section 2.7(a).

“Lessee Agreements” means (i) the Bridgeport Lessee Agreement, dated as of June 29, 2000, between the Bridgeport Project Entity and WTE I, (ii) the Baltimore Lessee Agreement, dated as of June 29, 2000 between the Baltimore Project Entity and WTE I and (iii) the Millbury Lessee Agreement, dated as of June 29, 2000 between the Millbury Project Entity and WTE II.

“Letter of Credit Cost” means (a) the sum of the “Facility Fee,” the “Letter of Credit Fee” and the “Fronting Fee”, all of which are specified in that certain $2.25 Billion Second Amended and Restated Revolving Credit Agreement dated as of July 26, 2013, by and among WM Parent, as borrower, WM Holdings, as guarantor, Bank of America, N.A., as administrative agent, JPMorgan Chase Bank, N.A. and Barclays Bank PLC, as syndication agents, BNP Paribas, Citibank, N.A., Deutsche Bank AG New York Branch, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Royal Bank of Scotland plc, U.S. Bank National Association and Wells Fargo Bank, National Association, as co-documentation agents and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Bank PLC, as lead arrangers and joint bookrunners and the lenders from time to time party thereto and filed as Exhibit 10.1 to WM Parent’s Form 8-K dated July 26, 2013 or (b) such fees then in effect as specified in any amendment or restatement of such WM Parent credit facility or any primary revolving credit facility of WM Parent that replaces such existing WM Parent US credit facility.

Exhibit A-10

“Limited Guarantee” has the meaning set forth in the Recitals.

“Major Loss” has the meaning set forth in Section 6.16(b).

“Marketing Period” means the first period of twenty (20) consecutive calendar days commencing after the date hereof and throughout which: (i) the Purchaser shall have received the Requested Information; and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied, assuming that such conditions were applicable at any time during such twenty (20) consecutive-calendar-day period; provided that (x) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained, and (y) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period:

(A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to the Audited Financial Statements, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the combined financial statements of the Company for the applicable periods by Ernst & Young LLP or another independent public accounting firm; or

(B) the Company notifies the Purchaser of its intent to restate any financial statements included in the Financial Statements or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the applicable Financial Statements have been amended or the Company has notified the Purchaser that it has concluded that no restatement shall be required in accordance with GAAP;

; provided that the Marketing Period shall (x) exclude the days from and including November 27, 2014 to and including November 30, 2014 (provided, however, that periods before and after such excluded days will be deemed to be consecutive for the purpose of this definition) and (y) (i) have either ended prior to August 15, 2014 or, if the Marketing Period has not ended prior to August 15, 2014, commence after September 3, 2014 and (ii) have either ended prior to December 20, 2014 or, if the Marketing Period has not ended prior to December 20, 2014, commence after January 4, 2015.

“Material Adverse Effect” means any effect, change, event, circumstance, occurrence, state of facts or development, individually or when aggregated with other changes, events, circumstances, occurrences, states of facts or developments, that has, or would reasonably be likely to have, a materially adverse effect on the Business, assets, liabilities, operations or condition, financial or otherwise, of the Transferred Companies, taken as a whole; provided, however, that Material Adverse Effect shall not include (a) the effect of any change in the general, local, domestic, foreign or international economies or the securities, credit or financial markets in general (including the financing, banking, currency or capital markets); (b) the effect

Exhibit A-11

of any change generally affecting the industry in which the Transferred Companies operate; (c) the effect of any change arising in connection with earthquakes, hurricane, tornado, flood or other natural disasters; (d) hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions; (e) the effect of any changes in applicable Laws, accounting rules or interpretations thereof including GAAP after the date hereof; (f) the effect of the execution and public announcement or disclosure of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees (provided, however, that the exceptions in this clause (f) shall not apply in the determination of a breach or violation of the Sellers’ representations and warranties in Section 3.3(c)(iii) and Section 3.10(e), or to the extent related thereto, Section 7.2(b)); (g) any changes in prices for commodities or the availability or costs of hedges or other derivatives, including fluctuations in market rates; (h) any action specifically required to be taken, or specifically required not to be taken, pursuant to the terms of this Agreement or (i) any actions taken or any failure to act by the Purchaser or any of its Affiliates; provided, further that any adverse effect, change, event, circumstance, occurrence, state of facts or development arising from or relating to clauses (a) through (e) and (g) above does not have a disproportionate and adverse effect on the Business of the Transferred Companies compared to other businesses in the industry in which the Transferred Companies operate.

“Material Agreements” has the meaning set forth in Section 3.13(a).

“Material Bridged Guarantees” has the meaning set forth in Section 6.9(d).

“Material WM Guarantees” has the meaning set forth in Section 1.5(b)(iv).

“Materials of Environmental Concern” means: (i) those substances included within the statutory and/or regulatory definitions or listings of “hazardous substance,” “medical waste,” “special waste,” “hazardous waste,” “extremely hazardous substance,” “regulated substance,” “hazardous materials,” or “toxic substances,” under any Environmental Law; (ii) any material, waste or substance which is or contains: (A) petroleum, oil or a fraction thereof, (B) explosives, (C) radioactive materials (including naturally occurring radioactive materials), or (D) solid wastes that pose imminent and substantial endangerment to health or the environment; and (iii) such other substances, materials, or wastes that are classified or regulated as hazardous or toxic under any applicable federal, state or local Law or regulation.

“Millbury Lease” means that certain Lease Agreement dated September 15, 1987 between Wheelabrator Millbury, Inc. (Lessee) and Wilmington Trust (successor to Connecticut Bank & Trust Co., as Lessor/Owner Trustee) as amended by that certain First Amendment dated January 1, 1990 and that certain Second Amendment dated February 17, 1995.

“Millbury Project Entity” means Wheelabrator Millbury, Inc.

“Minority Owners” means John Hancock and CIT.

“Mountain Indemnity” has the meaning set forth in the Preamble.

Exhibit A-12

“National Guaranty” has the meaning set forth in the Preamble.

“NERC” means the North American Electric Reliability Corporation or any successor certified by FERC as the electric reliability organization for the United States.

“New Debt Commitment Letter” has the meaning set forth in Section 6.4(d).

“Non-De Minimis Claim” has the meaning set forth in Section 9.5(b).

“Nonparty Affiliates” has the meaning set forth in Section 10.14.

“Norfolk Termination Payment” means any payment made to Willows Power and Recycling Limited or any Affiliate thereof or to any Transferred Company or the Purchaser resulting, directly or indirectly, from the termination of that certain Residual Waste Treatment Contract dated February 7, 2012 between Norfolk County Council and Willows Power and Recycling Limited.

“North Wales Project” means the approximately 175,000 ton-per-year waste-to-energy facility to be located in Deeside, North Wales for which the Company has been named the preferred bidder to design, build, own and operate.

“NWC Amount” has the meaning set forth in Section 1.2(b)(ii).

“Order” means any order, judgment, injunction, edict, decree, ruling, rule, plan, pronouncement, stipulation, determination, decision, opinion, sentence, subpoena, writ or award issued, made, entered or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator or mediator.

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the Business as conducted through the date hereof consistent with the Transferred Companies’ past practice.

“Organizational Documents” means, to the extent in effect, (a) the articles or certificate of incorporation or formation and the bylaws of a corporation; (b) the limited liability company or operating agreement and certificate of formation of a limited liability company; (c) the limited partnership agreement and any certificate of limited partnership; (d) the limited liability partnership agreement and any certificate of limited liability partnership; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to any of the foregoing.

“Owned Real Property” has the meaning set forth in Section 3.14(a).

“Participant” means any current or former director, officer, employee or independent contractor of any Transferred Company.

“Payoff Amount” has the meaning set forth in Section 6.10.

“Payoff Letters” has the meaning set forth in Section 6.10.

Exhibit A-13

“Pension Plan” means any Benefit Plan that is an “employee pension benefit plan,” as defined in Section 3(2) of ERISA.

“Permits” has the meaning set forth in Section 3.20.

“Permitted Encumbrances” means any of the following to the extent it would be considered an Encumbrance: (i) any obligations under any operating leases described in Schedule 3.13 for any of the assets, (ii) liens for Taxes, assessments or other governmental charges or levies (including real estate taxes) not yet due and payable or that are being contested in good faith by appropriate proceedings, provided that adequate accruals have been established therefor in accordance with GAAP, (iii) statutory liens of landlords and liens of carriers, warehousemen, mechanics, laborers, materialmen and other liens imposed by Law, in each case, for amounts not yet due, (iv) liens in respect of pledges or deposits under workers’ compensation Laws, (v) with respect to any Real Property, zoning ordinances and regulations which do not materially adversely affect the Sellers’ use or marketability of the Real Property for its current uses and (vi) other Encumbrances or imperfections on property which are not material in amount and do not materially detract from the value of or impair the occupancy or use of the property affected by such Encumbrance or imperfection as such property is presently occupied and used in the conduct of the Business.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

“Post-Closing Tax Period” means any Tax period commencing after the Closing Date (including the portion of any Straddle Period commencing after the Closing Date).

“Pre-Closing Tax Period” means, collectively, all taxable periods ending on or prior to the Closing Date (including the portion of any Straddle Period ending on or prior to the Closing Date).

“Project Capital Expenditure Amount” has the meaning set forth in Section 1.2(f).

“Project Capital Expenditure Statement” has the meaning set forth in Section 1.3(a).

“Project Capital Expenditures” has the meaning set forth in Section 6.1(o).

“Projects” means the projects set forth on Schedule 1.01.

“PUHCA” means the Public Utility Holding Company Act of 2005, and the rules and regulations promulgated thereunder, and any successor statute.

“Purchase Options” means the options to purchase each of the SPE Facilities granted to each of the respective SPE Lessees under Section 18 of the Bridgeport Lease, Section 18 of the Baltimore Lease and Section 17 of the Millbury Lease, respectively.

“Purchase Price” has the meaning set forth in Section 1.2(a).

Exhibit A-14

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Indemnified Party” has the meaning set forth in Section 9.1.

“Purchaser Related Parties” has the meaning set forth in Section 8.3(c).

“Purchaser Representatives” has the meaning set forth in Section 6.3.

“Purchaser SPE Obligations” means all obligations of the SPE Lessees under Sections 5 of each SPE Lease (Marking of Equipment), 8 of each SPE Lease (Inspection Rights), 9.1(a)(1) and (2) of the Bridgeport SPE Lease (Operation and Maintenance of Facility), Section 9.1 of the Baltimore SPE Lease and the Millbury SPE Lease (Operation and Maintenance of Facility), 9.2 of each SPE Lease (Replacement Parts), 9.3 of the Bridgeport SPE Lease (Optional Alterations), 9.3 of the Baltimore SPE Lease and the Millbury SPE Lease (Alterations; Limitations on Alterations), 9.4 of each SPE Lease (Financing of Alterations), 9.5 of each SPE Lease (Title to Parts and Alterations), 9.6 of each SPE Lease (Removal of Parts), 10.1 of each SPE Lease (Assignment), 14.7 of the Baltimore SPE Lease (Liens and Encumbrances), 14.10 of the Bridgeport SPE Lease (Liens; Further Assurances), 10.3 of each SPE Lease (Location of Equipment), 10.4 of each SPE Lease (Change in Location of Records), 14.1 of the Bridgeport SPE Lease (Lessee to Maintain its Partnership Existence), 14.2 of the Bridgeport SPE Lease (Financial Statements; Reports), 14.3 of the Baltimore SPE Lease (Lessee to Pay Impositions), 14.6 of the Baltimore SPE Lease and the Bridgeport Lease/13A.4 of the Millbury Lease (Business of Lessee), 14.9 of the Bridgeport SPE Lease (Taxes, Other Governmental Charges and Utility Charges), 14.8 of the Baltimore SPE Lease/14.11 of the Bridgeport SPE Lease (ERISA Plans), and 14.12 of the Bridgeport SPE Lease/14.9 of the Baltimore SPE Lease (Site Performance).

“Purchaser Termination Fee” means a cash amount in immediately available funds equal to $125,000,000.

“Purchaser’s Disclosure Schedule” has the meaning set forth in Article II.

“PURPA” means the Public Utility Regulatory Policies Act of 1978, and the rules and regulations promulgated thereunder, and any successor statute.

“Qualifying Facility” means a qualifying cogeneration facility or small power production facility under Section 210 of PURPA, and FERC’s implementing regulations thereof at 18 C.F.R. Part 292.

“Real Property” means the Owned Real Property, the Leased Real Property and the Easement Real Property.

“Real Property Leases” has the meaning set forth in Section 3.14(b).

“Remediation” means any action reasonably necessary to comply with and ensure compliance with the Requirements of Environmental Laws, including removing or remediating the release of Materials of Environmental Concern at, on, in, about, under, within or near the air, soil, surface water, groundwater or soil vapor at any Business Property.

Exhibit A-15

“Renewal Term” means December 31, 2015.

“Requested Information” has the meaning set forth in Section 6.4(g).

“Requirement(s) of Environmental Law(s)” means all requirements, conditions, restrictions or stipulations of Environmental Laws imposed upon the Transferred Companies or the assets, Business Properties and/or the Business of the Transferred Companies.

“Restoration Costs” has the meaning set forth in Section 6.16(a).

“Return Date” has the meaning set forth in Section 6.9(a).

“RTO” means any Regional Transmission Organization or Independent System Operator in the United States, or any successor thereto.

“Scheduled Seller Credit Enhancements” has the meaning set forth in Section 6.9(a).

“SEC” means the United States Securities and Exchange Commission.

“Seller Affiliated Group” means any Affiliated Group that includes (i) a Seller or any Affiliate of a Seller (other than a Transferred Company), and (ii) any Transferred Company.

“Sellers” has the meaning set forth in the Preamble.

“Seller Credit Enhancements” has the meaning set forth in Section 6.9(a).

“Seller Indemnified Party” has the meaning set forth in Section 9.2.

“Sellers’ Disclosure Schedule” has the meaning set forth in Article III.

“Shares” has the meaning set forth in the Recitals.

“SPE Facilities” means the facilities subject to the SPE Leases.

“SPE Guaranty” means that certain WMI Guarantee dated June 29, 2000 by WM Parent in favor of John Hancock, CIT, WTE-I and WTE-II.

“SPE Lease Documents” has the meaning set forth in Section 6.19(d)(i)(B).

“SPE Leases” means (i) the Bridgeport Lease; (ii) the Baltimore Lease; and (iii) the Millbury Lease.

“SPE Lessees” means the Baltimore Project Entity, the Bridgeport Project Entity and the Millbury Project Entity, as lessees under the applicable SPE Leases.

“SPE Policies” has the meaning set forth in Section 6.19(d)(iii)(B).

“Special Purchaser Termination Fee” means $62,500,000.

Exhibit A-16

“Specified Extension Agreements” means each of the agreements listed on Schedule 6.9(e).

“SPEs” means WTE-I and WTE-II.

“Spin-Off” has the meaning set forth in Section 6.20.

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“Subsidiary” means, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or at least fifty percent (50%) of the outstanding voting securities of which, are owned directly or indirectly by such entity.

“Subsidiary Interests” has the meaning set forth in Section 3.2(b).

“Swire HK Joint Venture” means Swire Waste Management Limited.

“Taking” has the meaning set forth in Section 6.16.

“Target Ferrybridge Capital Expenditure Amount” means $55,800,000.

“Target Net Working Capital” means $111,650,000.

“Tax” means any federal, state, local, foreign, and other income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, social security, payroll, unemployment, excise, severance, stamp, occupation, premium, property, escheat, unclaimed property, windfall profits, customs, duties, or other taxes, fees, assessments, or charges of any kind whatever, together with any interest and any penalties, additions to tax, or additional amounts with respect thereto, and any liability for any of the foregoing in accordance with Law (including Treasury Regulation Section 1.1502-6 and any corresponding provision of state, local or non-U.S. Law), by contract or agreement, as a transferee or successor, or otherwise.

“Tax Benefit” means, with respect to a party, the sum of (i) any Tax benefit actually realized in the form a net cash tax savings (determined on a “with and without basis,” and calculated on the basis of the actual reduction in cash Tax payments or increase in cash Tax refunds) by that party in the Tax year in which the circumstances or event giving rise to the Tax Benefit occurred (or in an earlier Tax year), and (ii) the net present value of any Tax benefit reasonably expected to be derived by that party in any Tax year or years after the Tax year in which the circumstances or event giving rise to the Tax Benefit occurred. The net present value referred to in the preceding clause (ii) shall be computed by (1) assuming such party pays Taxes in the relevant jurisdictions at the highest marginal rates, and (2) using a discount rate equal to the long-term applicable federal rate for the month in which the circumstances or event giving rise to the Tax Benefit occurred. For the avoidance of doubt, no Tax detriment or Tax cost attributable to a reduction in the Tax basis of the stock of any Transferred Company that occurs by reason of receipt of an indemnification payment shall be taken into account in determining the Tax Benefit derived by an Indemnified Party in connection with any circumstances or event giving rise to such indemnification payment.

Exhibit A-17

“Tax-Exempt WM Parent Debt” means (a) the Massachusetts Development Finance Agency Resource Recovery Revenue Bonds (Waste Management, Inc. Project), Series 1999B, issued in the aggregate principal amount of $15,000,000 pursuant to the Indenture of Trust, dated as of December 1, 1999, between the Massachusetts Development Finance Agency and U.S. Bank National Association, as successor trustee, as amended or supplemented, and (b) The Gloucester County Improvement Authority Solid Waste Resource Recovery Revenue Refunding Bonds (Waste Management, Inc. Project) Series 1999A and Series 1999B, issued in the aggregate principal amount of $39,515,000 pursuant to the Supplemental Resolution adopted by The Gloucester County Improvement Authority on October 6, 1999.

“Tax Indemnification Agreement” means that certain Tax Indemnification Agreement, dated as of June 29, 2000, among WTE Holdings and the Minority Owners.

“Tax Return” means any return, declaration, report, statement or other document required to be filed in respect of Taxes, including any attachments, exhibits and schedules thereto and any amendments thereof.

“Terminated Debt” means (a) the Business Finance Authority of the State of New Hampshire Adjustable Rate Resource Recovery Refunding Revenue Bonds (Wheelabrator Concord Company, L.P. Project) 1997 Series A and the Business Finance Authority of the State of New Hampshire Adjustable Rate Resource Recovery Revenue Bonds (Wheelabrator Concord Company, L.P. Project) 1997 Series B and any additional or replacement bonds issued pursuant to the Indenture, dated as of December 1, 1997 between the Business Finance Authority of the State of New Hampshire and State Street Bank and Trust Company, as predecessor to U.S. Bank National Association, as trustee, as amended or supplemented, (b) the Massachusetts Development Finance Agency Resource Recovery Revenue Bonds (Waste Management, Inc. Project), Series 1999, and any additional or replacement bonds issued pursuant to the Indenture of Trust, dated as of July 1, 1999, between the Massachusetts Development Finance Agency and The Bank of New York Mellon, as successor trustee, as amended or supplemented, (c) Massachusetts Development Finance Agency Solid Waste Disposal Revenue Bonds (Wheelabrator Millbury Inc. Project) Series 2002 and any additional or replacement bonds issued pursuant to the Indenture, dated as of May 1, 2002, between the Massachusetts Development Finance Agency and The Bank of New York Mellon, as trustee, as amended or supplemented, (d) obligations pursuant to the Loan Agreement, dated as of December 1, 1997 by and between Business Finance Authority of the State of New Hampshire and Wheelabrator Concord Company, L.P., as amended, (e) obligations pursuant to the Loan Agreement, dated as of December 1, 1999 between Massachusetts Development Finance Agency and Waste Management, Inc., as amended, (f) obligations pursuant to the Financing Agreement, dated as of May 1, 2002 between Massachusetts Development Finance Agency and Wheelabrator Millbury, Inc., as amended, (g) obligations pursuant to the Reimbursement Agreement, dated as of December 1, 1997, by and between Wheelabrator Concord Company, L.P. and Wachovia Bank, N.A., as amended, (h) all other obligations of any Transferred Companies pursuant to any guaranties, security agreements, pledge agreements, notes and other documents and instruments relating to any of the foregoing and (i) to the extent applicable, any Indebtedness of any Transferred Companies of the types described in clauses (a), (b) or (f) of the definition of “Indebtedness” and any guarantees of any of the obligations of any other Person of the types described in clauses (a) or (b) of the definition of “Indebtedness”.

Exhibit A-18

“Termination Date” means the date that is one hundred thirty-five (135) days from the earlier of (i) the date on which the final application pursuant to Section 6.6(c) is filed and (ii) fifteen (15) Business Days after the date hereof; provided, however, that if on such date the conditions set forth in Sections 7.1(d), 7.1(e), 7.2(e) and 7.2(f) have not been satisfied, then either the Sellers or the Purchaser shall be entitled to extend the Termination Date for an additional seventy-five (75) days (and references herein to Termination Date shall refer to such extended date), provided that the failure to satisfy the conditions set forth in Sections 7.1(d), 7.1(e), 7.2(e) and 7.2(f) by the original date was not caused by the failure to fulfill any material obligation under this Agreement of the party seeking the extension or by such party’s material breach of this Agreement.

“Termination Fee” means either the Purchaser Termination Fee or the Special Purchaser Termination Fee.

“Third Party Claim” has the meaning set forth in Section 9.3(a).

“Transferred Companies” has the meaning set forth in Section 3.1(d).

“Transferred Company Indemnified Parties” has the meaning set forth in Section 6.7(a).

“Transition Services Agreement” means a Transition Services Agreement substantially in the form of Exhibit B.

“Unreturned Seller Credit Enhancement” has the meaning set forth in Section 6.9(c).

“Unscheduled Seller Credit Enhancements” has the meaning set forth in Section 6.9(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act and any similar or related Laws.

“Waste Supply Agreements” means Waste Supply Agreements in the form of Exhibit C.

“Willful Breach” has the meaning set forth in Section 8.2.

“WM 409A Deferral Plan” means the Waste Management, Inc. 409A Deferral Savings Plan.

“WM Companies” means the WM Parent and all Subsidiaries of the WM Parent other than the Transferred Companies.

“WM Guarantee” has the meaning set forth in the Recitals.

“WM Holdings” has the meaning set forth in the Recitals.

Exhibit A-19

“WM Parent” has the meaning set forth in the Recitals.

“WM Parties” means the Company and the Sellers.

“WTE Holdings” means Waste to Energy Holdings, Inc., a Delaware corporation, wholly-owned subsidiary of WM Holdings and the Class A Member of each of the SPE’s.

“WTE-I” means Waste to Energy I, LLC, a Delaware limited liability company.

“WTE-II” means Waste to Energy II, LLC, a Delaware limited liability company.

Exhibit A-20